As filed with the Securities and Exchange Commission on June 6, 2005

Registration No. 333-124028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kenexa Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	7372	23-3024013
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nooruddin S. Karsan

Chief Executive Officer and Chairman of the Board of Directors

Kenexa Corporation

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry M. Abelson John P. Duke Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4000	Selim Day Shawn J. Lindquist Wilson Sonsini Goodrich & Rosati Professional Corporation 12 East 49th Street, 30th Floor New York, New York 10017 (212) 999-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated June 6, 2005

5,000,000 Shares

Common Stock

Kenexa Corporation is selling 5,000,000 shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price of our common stock will be between $14.00 and $16.00 per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “KNXA.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 375,000 shares from us and 375,000 shares from selling shareholders identified elsewhere in this prospectus at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments. We will not receive any of the proceeds of the sale of shares by the selling shareholders.

The underwriters expect to deliver the shares in New York, New York on                     , 2005.

SG Cowen & Co.

Needham & Company, LLC

JMP Securities

                    , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

This prospectus contains statistical data that we obtained for a fee from certain industry publications and reports, including International Data Corporation. None of these industry reports were prepared in contemplation of this offering.

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

Company Overview

We provide software, services and proprietary content that enable organizations to more effectively recruit and retain employees. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We offer the software applications that form the core of our solutions on an on-demand basis, which materially reduces the costs and risks associated with deploying traditional enterprise applications. We complement our software applications with tailored combinations of outsourcing services, consulting services and proprietary content based on our 18 years of experience assisting clients in addressing their human resource, or HR, requirements. Together, our software applications and services form what are commonly referred to as solutions. We believe that these solutions enable our clients to improve the effectiveness of their talent acquisition programs, increase employee productivity and retention, measure key HR metrics and make their talent acquisition and employee performance management programs more efficient.

We sell our solutions to large- and medium-sized organizations through our direct sales force. As of March 31, 2005, we had a client base of approximately 2,100 companies, including approximately 90 companies on the Fortune 500 list published in April 2005. Our client base includes companies that we billed for services during the 12 months ended March 31, 2005 and does not necessarily indicate an ongoing relationship with each such client. Our top 80 clients contributed approximately 65.6% of our revenue for the year ended December 31, 2004 and approximately 64.8% of our revenue for the three months ended March 31, 2005. Our clients typically purchase multi-year subscriptions which provide us with a recurring revenue stream. During 2004, our clients renewed approximately 89.6% of the aggregate contract value up for renewal during the period.

We derive revenue primarily from two sources, subscription fees for our solutions and fees for discrete professional services. During the year ended December 31, 2004 and for the three months ended March 31, 2005, subscription revenue comprised approximately 78.5% and 75.9%, respectively, of our total revenue.

Industry Overview

Drivers of Demand for Talent Acquisition and Employee Performance Management Applications

Based on our experience, we believe that organizations are increasingly acknowledging the value of their employees and the intense competition to hire and retain qualified employees. Notwithstanding these dynamics, we believe that few organizations have systemized best practices for talent acquisition and employee performance management or have implemented software applications to support these processes. As a result, we believe that these processes are generally inefficient, ineffective and expensive. The absence of effective systems and processes can have a number of negative implications on an organization, including the failure to retain qualified employees, optimize productivity and remove poor performers. These dynamics are driving the market for comprehensive talent acquisition and employee performance management solutions. International Data Corporation, or IDC, estimated in 2004 that the worldwide market for e-recruiting and employee performance management applications will grow from approximately $460.0 million in 2003 to $1.1 billion by 2008, a 19% compound annual growth rate, and the worldwide market for human resources business process outsourcing will grow from approximately $6.9 billion in 2003 to $14.2 billion in 2008, a 16% compound annual growth rate.

Emergence of On-Demand Applications

Based on our experience, we believe that organizations have become increasingly dissatisfied with traditionally purchased and deployed enterprise software applications, resulting in the growing adoption of the on-demand model. The on-demand model fundamentally changes both the purchasing and deployment of enterprise software applications, replacing the large, up-front expense of perpetual software licenses with more manageable subscription fees and reducing implementation time and expense while providing a strong incentive to software vendors to ensure that applications provide the expected benefits to clients. As a result of these dynamics, IDC expects the worldwide market for software provided on an on-demand basis, or software-as-a-service, to grow from approximately $3.0 billion in 2003 to $9.1 billion by 2008, a 24.6% compound annual growth rate.

Our Solution

We provide talent acquisition and employee performance management solutions that we believe enable our clients to achieve the following benefits:

•	More effective and consistent talent acquisition programs. Our solutions enable our clients to expand the pool of qualified applicants, identify high-potential candidates more quickly, accurately measure candidate skills, aptitude and experience, create interviews focused on necessary skills and qualities indicative of success, increase interview consistency and objectivity, identify training needs immediately, document compliance with regulatory requirements and ensure cultural fit between candidates and the organization.

•	Greater employee productivity and retention. Our solutions enable organizations to create individual employee development plans, align employee goals with the broader goals of the organization, design and administer effective and consistent employee surveys, implement productive mentoring and succession planning programs and encourage and manage behavioral change.

•	More cost-effective talent acquisition and employee performance management programs. Our solutions increase the cost-effectiveness of talent acquisition and employee performance management programs by automating functions, increasing scalability, enhancing effectiveness and creating economies of scale through the outsourcing of non-core functions.

•	Application of analytics to talent acquisition and employee performance management programs. Our solutions enable organizations to use the data generated by their talent acquisition and employee performance management programs in order to improve these programs and to link best HR practices with business objectives.

•	Ease of integration, configuration and deployment. We provide the software applications that form the core of our solutions on an on-demand basis, eliminating the material expenses and complexity of traditionally purchased and deployed enterprise software applications.

Our Strategy

Our objective is to be the leading global provider of talent acquisition and employee performance management solutions. To achieve this goal, we intend to:

•	focus on talent acquisition and employee performance management solutions;

•	provide innovative and industry-specific solutions to our clients;

•	cross-sell additional solutions to current clients;

•	leverage our highly efficient development center in Hyderabad, India;

•	expand our global presence and client base; and

•	pursue complementary acquisitions.

Risks Affecting Our Business and Strategy

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this Prospectus Summary. As of March 31, 2005, we had an accumulated deficit of $51.0 million, a majority of which was due to interest charges related to our adoption of SFAS 150. We are also subject to other risks such as the failure of the marketplace to accept the on-demand delivery of our products, competition from existing competitors due to the low barriers to entry in our industry, or the termination or non-renewal of subscriptions for our solutions by our clients. If the market does not accept our products, or if we face increased competition in our industry, our financial condition will be materially adversely affected and it will be much more difficult to achieve profitability, and to continue to grow our business.

Company Information

We commenced operations in 1987 as a provider of recruiting services to a wide variety of industries. In 1993, we offered our first automated talent management system. Between 1994 and 1998, we acquired 15 businesses that enabled us to offer comprehensive human capital management, or HCM, services integrated with web-based technology. HCM is the business process and practice of hiring, deploying and managing an organization’s employees.

Since 1999, we have focused on building a comprehensive suite of talent acquisition and employee performance management solutions. Consistent with this strategy, from 1999 to 2003, we discontinued and exited three businesses, reduced our focus on position-specific recruiting services and acquired four businesses which enhanced our screening and behavioral assessments solutions and skills testing technologies. Since 2000, an increasing proportion of our revenue has been derived from talent acquisition and employee performance management solutions as opposed to professional services.

About Us

We began our operations under predecessor companies, Insurance Services, Inc., or ISI, and International Holding Company, Inc., or IHC. In December 1999, we reorganized our corporate structure by merging ISI and IHC with and into Raymond Karsan Associates, Inc., or RKA, a Pennsylvania corporation and a wholly owned subsidiary of Raymond Karsan Holdings, Inc., or RKH, a Pennsylvania corporation. Each of RKA and RKH were newly created to consolidate the businesses of ISI and IHC. In April 2000, we changed our name to TalentPoint, Inc. and we changed the name of RKA to TalentPoint Technologies, Inc. In November 2000, we changed our name to Kenexa Corporation, or Kenexa, and we changed the name of TalentPoint Technologies, Inc. to Kenexa Technology, Inc., or Kenexa Technology. Currently, Kenexa transacts business primarily through Kenexa Technology.

We are a Pennsylvania corporation. Our principal executive offices are located at 650 East Swedesford Road, 2nd Floor, Wayne, PA 19087. Our telephone number is (610) 971-9171. We maintain an Internet website at http://www.kenexa.com (which is not intended to be an active hyperlink in this prospectus). The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

In this prospectus, the terms “Kenexa,” “we,” “us” and “our” refer to Kenexa Corporation and its subsidiaries, including Kenexa Technology.

This prospectus contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending registration applications or common law rights. These include Kenexa, the Kenexa logo, Interview Builder, Kenexa CareerTracker, Kenexa Insight, Kenexa Prove It!, Kenexa Recruiter, Kenexa Selector, Kenexa Survey Scorecard and PeopleQuest. This prospectus also contains other trademarks of Kenexa as well as trademarks of other persons.

The Offering

Common stock offered by us	5,000,000 shares (plus an additional 375,000 shares if the underwriters exercise their over-allotment option in full).

Common stock offered by the selling shareholders	375,000 shares if the underwriters exercise their over-allotment option in full.

Common stock to be outstanding after this offering	16,427,856 shares.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock being offered for sale to our business associates, employees, friends and family members of our employees. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchased reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Use of proceeds

We will use approximately $28.6 million of the net proceeds of this offering to pay part of the consideration for the redemption of all of the outstanding shares of our series A redeemable participating preferred stock, or series A preferred stock, and approximately $11.4 million of the net proceeds of this offering to pay part of the consideration for the redemption of all of the outstanding shares of our series B redeemable participating preferred stock, or series B preferred stock. If the total public offering price set forth on the cover of this prospectus is greater than $75 million, the $40 million of the proceeds used to redeem shares of our preferred stock will be increased by 46.5% of the gross proceeds to us in excess of $75 million.

We intend to use the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds to acquire or invest in strategic businesses or technologies. You should read the discussion in the “Use of Proceeds” section of this prospectus for more information.

Risk factors	See “Risk Factors” beginning on page 8 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.

Proposed Nasdaq National Market symbol	KNXA.

The number of shares of our common stock to be outstanding after this offering is based on 11,427,856 shares of common stock outstanding as of June 3, 2005. This number excludes:

•	802,051 shares of our common stock issuable upon exercise of outstanding options subject to the terms of our 2000 Stock Option Plan as of June 3, 2005 at a weighted average exercise price of $10.28 per share;

•	an additional 4,040,859 shares of our common stock reserved for future grants under our 2005 Equity Incentive Plan adopted in connection with this offering, including 630,900 shares of our common stock issuable upon exercise of options granted in connection with this offering, each with an exercise price equal to the initial offering price;

•	794,142 shares of our common stock issuable upon exercise of warrants outstanding as of June 3, 2005 at a weighted average exercise price of $17.54 per share; and

•	396,195 shares of our common stock issuable upon exercise of warrants held by our management which will terminate upon the completion of this offering pursuant to an agreement with the warrant holders.

Unless we specifically state otherwise, information in this prospectus:

•	gives effect to the restoration of our treasury shares to our authorized but unissued common stock in March 2005;

•	gives effect to the reclassification of our class A common stock into our common stock prior to this offering;

•	gives effect to a 0.8-for-1 reverse stock split of our common stock prior to this offering;

•	assumes that the total public offering price of our common stock set forth on the cover of this prospectus does not exceed $75 million;

•	gives effect to the redemption of all of the outstanding shares our series A preferred stock for a combination of approximately $28.6 million in cash and 963,643 shares of our common stock (assuming an initial public offering price of $15.00 per share) in connection with this offering;

•	gives effect to the redemption of all of the outstanding shares of our series B preferred stock for a combination of approximately $11.4 million in cash and 628,076 shares of our common stock (assuming an initial public offering price of $15.00 per share) in connection with this offering;

•	gives effect to the conversion of all of the outstanding shares of our class B common stock and class C common stock into 2,179,152 and 2,100,060 shares, respectively, of our common stock in connection with this offering;

•	gives effect to the exercise of warrants held by certain of our principal shareholders for 396,195 shares of our common stock at an exercise price of $0.01 per share in connection with this offering; and

•	assumes no exercise of the underwriters’ over-allotment option.

After this offering, our directors, executive officers and shareholders who each own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 55.6% of the outstanding shares of our common stock. This concentration of ownership will enable them to influence or control matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Shareholders who each own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will receive approximately $38.9 million in cash in respect of their shares of our series A preferred stock and series B preferred stock redeemed in connection with this offering.

Summary Consolidated Financial Information

The following table summarizes our consolidated financial data for the periods indicated. The data for each of the three years ended December 31, 2002, 2003, and 2004 have been derived from our audited consolidated financial statements. The data for each of the three month periods ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements, which, in the opinion of management, contain all adjustments necessary to fairly present the information set forth below. You should read this information in conjunction with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. The pro forma as adjusted basic and diluted net income available to common shareholders per common share gives effect to the repurchase of our class A common stock, the restoration of our treasury shares to our authorized but unissued capital stock, the redemption of all of the outstanding shares of our series A preferred stock and series B preferred stock, the conversion of all of the outstanding shares of our class B common stock and class C common stock, and the issuance of shares of our common stock in this offering, as if each had occurred at the beginning of the periods presented. Accordingly, pro forma as adjusted basic and diluted income available to common shareholders per share excludes interest on mandatory redeemable preferred stock, cumulative effect of change in accounting principle related thereto, and accretion of redeemable class B common stock, class C common stock, series A preferred stock and series B preferred stock.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Subscription revenue	$22,749	$25,511	$36,348	$8,183	$10,871
Other revenue	9,685	8,480	9,952	1,837	3,461

Total revenue	32,434	33,991	46,300	10,020	14,332
Total operating expenses	25,394	24,135	30,340	7,049	8,588
(Loss) income from continuing operations before income tax and interest expense	(1,348)	1,088	3,730	667	1,684
Net loss available to common shareholders (1)	$(971)	$(11,197)	$(5,112)	$(1,706)	$(9,699)
Basic and diluted net loss available to common shareholders per share	$(0.16)	$(1.86)	$(0.85)	$(0.28)	$(1.74)
Weighted average shares used to compute net loss available to common shareholders per common share—basic and diluted	6,054,383	6,033,834	5,995,389	6,033,834	5,572,490
Pro forma as adjusted net income available to common shareholders per common share—basic			$0.23		$0.10
Pro forma as adjusted net income available to common shareholders per common share—diluted			$0.22		$0.10
Weighted average shares used to compute pro forma as adjusted net income available to common shareholders per common share—basic			16,427,313		16,427,313
Weighted average shares to compute pro forma as adjusted net income available to common shareholders per common share—diluted			16,692,650		16,794,325

(1)	We adopted SFAS 150 effective July 1, 2003. SFAS 150 required us to record the mandatory redeemable preferred stock at fair value at the date of adoption and reflect the difference between carrying value and fair value as a cumulative effect of a change in accounting principle. Changes in fair value after the initial adoption date are treated as interest expense. Dividends on mandatory redeemable preferred stock are also treated as interest expense. The interest and change in accounting principle charges to net income will discontinue upon the completion of this offering with the redemption of our series A preferred stock and series B preferred stock.

The following table represents a summary of our consolidated balance sheet data as of March 31, 2005. The information in the “actual” column in the table below is derived from our unaudited consolidated balance sheet as of March 31, 2005, which in the opinion of management contain all adjustments necessary to fairly report the information set forth below. The “pro forma” data in the table below reflect our capitalization as of March 31, 2005, with adjustments for each of the following which will occur upon the completion of this offering:

•	the issuance of 963,643 shares of our common stock in partial consideration of the redemption of all of the outstanding shares of our series A preferred stock (assuming a public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	the issuance of 628,076 shares of our common stock in consideration of the redemption of all of the outstanding shares of our series B preferred stock (assuming a public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	the issuance of 2,179,152 shares of our common stock upon the conversion of all of the outstanding shares of our class B common stock;

•	the issuance of 2,100,060 shares of our common stock upon the conversion of all of the outstanding shares of our class C common stock; and

•	the issuance of 396,195 shares of our common stock upon the exercise of warrants held by certain of our principal shareholders.

The “pro forma as adjusted” column in the table below further reflects the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and our application of approximately $28.6 million of the estimated net proceeds of this offering in partial consideration of the redemption of all of the outstanding shares of our series A preferred stock and approximately $11.4 million of the estimated net proceeds of this offering in partial consideration of the redemption of all of the outstanding shares of our series B preferred stock.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,156	$9,156	$36,406
Total assets	32,970	32,970	60,220
Short term debt, net	—	—	—
Capital lease, short term	163	163	163
Unearned revenue	5,572	5,572	5,572
Long term debt:
Series A preferred stock	48,594	28,600	—
Series B preferred stock	18,844	11,400	—
Capital lease, long term	237	237	237
Other long term debt, net	—	—	—
Redeemable class B common stock	7,448	—	—
Redeemable class C common stock	5,211	—	—
Class A common stock	80	114	164
Treasury stock, at cost	(9,287)	(9,287)	(9,287)
Total shareholders’ deficiency	(59,871)	(59,772)	(32,506)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could materially suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business may not continue to grow if the markets for our products do not continue to grow.

Our growth is dependent upon the continued adoption of on-demand software as a key mechanism for delivering solutions in these markets. The rapidly evolving nature of this market reduces our ability to accurately evaluate our future prospects and forecast quarterly or annual performance. The adoption of on-demand talent acquisition and employee performance management solutions, particularly among organizations that have relied upon traditional software applications, requires the acceptance of a new way of conducting business and exchanging and compiling information. Because these markets are new and evolving, it is difficult to predict with any assurance the future growth rate and size of these markets which, in comparison with the overall market for enterprise software applications, is relatively small.

If our on-demand delivery model is not widely accepted, our operating results will be harmed.

The on-demand delivery of enterprise software is new and, to a large extent, unproven, and it is uncertain whether this model will achieve and sustain high levels of demand and market acceptance. The majority of our clients access and use our software solutions on an on-demand basis. If the preferences of our clients change and our clients elect to deploy our software on-site, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would potentially incur higher costs and encounter greater complexity in providing maintenance and support for our software. Potential clients may be reluctant or unwilling to purchase enterprise software on-demand for a number of reasons, including security and data privacy concerns. If such organizations do not adopt the on-demand delivery model, then the market for our solutions may develop more slowly than we expect. The inability of our on-demand delivery model to achieve widespread market acceptance would harm our business.

Our business will suffer if our existing clients terminate or do not renew their software subscriptions.

We expect to continue to derive a significant portion of our revenue from renewals of subscriptions for our talent acquisition and employee performance management solutions. During 2004, our clients renewed approximately 89.6% of the aggregate contract value eligible to be renewed during the period. If our clients terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms to us or fail to purchase new solutions from us, our revenue may decline or our future revenue growth may be constrained.

Maintaining the renewal rate of our existing subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our support services; and

•	our ability to develop complementary products and services.

Most of our existing clients have entered into subscription agreements with us that expire between one and three years from the initial contract date. Our clients have the right to terminate their contracts and are not obligated to renew their subscriptions for our solutions after the expiration of the initial terms of their subscription agreements. In addition, our clients may negotiate terms which are less favorable to us upon renewal, or may request that we license our software to them on a perpetual basis, which may reduce recurring revenue from these clients. Our future success also depends in part on our ability to sell new solutions to our existing clients.

If we fail to develop or acquire new products or enhance our existing solutions to meet the needs of our existing and future clients, our revenue may decline.

To remain competitive, we must continually improve and enhance the responsiveness, functionality and features of our existing solutions and develop new solutions that address the talent acquisition and employee performance management requirements of organizations. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions, our revenue may decline and our business and operating results will be adversely affected. We intend to introduce enhanced solutions to generate additional revenue, attract new clients and respond to competition. We may not succeed in developing or introducing new or enhanced solutions or developing or introducing them in a timely manner, and new or enhanced solutions that we develop or introduce may not achieve the market acceptance necessary to generate significant revenue.

In addition, it is possible that evolving technology may enable new deployment mechanisms that make our on-demand business model obsolete. To the extent that we are not successful in continuing to develop our solutions in correlation with evolving technology, we may not be successful in establishing or maintaining our client relationships.

If our efforts to attract new clients or to sell additional solutions to our existing clients are not successful, our revenue growth will be adversely affected.

To grow our revenue, we must continually add new clients and sell additional solutions to existing clients. If our existing and prospective clients do not perceive our solutions to be of sufficiently high value and quality, we may not be able to attract new clients or to increase sales to existing clients. Our ability to attract new clients and to sell new solutions to existing clients will depend in large part on the success of our sales and marketing efforts. However, our existing and prospective clients may not be familiar with some of our solutions, or may have traditionally used other products and services for some of their talent acquisition and employee performance management requirements. Our existing and prospective clients may develop their own solutions to address their talent acquisition and employee performance management requirements, purchase competitive product offerings or engage third-party providers of outsourced talent acquisition and employee performance management services. Additionally, some clients may request that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may reduce recurring revenue from these clients.

If we are unable to compete effectively with companies offering enterprise talent acquisition and employee performance management solutions, our revenue may decline.

We may not have the resources or expertise to compete successfully in the future. If we are unable to successfully compete, we could lose existing clients, fail to attract new clients and our revenue would decline. The talent acquisition and employee performance management solutions markets are rapidly evolving and highly competitive, and we expect competition in these markets to persist and intensify. Barriers to entry into our industry are low, new software products are frequently introduced and existing products are continually enhanced. We compete with niche point solution vendors such as Authoria, Inc., BrassRing LLC, Deploy Solutions, Inc., iCIMS, Inc., Integrated Performance Systems, Inc., InScope Corporation, PeopleClick, Inc., Performix Technologies, Inc., Pilat HR Solutions, Inc., Qwiz, Inc., Recruitmax Software, Inc., SHL Group plc, Success Factors, Inc., Taleo Corporation, Unicru, Inc., Virtual Edge Corporation, Webhire, Inc. and Workstream Inc. that offer products that compete with one or more applications contained in our solutions. In some aspects of our business, we also compete with established vendors of enterprise resource planning, or ERP, software with much greater resources, such as Oracle Corporation (PeopleSoft), SAP AG, Siebel Systems, Inc. and Lawson,

Inc. To a lesser extent, we compete with vendors of employment process outsourcing services and survey services such as Accolo, Inc., The Gallup Organization, Hyrian, LLC and Recruitment Enhancement Services. In addition, many organizations have developed or may develop internal solutions to address enterprise talent acquisition and employee performance management requirements that may be competitive with our solutions.

Many of our competitors and potential competitors, especially vendors of ERP software, have significantly greater financial, support, technical, development, marketing, sales, service and other resources, larger installed client bases, longer operating histories, greater name recognition and more established relationships than we have. In addition, ERP software competitors could bundle their products with, or incorporate capabilities in addition to, talent acquisition and employee performance management functions, such as automated payroll and benefits, in products developed by themselves or others. Products with such additional functions may be appealing to some clients because they would reduce the number of different types of software or applications used to run their businesses. Our niche competitors’ products may be more effective than our solutions at performing particular talent acquisition and employee performance management functions or may be more customized for particular client needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in client requirements.

Mergers or other strategic transactions involving our competitors could weaken our competitive position or reduce our revenue.

We believe that our industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. Our competitors may establish or strengthen cooperative relationships with business process outsourcing vendors, systems integrators, third-party consulting firms or other parties. Established companies may not only develop their own products but may also merge with or acquire our current competitors. In addition, we may face competition in the future from large established companies, as well as from emerging companies that have not previously entered the markets for talent acquisition and employee performance management solutions or that currently do not have products that directly compete with our solutions. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, our competitors may announce new products, services or enhancements that better meet the price or performance needs of clients or changing industry standards.

If we encounter barriers to the integration of our software with software provided by our competitors or with the software used by our clients, our revenue may decline and our research and development expenses may increase.

In some cases our software may need to be integrated with software provided by our competitors. These competitors could alter their products in ways that inhibit integration with our software, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our software to facilitate integration with these new releases and could result in lost sales opportunities. In addition, our software is designed to be compatible with the most common third-party ERP systems. If the design of these ERP systems changes, integration of our software with new systems would require significant work and substantial allocation of our time and resources and increase our research and development expenses.

Reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on changes in the information technology spending of our clients. The revenue growth and profitability of our business depend on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. As a result, decreased demand for enterprise application software and services, and in particular talent acquisition and employee performance management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In particular, software for talent acquisition and employee performance management software may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. In the future, potential clients may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively impact our operating results.

Because we recognize revenue from the sale of our solutions ratably over the term of the subscription period, a significant downturn in our business may not be immediately reflected in our operating results.

A decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue could decline significantly in that quarter and in subsequent quarters.

We derived approximately 78.5% of our revenue during the year ended December 31, 2004 and 75.9% of our revenue for the three months ended March 31, 2005 from the sale of subscriptions for our solutions and expect that a significant portion of our revenue for the foreseeable future will be derived from those subscriptions. We recognize the associated revenue ratably over the term of the subscription agreement, which is typically between one and three years. As a result, a significant portion of the revenue that we report in each quarter reflects the recognition of unearned revenue from subscription agreements entered into during previous periods. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations, making our results less indicative of our future prospects.

If our revenue does not meet our expectations, we may not be able to curtail our spending quickly enough and our cost of revenue, compensation and benefits and product development would increase as a percentage of revenue. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any one period, as revenue from new clients is recognized over the applicable subscription term.

Our financial performance may be difficult to forecast as a result of our focus on large clients and the long sales cycle associated with our solutions.

Our sales cycles are generally up to nine months and in some cases even longer. This long sales cycle impedes our ability to accurately forecast the timing of sales in a given period which could adversely affect our ability to meet our forecasts for that period. We focus our sales efforts principally on large organizations with complex talent acquisition and employee performance management requirements. Accordingly, in any single quarter the majority of our revenue from sales to new clients may be composed of large sales made to a relatively small number of clients. Our failure to close a sale in any particular quarter will impede revenue growth until the sale closes, if at all. As a result, substantial time and cost may be spent attempting to close a sale that may not be successful. The period between an initial sales contact and a contract signing is relatively long due to several factors, including:

•	the need to educate potential clients about the uses and benefits of our solutions and the on-demand delivery model;

•	the discretionary nature of our clients’ purchase and budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the talent acquisition and employee performance management requirements of our prospective clients;

•	potential economic downturns and reductions in corporate IT spending;

•	announcements or planned introductions of new products or services by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective clients.

We have a history of operating losses after interest on mandatory redeemable shares and we cannot assure you that we will achieve profitability.

We have significant obligations to the holders of our series A preferred stock and series B preferred stock. As a consequence of our adoption of SFAS 150 as of July 1, 2003, we have reclassified our series A preferred stock and series B preferred stock as liabilities and have recorded interest expense on mandatory redeemable preferred stock of $1.7 million and $8.4 million for the years ended December 31, 2003 and 2004, respectively, and $8.5 million for the three months ended March 31, 2005. We had net losses available to common shareholders of $1.0 million, $11.2 million and $5.1 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $9.7 million for the three months ended March 31, 2005. As of March 31, 2005, we had an accumulated deficit of $51.0 million and a cash balance of $9.2 million. We expect to use approximately $40 million of the proceeds of this offering as well as 1,591,719 shares of our common stock to redeem all of the outstanding shares of our series A preferred stock and series B preferred stock. If we do not complete this offering, we will need to obtain alternative financing to satisfy the preferred stock obligations, and it may be more difficult to achieve profitability and to continue to grow our business.

If our security measures are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition.

Our solutions involve the storage and transmission of confidential information of clients and their existing and potential employees, and security breaches could expose us to a risk of loss of, or unauthorized access to, this information, resulting in possible litigation and possible liability. Although we have never sustained such a breach, if our security measures were ever breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, an unauthorized party obtained access to this confidential data, our reputation could be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not discovered until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

Because our products collect and analyze applicants’ and employees’ stored personal information, concerns that our products do not adequately protect the privacy of applicants and employees could inhibit sales of our products.

Some of the features of our talent acquisition and employee performance management applications depend on the ability to develop and maintain profiles of applicants and employees for use by our clients. These profiles contain personal information, including job experience, home address and home telephone number. Typically, our software applications capture this personal information when an applicant creates a profile to apply for a job and an employee completes a performance review. Our software applications augment these profiles over time by capturing additional data and collecting usage data. Although our applications are designed to protect user privacy, privacy concerns nevertheless may cause employees and applicants to resist providing the personal data necessary to support our products. Any inability to adequately address privacy concerns could inhibit sales of our products and seriously harm our business, financial condition and operating results.

We may increase our sales and marketing efforts to clients outside the United States, which would expose us to additional risks associated with international operations, including the risks of managing a geographically diverse operation and foreign currency exchange rate fluctuations.

As a part of our future business strategy, we intend to increase our international sales efforts in Canada, Europe and Asia. However, we do not currently have any specific plans or commitments with respect to any such expansion and may not be successful in these efforts. International operations and sales subject us to risks and challenges that we would otherwise not face if we conducted our business only in the United States. For example, we will depend on third parties to market our solutions through foreign sales channels, and we may be challenged by laws and business practices favoring local competitors. In addition, our ability to succeed in foreign markets will depend on the ability of our software to properly filter foreign languages. We must also adopt our pricing structure to address different pricing environments and may face difficulty in enforcing revenue collection internationally.

In addition, a portion of our international sales are denominated in foreign currencies, and we incur operating expenses in Indian Rupees. We expect our exposure to foreign exchange gains and losses to increase in the future.

If the unemployment rate increases materially, our business may be harmed.

To the extent that the unemployment rate increases materially, our existing and potential clients may no longer consider improvement of their talent acquisition and employee performance management systems a necessity, which could have a material adverse effect on our business, results of operations and financial condition. Demand for our solutions depends in part on our clients’ ability to hire their employees. According to the U.S. Bureau of Labor Statistics, the unemployment rate in May 2005 of 5.1% was at its lowest level since September 2001.

Material defects or errors in our software could affect our reputation, result in significant costs to us and impair our ability to sell our solutions, which would harm our business.

The software applications forming part of our solutions may contain material defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our solutions in the future. The costs incurred in correcting any material product defects or errors may be substantial and would adversely affect our operating results. After the release of our products, defects or errors may also be identified from time to time by our internal team and by our clients. Such defects or errors may occur in the future.

Any defects that cause interruptions to the availability of our solutions could result in:

•	lost or delayed market acceptance and sales of our solutions;

•	loss of clients;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our intellectual property rights are important to our business, and our success is dependent, in part, on protecting our proprietary software and technology and our brand, marks and domain names. We rely on a combination of copyright, trademark, trade secret and other common laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. It may be possible for unauthorized third parties to copy our software and use information that we regard as proprietary to create products and services that compete with ours, which could harm our competitive position and cause our revenue to decline.

We have no issued patents, and currently have only one pending patent application. There is no guarantee that the U.S. Patent and Trademark Office will grant this patent, or do so in a manner that gives us the protection that we seek. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Existing intellectual property laws only afford limited protection.

To the extent that we expand our international activities, our exposure to unauthorized copying and use of our software and proprietary information may increase. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries, and in particular India, where we develop much of our intellectual property, do not protect proprietary rights to the same extent as the laws of the United States. In the event that we are unable to protect our intellectual property rights, especially those rights that we develop in India, our business would be materially and adversely affected.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers, such as ourselves, will increasingly be subjected to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to defend and resolve, and the payment of substantial damages;

•	require significant management time and attention;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our solutions;

•	create negative publicity that adversely affects the demand for our solutions;

•	require us to indemnify our clients; or

•	require us to expend additional development resources to redesign our software.

Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our software.

Changes in the regulatory environment and general economic condition in India and elsewhere could have a material adverse effect on our business.

Adverse changes in the business or regulatory climate in India could have a material adverse effect on our business. In addition, wages in India are increasing at a faster rate than in the United States. In the event that wages continue to rise, the cost benefit of operating in India may diminish. India has also experienced significant inflation in the past and has been subject to civil unrest and terrorism. There can be no assurance that these and other factors will not have a material adverse effect on our business, results of operations and financial condition.

We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses on similar terms or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

We include in the distribution of our solutions certain technology obtained under licenses from other companies. We anticipate that we will continue to license technology and development tools from third parties in the future. There may not always be commercially reasonable software alternatives to the third-party software that we currently license, or any such alternatives may be more difficult or costly to replace than the third-party software that we currently license. In addition, integration of our software with new third-party software may require significant work and substantial allocation of our time and resources. Also, to the extent we depend upon the successful operation of third-party products in conjunction with our software, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our software, delay new solution introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

As a result of fluctuations in our revenue and operating expenses, our quarterly operating results may vary significantly. We may not be able to curtail our spending quickly enough if our revenue falls short of our expectations. We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our new product development efforts and hire additional personnel. Our operating results may fluctuate in the future as a result of the factors described below and elsewhere in this prospectus:

•	our ability to renew and increase subscriptions sold to existing clients, attract new clients, cross-sell our solutions and satisfy our clients’ requirements;

•	changes in our pricing policies;

•	the introduction of new features to our solutions;

•	the rate of expansion and effectiveness of our sales force;

•	the length of the sales cycle for our solutions;

•	new product and service introductions by our competitors;

•	concentration of marketing expenses for activities, such as trade shows and advertising campaigns;

•	concentration of research and development costs; and

•	concentration of expenses associated with commissions earned on sales of subscriptions for our solutions;

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful as our future revenue and results of operations may vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of securities market analysts and investors. In either case, the price of our common stock could decline, possibly materially.

If we do not retain key personnel, our ability to manage our business and continue our growth could be negatively impacted.

We have grown significantly in recent years, and our management remains concentrated in a small number of key employees, most of whom have been employed with us for at least five years. Our future success will depend to a significant extent on the continued service of our executive officers, particularly Nooruddin S. Karsan, Elliot H. Clark, Troy A. Kanter, Donald F. Volk, Sarah M. Teten, Ramarao V. Velpuri, Bill L. Erickson, Kevin T. Hudson, P. Grant Parker and Raghuveer Sakuru as well as our other key employees, software engineers and senior technical and sales personnel. We have not entered into employment agreements with any of our employees. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, financial condition and results of operations. Competition for qualified personnel in the software industry is intense, and we compete for these personnel with other software companies that have greater financial and other resources than we do. If we lose the services of one or more of our executive officers or other key personnel, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business could be harmed. Searching for replacements for key personnel could also divert management’s time and attention and result in increased operating expenses.

Our chief financial officer is a defendant in litigation that may require a significant amount of his attention.

Our chief financial officer, who has been with us since 1996, is one of the named defendants in litigation based on services provided nearly 10 years ago by him, a former partner of his and the accounting firm of which the two were partners. The plaintiffs’ claims against the defendants are based on theories of professional negligence, breach of fiduciary duty, breach of contract, and negligent and fraudulent misrepresentation in connection with services that were provided to the plaintiff by the defendants. Many of the allegations relate to activity that occurred after our chief financial officer left his former firm. Although our chief financial officer believes that these claims are without merit and is vigorously defending against them, defending against these claims may be time consuming and costly for our chief financial officer.

We will not be able to maintain our revenue growth if we do not attract, train or retain qualified sales personnel.

If we fail to successfully maintain and expand our sales force, our future revenue and profitability will be adversely affected. We depend on our direct sales force for substantially all of our revenue and intend to make significant expenditures in upcoming years to expand our sales force. Our future success will depend in part upon the continued expansion and increased productivity of our sales force. To the extent that we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in hiring, training or retaining our sales personnel in accordance with our plans. Even if we hire and train a sufficient number of sales personnel, we may not generate enough additional revenue to exceed the expense of hiring and training the new personnel.

Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition.

We are currently experiencing a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. In particular, continued rapid growth will require us to invest significant resources in additional infrastructure and to hire additional personnel. We decreased our employee base from 403 employees on December 31, 2002 to 393 on December 31, 2003, but then increased our employee base to 522 employees at December 31, 2004 and 533 employees at March 31, 2005, and we expect to continue to significantly increase the number of personnel throughout the remainder of 2005, which will increase our expenses. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and reporting systems and procedures. This effort may require us to make significant capital expenditures or to incur significant expenses, and may divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition will be adversely affected.

We may engage in future acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have focused on developing solutions for the enterprise talent acquisition and employee performance management market. We do not have recent experience acquiring companies and the companies we have acquired have been small. Between 1994 and 2001, we acquired 19 businesses. Since 2001, we have not completed any acquisitions. Our market is highly fragmented and in the future we may acquire or make investments in complementary companies, products, services or technologies. Acquisitions and investments involve a number of difficulties that present risks to our business, including the following:

•	we may be unable to achieve the anticipated benefits from the acquisition or investment;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired technologies or products with our existing solutions;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including a portion of the net proceeds of this offering. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for acquisitions, including options or other rights, our existing shareholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Evolving European Union regulations related to confidentiality of personal data may adversely affect our business.

In order to provide our solutions to our clients, we rely in part on our ability to access our clients’ employee data. The European Union has adopted various data protection regulations related to the confidentiality of personal data. To date, these regulations have not restricted our business as we have qualified for a safe harbor available for U.S. companies that collect personal data from areas under the jurisdiction of the European Union. To the extent that these regulations are modified in such a manner that our safe harbor no longer applies, our ability to conduct business in the European Union may be adversely affected.

Our ability to use net operating loss carryforwards in United States may be limited.

As of December 31, 2004, we had net operating loss carryforwards from U.S. operations of approximately $15.7 million for federal purposes. We intend to use our U.S. net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Our ability to utilize the net operating losses may be limited by prior changes in our ownership and the issuance of common stock in this offering, and the consummation of the transactions contemplated in this prospectus, may also result in such a limitation. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Any impairment in the value of our goodwill will result in an accounting charge against our earnings, which could negatively impact our stock price.

As of December 31, 2004, we had $8.5 million of goodwill, representing approximately 26% of our total assets as of such date. As a result of acquisitions that we may complete in the future, we may be required to record additional goodwill. In accordance with U.S. generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. As a result of the sale our pharmaceutical training division in December 2003, we wrote off $0.6 million of goodwill associated with prior acquisitions against the net gain on the sale. If we determine significant impairment of our goodwill as a result of any of those tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our clients’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

The failure of our solutions to comply with employment laws may require us to indemnify our clients, which may harm our business.

Some of our client contracts contain indemnification provisions that require us to indemnify our clients against claims of non-compliance with employment laws related to hiring. To the extent these claims are successful and exceed our insurance coverages, these obligations would have a negative impact on our cash flow, results of operation and financial condition.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our historical or future financial results. For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of the underlying security at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced its support for recording expense for the fair value of stock options granted.

Risks Related to this Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.

Anti-takeover provisions of Pennsylvania law and our articles of incorporation and bylaws could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our articles of incorporation and bylaws that will be in effect upon completion of this offering and applicable provisions of the Pennsylvania Business Corporation Law may make it more difficult for a third party to, or prevent a third party from, acquiring control of us or effecting a change in our board of directors and management. These provisions include:

•	the classification of our board of directors into three classes, with one class elected each year;

•	prohibiting cumulative voting in the election of directors;

•	the ability of our board of directors to issue preferred stock without shareholder approval;

•	our shareholders may only take action at a meeting of our shareholders and not by written consent;

•	prohibiting shareholders from calling a special meeting of our shareholders;

•	our shareholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place shareholders proposals on the agenda for consideration at any meeting of our shareholders; and

•	prohibiting us from engaging in some types of business combinations with holders of 20% or more of our voting securities without prior approval of our board of directors, unless a majority of our disinterested shareholders approve the transaction.

The Pennsylvania Business Corporation Law further provides that because our bylaws provide for a classified board of directors, shareholders may remove directors only for cause. These and other provisions of the Pennsylvania Business Corporation Law and our articles of incorporation and bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our shareholders’ voting and other rights. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

The price of our common stock may be volatile.

In the past several years, technology stocks have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of software companies in general, and HR software companies in particular;

•	actual or anticipated changes in our earnings or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. After this offering, approximately 16,427,856 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares, 5,495,298 shares of our common stock (including the 5,000,000 shares of our common stock sold in this offering) will be freely tradable, without restriction, in the public market. SG Cowen & Co, Inc. may, in its sole discretion, permit our directors, officers, employees and current shareholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. See “Shares Eligible for Future Sales—Lock-Up Agreements.”

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 11,427,856 shares will be eligible for sale in the public market, 8,124,799 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933 as amended, or the Securities Act, and various vesting agreements. In addition, the 794,142 shares subject to outstanding warrants and the 4,842,910 shares underlying options that are either subject to the terms of our 2000 Stock Option Plan or reserved for future issuance our 2005 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements and warrants, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

We may be exposed to claims relating to our repurchase of shares of our common stock prior to this offering.

In December 2004, we conducted a share repurchase which closed on January 5, 2005. In the aggregate, we repurchased 873,114 shares of our common stock from eight former employees at $1.25 per share (or, before giving effect to the reverse stock split, 1,091,392 shares of our common stock at $1.00 per share). We decided to initiate this offering after this share repurchase. It is possible that one or more of those individuals could seek to bring a claim against us alleging inadequate disclosure because of the proximity of this offering to the repurchase. Litigation is inherently unpredictable and we cannot assure you that we would be successful in our vigorous defense of any such claims.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $17.43 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. See “Dividend Policy” in this prospectus.

We have broad discretion in the use of the net proceeds of this offering.

Assuming that the total public offering price of our common stock does not exceed $75 million, we intend to use approximately $28.6 million of the net proceeds of this offering to pay part of the consideration for the redemption of all of the shares of our series A preferred stock outstanding prior to this offering and approximately $11.4 million of the net proceeds of this offering to pay part of the consideration for the redemption of all of the shares of our series B preferred stock outstanding prior to this offering. In the event that the total public offering price set forth on the front of this prospectus is greater than $75 million, the amount of cash used to redeem the outstanding shares of preferred stock will be equal to $40 million plus 46.5% of the gross proceeds to us in excess of $75 million. We intend to use the remainder of the net proceeds from this offering, as determined by our management in its sole discretion, for general corporate purposes, including working capital needs and potential strategic acquisitions and investments. However, we have not determined the specific allocation of the remaining net proceeds among these additional uses. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our shareholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 55.6% of the outstanding shares of our common stock after this offering. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements, which are usually accompanied by words such as “may,” “might,” “will,” “should,” “could,” “intends,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “plans,” “expects” and similar expressions, relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenue and expense levels and the adequacy of our available cash resources. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding our industry. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, including those factors discussed in “Risk Factors.”

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We disclaim any obligation or undertaking to disseminate any updates or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $67.3 million, assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares being sold by the selling shareholders if the Underwriters exercise their over-allotment option.

If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $72.5 million.

We intend to use approximately $28.6 million of the estimated net proceeds of this offering to pay part of the consideration for the redemption of all of the outstanding shares of our series A preferred stock and approximately $11.4 million of the estimated net proceeds of this offering to pay part of the consideration for the redemption of all of the shares of our series B preferred stock. If the total public offering price set forth on the cover of this prospectus is greater than $75 million, the $40 million of proceeds used to redeem shares of our preferred stock will be increased by 46.5% of the gross proceeds to us in excess of $75 million.

We intend to use the balance of the net proceeds of this offering for general corporate purposes, including working capital. We believe opportunities may exist to expand the international distribution and sale of our solutions and to expand our current business through strategic acquisitions and investments in technology, and we may use a portion of the proceeds for these purposes. We have not yet determined all of our anticipated expenditures and cannot estimate the amounts to be used for each of the purposes discussed above. We presently have no commitment or agreement relating to any acquisitions or to expand our operations into any other country. We are not currently a party to any contracts or letters of intent, nor do we have any arrangements or understandings, with respect to any strategic acquisitions or investments. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of our common stock to realize a return on their investment, if any.

REDEMPTION AND CONVERSION TRANSACTIONS

Current Capitalization

As of June 3, 2005, we had outstanding:

•	5,160,730 shares of class A common stock;

•	54,479 shares of class B common stock;

•	1,526,813 shares of class C common stock;

•	29,953 shares of series A preferred stock; and

•	12,042 shares of series B preferred stock.

As of June 3, 2005, we had warrants outstanding for the purchase of a total of 794,142 shares of our class A common stock. In addition, we had warrants outstanding for the purchase of a total of 396,195 shares of our common stock which are held by our management and which will terminate upon the closing of this offering pursuant to an agreement with such warrant holders. No consideration was paid or is payable in respect of the termination of their warrants. As of June 3, 2005, we also had outstanding options to purchase 802,051 shares of common stock.

Our articles of incorporation provide that upon the registered public offering of our common stock for aggregate proceeds exceeding $25 million and the satisfaction of other conditions:

•	we are required to redeem all of the outstanding shares of our series A preferred stock and series B preferred stock for an amount in cash, shares of our common stock, or a combination of cash and shares of our common stock;

•	all of the outstanding shares of our class B common stock will automatically convert into shares of our common stock at a rate of 40 shares of our common stock for each share of our class B common stock; and

•	all of the outstanding shares of our class C common stock will automatically convert into shares of our common stock at a rate 0.8 shares of our common stock for each share of our class C common stock.

In addition, our articles of incorporation provide that if, upon the conversion of our class C common stock, the holders of our class C common stock have not received a minimum return as set forth in our articles of incorporation with respect to their investments in our class C common stock and our series A preferred stock, we will issue up to an additional 29.333336 shares of our common stock with respect to each share of our class C common stock outstanding prior to such conversion.

Outstanding shares of our series A preferred stock and series B preferred stock are entitled to receive dividends in an amount equal to 6% and 8% per annum, respectively, of the $1,000 stated value of those shares, compounded quarterly. The redemption value for each share of our series A preferred stock is equal to the sum of:

•	the stated value of $1,000;

•	all accrued but unpaid dividends on the share of series A preferred stock as of the redemption date; and

•	a participation factor equal to the fair market value of 9.3336 shares of our common stock as of the redemption date, which upon an initial public offering would be the initial public offering price per share of our common stock.

The redemption value for each share of our series B preferred stock is equal to the sum of:

•	the stated value of $1,000;

•	all accrued but unpaid dividends on the share of series B preferred stock as of the redemption date; and

•	a participation factor equal to the fair market value of 20.1072 shares of our common stock as of the redemption date, which upon an initial public offering would be the initial public offering price per share of our common stock.

On June 30, 2005, the aggregate redemption values for all of the outstanding shares of our series A preferred stock and our series B preferred stock will be approximately $43.1 million (assuming an initial public offering price of $15.00 per share) and $20.8 million (assuming an initial public offering price of $15.00 per share), respectively.

In connection with this offering, we have entered into an investor agreement with all of the holders of our series A preferred stock, series B preferred stock, class B common stock and class C common stock. The investor agreement, which is described below, sets forth the specific mechanics of the redemption of our series A preferred stock and series B preferred stock and the conversion of our class B common stock and class C common stock upon the completion of this offering.

Reclassification of Common Stock and Reverse Split

Prior to the completion of this offering, each outstanding share of our class A common stock will be reclassified into one share of our common stock. In connection with this reclassification, we will effect a 0.8-to-1 reverse split of our common stock.

Investor Agreement

We have entered into an agreement with all of the holders of our class B common stock, class C common stock, series A preferred stock and series B preferred stock. Two of these shareholders, Parthenon Investors, L.P. and PCIP Investors, are our affiliates by virtue of their beneficial ownership of our common stock and their affiliation with a member of our Board of Directors. See “Management,” “Certain Relationships and Related Party Transactions” and “Principal Shareholders.”

Redemption of Preferred Stock and Conversion of Common Stock

Under the terms of the investor agreement and in accordance with the terms of our articles of incorporation, upon the completion of this offering:

•	all of the outstanding shares of our series A preferred stock will be redeemed for a combination of approximately $28.6 million in cash and 963,643 shares of our common stock (assuming an initial public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	all of the outstanding shares of our series B preferred stock will be redeemed for a combination of approximately $11.4 million in cash and 628,076 shares of our common stock (assuming an initial public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	2,179,152 shares of our common stock will be issued upon the conversion of all of the outstanding shares of our class B common stock; and

•	2,100,060 shares of our common stock will be issued upon the conversion of all of the outstanding shares of our class C common stock, including 878,609 shares of our common stock issuable as a consequence of our failure to satisfy the minimum return provisions of our articles of incorporation.

The portion of the redemption price payable for the series A preferred stock and series B preferred stock not payable in cash is payable in shares of common stock at the initial public offering price. The investor agreement provides that if the portion of the redemption price paid in cash to the holders of our series A preferred stock and series B preferred stock is less than $40 million in the aggregate, the shares of common stock payable in respect of the redemption price for our shares of series A preferred stock and series B preferred stock will be issued at a discount to the initial public offering price. The maximum discount will be 20% of the initial offering price of our common stock if we pay $30 million or less of the redemption price for our series A preferred stock and series B preferred stock in cash. We do not intend to use less than an aggregate of $40 million of the net proceeds of this offering to redeem all of the outstanding shares of our series A preferred stock and series B preferred stock. In the event that the total public offering price set forth on the front of this prospectus is greater than $75 million, the amount of cash used to redeem the outstanding shares of preferred stock will be equal to $40 million plus 46.5% of the gross proceeds to us in excess of $75 million and consequently we will issue fewer shares of common stock in respect of the shares of preferred stock being redeemed.

Upon the completion of this offering, there will be no outstanding shares of our series A preferred stock, series B preferred stock, class B common stock or class C common stock.

Amendment of Warrants

In addition, under the terms of the investor agreement (1) the holders of our outstanding warrants have agreed, in connection with this offering, to exercise all of the warrants with an exercise price of $0.01 per share, for a total of 396,195 shares of our common stock, and (2) the remaining outstanding warrants have been amended to provide that certain provisions regarding adjustments to the shares available upon the exercise of, and exercise prices under, those warrants will terminate upon completion of the offering.

Termination of Stockholders Agreement

The investor agreement and an agreement with other shareholders provides that our second amended and restated stockholders agreement will terminate upon the completion of this offering.

Board Observer Rights

The investor agreement provides that, upon the completion of this offering, Parthenon Investors, L.P. will have the right to appoint a nonvoting representative to attend all meeting of our board of directors until such time as Parthenon Investors, L.P. beneficially owns less than 5% of the outstanding shares of our common stock on a fully diluted basis.

CAPITALIZATION

The following table describes our capitalization as of March 31, 2005. Our capitalization is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to:

—	the reclassification of each share of our class A common stock into one share of common stock prior to this offering;

—	a 0.8-for-1 reverse stock split of our common stock prior to this offering;

—	the issuance of 963,643 shares of our common stock in partial consideration of the redemption of all of the outstanding shares of our series A preferred stock (assuming an initial public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

—	the issuance of 628,076 shares of our common stock in consideration of the redemption of all of the outstanding shares of our series B preferred stock (assuming an initial public offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

—	the issuance of 2,179,152 shares of our common stock upon the conversion of all of our outstanding shares of our class B common stock;

—	the issuance of 2,100,060 shares of our common stock upon the conversion of all of the outstanding shares of our class C common stock;

—	the issuance of 396,195 shares of our common stock upon the exercise of warrants held by certain of our principal shareholders; and

•	on a pro forma as adjusted basis to give effect to:

—	the sale by us of 5,000,000 shares of our common stock in this offering and the application of the net proceeds from the sale (after deducting offering expenses and underwriting discounts and commissions);

—	the use of approximately $28.6 million of the net proceeds of this offering in partial consideration of the redemption of all of the outstanding shares of our series A preferred stock; and

—	the use of approximately $11.4 million of the net proceeds of this offering in partial consideration of the redemption of all of the outstanding shares of our series B preferred stock

You should read the capitalization table together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Redemption and Conversion Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Redeemable participating preferred stock
Long term debt:
Series A preferred stock, $0.01 par value; 30,000 shares authorized and 29,953 shares issued and outstanding; 47 pro forma shares authorized, no shares issued and outstanding; 47 pro forma as adjusted shares authorized, no shares issued and outstanding	48,594	28,600	—
Series B preferred stock, $0.01 par value; 12,042 shares authorized, issued and outstanding; no pro forma shares authorized, issued and outstanding; no pro forma as adjusted shares authorized, issued and outstanding	18,844	11,400	—

Total long term debt	$67,438	$40,000	$—

Redeemable common stock
Redeemable class B common stock, $0.01 par value; 200,000 shares authorized, 54,479 shares issued and outstanding; 145,521 pro forma shares authorized and no shares issued and outstanding; 145,521 pro forma as adjusted shares authorized and no shares issued and outstanding	7,448	—	—
Redeemable class C common stock, $0.01 par value; 2,000,000 actual shares authorized, 1,526,813 shares issued and outstanding; 473,187 pro forma shares authorized and no shares issued and outstanding; 473,187 pro forma as adjusted shares authorized and no shares issued and outstanding	5,211	—	—

Total redeemable common stock	$12,659	$—	$—

Shareholders’ Deficiency
Class A common stock, $0.01 par value; 100,000,000 shares authorized, 7,982,628 shares issued and outstanding; 100,000,000 pro forma shares authorized and 11,427,856 shares issued and outstanding; 100,000,000 pro forma as adjusted shares authorized and 11,427,856 shares issued and outstanding	80	114	164
Additional paid-in capital	886	886	28,102
Accumulated deficit	(51,270)	(51,270)	(51,270)
Accumulated other comprehensive income	89	89	89
Treasury stock at cost, 2,821,843 shares	(9,287)	(9,287)	(9,287)
Note receivable for class A common stock	(369)	(304)	(304)

Total shareholders’ deficiency	$(59,871)	(59,772)	(32,506)

Total capitalization	$(59,871)	$(59,772)	$(32,506)

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of March 31, 2005 was approximately $(68.2) million, or approximately $(4.06) per share. Pro forma net tangible book value per share is determined by dividing the amount of our tangible net worth, or total tangible assets less total liabilities, by the pro forma number of shares of our common stock outstanding after giving effect to the transactions described in “Redemption and Conversion Transactions” in this prospectus. Dilution to new investors represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale of the shares offered hereby at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of March 31, 2005 would have been $(40.9) million, or $(2.43) per share. This represents an immediate increase in pro forma net tangible book value of $1.63 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $17.43 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2005	$(4.06)
Increase per share attributable to new investors	1.63

Pro forma net tangible book value per share after this offering		(2.43)

Dilution per share to new investors		$(17.43)

The following table sets forth, on a pro forma basis as of March 31, 2005, after giving effect to the transactions described in “Redemption and Conversion Transactions” in this prospectus, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $15.00 per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	11,427,856	69.6%	$16,814,976	18.3%	$1.47
New investors	5,000,000	30.4	75,000,000	81.7	15.00

Total	16,427,856	100.0%	$91,814,976	100.0%	$5.59

The foregoing tables and calculations assume no exercise of any options or warrants outstanding as of June 3, 2005. Specifically, these tables and calculations exclude:

•	802,051 shares of our common stock issuable upon exercise of outstanding options subject to our 2000 Stock Option Plan as of June 3, 2005 at a weighted average exercise price of $10.28 per share;

•	an additional 4,040,859 shares of our common stock reserved for future grants under our 2005 Equity Inventive Plan adopted in connection with this offering, including 630,900 shares of our common stock issuable upon exercise of options granted in connection with this offering;

•	794,142 shares of our common stock issuable upon exercise of warrants outstanding as of June 3, 2005 at a weighted average exercise price of $17.54 per share; and

•	396,195 shares of our common stock issuable upon exercise of warrants held by our management which will terminate upon the completion of this offering.

New investors will experience additional dilution upon the exercise of warrants or options to purchase common stock or if we issue restricted stock to our employees under our 2005 Equity Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below are derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The consolidated statement of operations data for each of the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The consolidated statement of operations data for each of the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for each of the three month periods ended March 31, 2004 and 2005 and the consolidated balance sheet data as of March 31, 2005 are derived from our unaudited consolidated financial statements which, in the opinion of management, contain all adjustments necessary to fairly present the information set forth below. Our historical results are not necessarily indicative of results for any future period.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Subscription revenue	$16,538	$18,683	$22,749	$25,511	$36,348	$8,183	$10,871
Other revenue	13,889	9,688	9,685	8,480	9,952	1,837	3,461

Total revenue	30,427	28,371	32,434	33,991	46,300	10,020	14,332
Cost of revenue (exclusive of depreciation, shown separately below)	6,450	8,664	8,388	8,768	12,230	2,304	4,060

Gross profit	23,977	19,707	24,046	25,223	34,070	7,716	10,272

Operating expenses:
Sales and marketing	21,587	16,635	11,088	10,470	13,350	3,306	3,603
General and administrative	9,475	11,197	8,684	7,482	10,243	2,210	3,313
Research and development	2,148	3,070	2,982	3,463	4,271	926	1,120
Depreciation and amortization	1,959	2,682	2,640	2,720	2,476	607	552

Total operating expenses	35,169	33,584	25,394	24,135	30,340	7,049	8,588

(Loss) income from continuing operations before income tax and interest expense	(11,192)	(13,877)	(1,348)	1,088	3,730	667	1,684

Interest expense	2,739	848	423	352	160	48	12
Interest on mandatory redeemable preferred shares (1)	—	—	—	1,667	8,386	2,068	8,534

Loss from continuing operations before income tax	(13,931)	(14,725)	(1,771)	(931)	(4,816)	(1,449)	(6,862)
Income tax (benefit) expense on continuing operations	(3,417)	(276)	(84)	33	(723)	2	40

Loss from continuing operations	(10,514)	(14,449)	(1,687)	(964)	(4,093)	(1,451)	(6,902)
Income from discontinued operations, net of tax (2)	2,428	425	283	15	—	—	—

Net loss before cumulative effect of change in accounting principle	(8,086)	(14,024)	(1,404)	(949)	(4,093)	(1,451)	(6,902)
Cumulative effect of change in accounting principle (1)	—	—	—	11,233	—	—	—
Extraordinary item:
Loss on early extinguishment of debt, net of income tax benefit of $37,595	(173)	—	—	—	—	—	—

Net loss	$(8,259)	$(14,024)	$(1,404)	$(12,182)	$(4,093)	$(1,451)	$(6,902)

Accretion of redeemable class B common shares and redeemable class C common shares	$3,033	$2,882	$(3,609)	$(3,443)	$1,019	$255	$2,797
Accretion of series A preferred shares and series B preferred shares	—	—	133	872	—	—	—
Accrued dividends on series A preferred shares and series B preferred shares	1,303	2,609	3,043	1,586	—	—	—

Net loss available to common shareholders	$(12,595)	$(19,515)	$(971)	$(11,197)	$(5,112)	$(1,706)	$(9,699)

Basic and diluted loss per share:
Net loss from continuing operations	$(2.56)	$(3.24)	$(0.21)	$(0.00)	$(0.85)	$(0.28)	$(1.74)
Net income from discontinued operations	0.41	0.07	0.05	0.00	—	—	—
Net loss from cumulative effect of change in accounting principle	—	—	—	(1.86)	—	—	—

Net loss per share available to common shareholders	$(2.15)	$(3.17)	$(0.16)	$(1.86)	$(0.85)	$(0.28)	$(1.74)
Weighted average shares used to compute net loss available to common shareholders per common share—basic and diluted	5,879,599	6,145,521	6,054,383	6,033,834	5,995,389	6,033,834	5,572,490

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)					(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,818	$756	$410	$3,078	$9,494	$9,156
Total assets	35,901	27,400	26,149	25,309	33,288	32,970
Short term debt, net	19,948	4,086	3,817	1,558	—	—
Capital leases, short term	479	336	351	292	199	163
Unearned revenue	923	1,968	2,577	3,260	6,650	5,572
Long term debt:
Series A preferred stock	—	21,090	23,420	35,471	41,727	48,594
Series B preferred stock	—	10,895	11,741	15,048	17,178	18,844
Capital leases, long term	638	311	156	147	277	237
Other long term debt, net	1,562	54	3	—	—	—
Redeemable class B common stock	15,001	6,714	5,201	3,747	5,291	7,448
Redeemable class C common stock	—	9,181	7,085	5,096	4,571	5,211
Class A common stock	80	80	80	80	80	80
Treasury stock	(7,609)	(7,983)	(8,195)	(8,195)	(8,772)	(9,287)
Total shareholders’ deficiency	(12,903)	(16,329)	(20,365)	(44,221)	(49,803)	(59,871)

(1)	We adopted SFAS 150 effective July 1, 2003, which required us to record the mandatory redeemable preferred stock at fair value at the date of adoption and reflect the difference between carrying value and fair value as a cumulative effect of a change in accounting principle. Changes in fair value after the initial adoption date are treated as interest expense. Dividends on mandatory redeemable preferred stock are also treated as interest expense. The interest and change in accounting principle charges to net income will discontinue upon the completion of this offering with the redemption of our series A preferred stock and series B preferred stock.
(2)	Discontinued operations related to our pharmaceutical training and technology solutions group division for the years ended December 31, 2000, 2001, 2002 and 2003 are as follows (dollars in thousands):

	For the Year Ended December 31,
	2000	2001	2002	2003
Revenue:
Subscription revenue	$—	$—	$—	$—
Other revenue	26,340	18,825	14,239	6,046

Total revenue	26,340	18,825	14,239	6,046
Cost of revenue	12,349	10,522	7,565	2,714

Gross profit	13,991	8,303	6,674	3,332
Total operating expenses	9,894	7,542	6,179	4,153
Interest expense	51	52	24	23

Income (loss) from discontinued operations before income taxes	4,046	709	471	(844)
Gain on sale of discontinued operations	—	—	—	869
Income tax expense	1,618	284	188	10

Net income from discontinued operations	$2,428	$425	$283	$15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations and intentions set forth in the “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

We provide software, services and proprietary content that enable organizations to more effectively recruit and retain employees. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We offer the software applications that form the core of our solutions on an on-demand basis, which materially reduces the costs and risks associated with deploying traditional enterprise applications. We complement our software applications with tailored combinations of outsourcing services, consulting services and proprietary content based on our 18 years of experience assisting clients in addressing their human resource requirements. Together, our software applications and services form solutions that we believe enable our clients to improve the effectiveness of their talent acquisition programs, increase employee productivity and retention, measure key HR metrics and make their talent acquisition and employee performance management programs more efficient.

Since 1999, we have focused on providing talent acquisition and employee performance management solutions on a subscription basis and currently generate a significant portion of our revenue from these subscriptions. During the year ended December 31, 2004 and for the three months ended March 31, 2005, revenue from these subscriptions comprised approximately 78.5% and 75.9%, respectively, of our total revenue. We generated the remainder of our revenue from discrete professional services that were not provided as part of an integrated solution on a subscription basis. These subscription-based solutions provide us with a recurring revenue stream and we believe represent a more compelling opportunity in terms of growth and profitability than discrete professional services. As a result, since 1999 discrete professional services have represented a consistently decreasing percentage of our revenue. We expect that trend to continue.

We sell our solutions to large- and medium-sized organizations through our direct sales force. As of March 31, 2005, we had a client base of approximately 2,100 companies, including approximately 90 companies on the Fortune 500 list published in April 2005. Our client base includes companies that we billed for services during the 12 months ended March 31, 2005 and does not necessarily indicate an ongoing relationship with each such client. Our top 80 clients contributed approximately 65.6% and 64.8% of our revenue for the year ended December 31, 2004 and for the three months ended March 31, 2005, respectively.

Our revenue has increased at a compound annual growth rate of approximately 19.5% since 2002, from $32.4 million for the year ended December 31, 2002 to $34.0 million for the year ended December 31, 2003 to $46.3 million for the year ended December 31, 2004. Historically, a substantial portion of our clients have renewed their subscriptions each year. During 2002, 2003 and 2004, our clients renewed approximately 80%, 97% and 89.6%, respectively, of the aggregate contract value up for renewal during each of those periods.

Background

We commenced operations in 1987 as a provider of recruiting services to a wide variety of industries. In 1993, we offered our first automated talent acquisition system and by 1997 we had expanded our business to provide employee research, employee performance management technology and consulting services. In late 1997, responding to a growing demand from our customers, we embarked on a strategy to provide comprehensive human capital management services integrated with on-demand software. Between 1994 and 1998, we acquired 15 businesses that collectively enabled us to offer comprehensive HCM services integrated with on-demand technology.

In 1999, we commenced a strategy designed to focus our business on talent acquisition and employee performance management solutions and reduce our strategic focus on discrete professional services that generated less predictable revenue streams and lower margins. To that end:

•	in 1999, we exited our temporary staffing business;

•	in 2000 and 2001, we acquired four businesses which enhanced our screening and behavioral assessment solutions and skills testing technologies;

•	since 2002, we have reduced our strategic focus on position-specific recruiting services; and

•	in 2003, we discontinued our Oracle implementation business and discontinued and sold our pharmaceutical training division.

As a result of our shift in strategic focus, since the beginning of 2000, an increasing proportion of our revenue has been derived from talent acquisition and employee performance management solutions and a decreasing portion of our revenue has been derived from discrete professional services. In 2000, our revenue derived from subscriptions for these solutions comprised approximately 54.4% of our total revenue. This percentage increased to approximately 65.9%, 70.1%, 75.1%, 78.5% and 75.8% of total revenue, respectively, for the years ended December 31, 2001, 2002, 2003, 2004 and for the three months ended March 31, 2005. This transition in revenue mix resulted in decreasing revenue from 2000 to 2001, 14.3% revenue growth from 2001 to 2002 and relatively flat revenue growth between 2002 and 2003 as incremental revenue from our talent acquisition and employee performance management solutions was offset by a decline in revenue from discrete professional services. More recently, customer adoption of the on-demand model for software delivery and need for solutions that improve employee recruiting and retention have driven consistent quarterly revenue growth since December 31, 2002.

From our inception through 1999, our operations were funded primarily through internally generated cash flows and our line of credit. In December 1999, we issued common stock and warrants to purchase common stock to several investors, including Parthenon Investors, L.P. and PCIP Investors, for approximately $22.0 million. In connection with this investment, we repurchased common stock held by a co-founder and former president of our predecessor for consideration of approximately $6.9 million and restructured our outstanding debt. On June 16, 2000, we entered into a bridge financing in which we issued promissory notes in an aggregate principal amount of $10.0 million to Parthenon and PCIP for aggregate cash proceeds of $8.1 million, representing an original initial issue discount of $1.9 million. In connection with the bridge financing, Parthenon and PCIP also exercised warrants to purchase shares of common stock that were acquired in the 1999 financing for an aggregate exercise price of $1.9 million.

In February 2001, we issued common and preferred stock to Wafra Acquisition Fund 14, L.P. for approximately $15.5 million and to Parthenon and PCIP in exchange for the cancellation and discharge of the bridge notes issued in 2000. In March 2001, we issued common and preferred stock to Westbury Equity Partners SBIC, L.P. for approximately $6.0 million in cash. In the same transaction, we redeemed a portion of the shares of common and preferred stock held by Parthenon and PCIP for an aggregate price of approximately $2.4 million.

Recent Events

We have entered into an agreement with all of the holders of our class B common stock, class C common stock, series A preferred stock and series B preferred stock. Under the terms of the agreement and according to the terms of our articles of incorporation, upon the completion of this offering, we will redeem all of the outstanding shares of our series A preferred stock and series B preferred stock as described below, provided that if the total public offering price set forth on the cover of this prospectus is greater than $75 million, the $40 million of proceeds used to redeem shares of preferred stock will be increased by 46.5% of the gross proceeds to us in excess of $75 million:

	Cash Payable	Shares of Common Stock Issuable
• Series A preferred stock	$28.6 million	963,643 shares, assuming an initial public offering price of $15.00 per share.

• Series B preferred stock	$11.4 million	628,076 shares, assuming an initial public offering price of $15.00 per share.

All of the outstanding shares of class B common stock and class C common stock will convert as described below:
Shares of Common Stock Issuable

• Class B common stock		2,179,152 shares

• Class C common stock		2,100,060 shares

In addition, the agreement provides that, in connection with this offering, certain of our shareholders will exercise warrants for a total of 396,195 shares of our common stock with an exercise price of $0.01 per share.

In December 2004, we conducted a share repurchase which closed on January 5, 2005. In the aggregate, we repurchased 873,114 shares of our common stock from eight former employees at $1.25 per share or, before giving effect to the reverse stock split, 1,091,392 shares of our common stock at $1.00 per share, of which 369,075, or 461,344 before giving effect to the revise stock split, were repurchased in December 2004. Although we did not decide to initiate a process for an initial public offering until after the share repurchase, and we believe that the disclosures we made in connection with the share repurchase fairly presented the factors that might affect the price of our stock, we recognize that one or more of those individuals may seek to bring a claim against us. If a claim were asserted against us, we do not believe we would have any legal liability, and we would defend vigorously against any such claim.

Our board of directors on May 27, 2005 approved a reverse stock split and reclassification of our class A common stock into shares of our common stock. The ratio for the reverse stock split is 0.8-for-1, as determined by our board of directors. Immediately after the application of the reverse stock split, each share of our class A common stock will be reclassified as one share of our common stock. We expect to effect this reverse split and reclassification of our class A common stock into our common stock by amending our amended and restated articles of incorporation prior to the completion of this offering. The board of directors may choose to abandon the reverse split and reclassification at any time prior to the filing of the reverse split and reclassification amendment. All previously reported share amounts have been retroactively adjusted to give effect to the reverse stock split and reclassification of our class A common stock into our common stock.

Sources of Revenue

We derive revenue primarily from two sources: (1) subscription revenue for our solutions, which is comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support that is included in the basic subscription fee; and (2) fees for discrete professional services.

Our clients primarily purchase renewable subscriptions for our solutions. The typical term is one to three years, with some terms extending up to five years. The majority of our subscription agreements are not cancelable for convenience, although our clients have the right to terminate their contracts for cause if we fail to provide the agreed upon services or otherwise breach the agreement. A client does not generally have a right to a refund of any advance payments if the contract is cancelled. We expect that we will maintain our renewal rate of approximately 89.6% of the aggregate contract value up for renewal for the year ended December 31, 2004 in each of 2005, 2006 and 2007. The revenue derived from subscription fees is recognized ratably over the term of the subscription agreement. We generally invoice our clients in advance in monthly or quarterly installments and typical payment terms provide that our clients pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable prior to the receipt of payment and in unearned revenue to the extent revenue recognition criteria have not been met. As the subscription component of our revenue has grown and clients’ willingness to pay us in advance for their subscriptions has increased, the amount of unearned revenue on our balance sheet has grown at a higher rate than our revenue. As of December 31, 2002, 2003, and 2004, our unearned revenue was $2.6 million, $3.3 million and $6.6 million, respectively. We expect this trend to continue. We generally price our solutions based on the number of software applications and services included and the number of client employees. Accordingly, subscription fees are generally greater for larger organizations and for those that subscribe for a broader array of software applications and services.

A small portion of our clients purchase discrete professional services. These services primarily consist of consulting and training services. In addition, we recognize a small amount of revenue from sales of perpetual software licenses. The revenue from these services and licenses is recognized differently depending on the type of service or license provided as described in greater detail below under “Critical Accounting Policies.”

We generate substantially all of our revenue from within the United States. During the years ended December 31, 2003 and 2004 and for the three months ended March 31, 2005, approximately 95.0%, 91.2% and 90.3% of our revenue, respectively, were derived from sales in the United States. Although, we derive a small amount of our revenues from areas outside the United States, we believe that global markets represent a significant opportunity and we intend to expand the international distribution and sale of our solutions. At this time, we do not have any specific plans or commitments with respect to this expansion. During the years ended December 31, 2003 and 2004, and for the three months ended March 31, 2005, approximately, 5.0%, 8.8% and 9.7%, respectively, of our revenue were derived from areas outside the United States. Other than the revenues that we generated from clients in the Netherlands and the United Kingdom, which amounted to 7.0% and 3.3% of our revenue for the year ended December 31, 2004, and 2003 respectively, we did not have revenue from any other country in 2004 in excess of 0.5% of our total revenue for 2004 or 2003.

Cost of Revenue

Our cost of revenue primarily consists of compensation, employee benefits and travel-related expenses for our employees and independent contractors who provide consulting or other professional services to our clients. Additionally, our application hosting costs, amortization of third-party license royalty costs, technical support personnel costs, overhead allocated based on headcount and reimbursed expenses are also recorded as cost of revenue. Many factors affect our cost of revenue, including changes in the mix of products and services, pricing trends, changes in the amount of reimbursed expenses and fluctuations in our client base. Because cost as a percentage of revenue is higher for professional services than for software products, an increase in the services component of our solutions or an increase in discrete professional services as a percentage of our total revenue would reduce gross profit as a percentage of total revenue. As our business expands, we expect that third-party license royalty costs and personnel costs associated with the delivery of our solutions will continue to increase.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing. Sales and marketing expenses primarily consist of personnel and related costs for employees engaged in sales and marketing, including salaries, commissions, and other variable compensation, travel expenses and costs associated with trade shows, advertising and other marketing efforts and allocated overhead. We expense our sales commissions at the time the related revenue is recognized, and we recognize revenue from our subscription agreements ratably over the term of the agreements. Investment in sales and marketing commencing in 2003 resulted in significant revenue growth during 2003 and 2004. We intend to continue to invest in sales and marketing to pursue new clients and expand relationships with existing clients. As a result, we expect sales and marketing expense to increase. However, we do not expect sales and marketing expense to increase significantly as a percentage of revenue.

Research and Development. Research and development expenses primarily consist of personnel and related costs, including salaries, and employee benefits, for software engineers, quality assurance engineers, product managers, technical sales engineers and management information systems personnel. Our research and development efforts have been devoted primarily to new product offerings and incidental enhancements and upgrades to our existing products. Historically, we have capitalized a small percentage of our research and development expenses. Capitalized research and development expenses totaled $1.6 million, $0.7 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. The remaining research and development expenses have been expensed as incurred. We expect research and development expenses to increase in the future as we employ more personnel to support enhancements of our solutions and new solutions offerings. However, we expect research and development expenses to decrease as a percentage of revenue primarily due to increased efficiencies from our global development center.

General and Administrative. General and administrative expenses primarily consist of personnel and related costs for our executive, finance, human resources and administrative personnel, professional fees and other corporate expenses and allocated overhead. As we expand our business and incur additional expenses associated with being a public company, we believe that general and administrative expenses will increase in dollar amount and may increase as a percentage of revenue in 2005 and future periods.

Discontinued Operations

By 2002, we began to make significant progress in the sales of our talent acquisition and employee performance management solutions and began to redirect resources to those solutions. As part of this change of focus, we began to exit lower-margin businesses with less predictable revenue streams. Accordingly, in November 2003, we decided to discontinue our pharmaceutical training division and Oracle implementation business. In December 2003, we sold our pharmaceutical training division for $3.0 million in cash for a net gain of approximately $0.9 million. See note 3 in our audited consolidated financial statements for additional discussion.

Key Performance Indicators

The following tables summarize the key performance indicators that we consider to be material in managing our business:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in thousands, except for percentages)
				(unaudited)
Total revenue	$32,434	$33,991	$46,300	$10,020	$14,332
Subscription revenue as a percentage of total revenue	70.1%	75.1%	78.5%	81.7%	75.9%
Loss (income) from continuing operations before income tax and interest expense	$(1,348)	$1,088	$3,730	$667	$1,684
Net cash provided by operating activities	$2,032	$3,322	$10,051	$188	$750

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
	(in thousands)
Unearned revenue	$2,577	$3,260	$6,650	$3,223	$5,572

The following is a discussion of some of the terms used in the tables above.

Subscription revenue as a percentage of total revenue. Subscription revenue as a percentage of total revenue can be derived from our consolidated statement of operations. This performance indicator illustrates the evolution of our business towards subscription-based solutions, which provide us with a recurring revenue stream and which we believe to be a more compelling revenue growth and profitability opportunity. We expect the percentage of subscription revenue to continue to increase in future periods due to our continuing focus on subscription-based solutions and our continued investment in marketing efforts.

Net cash provided by operating activities. Net cash provided by operating activities is taken from our consolidated statement of cash flows and represents the amount of cash generated by our operations that is available for investing and financing activities. Historically, our net cash provided by operating activities has exceeded our net income primarily due to the positive impact of unearned revenue. We expect this trend to continue because of the advance payment structure of our subscription agreements and because as our sales increase, we expect incremental costs to decline.

Unearned revenue. We generate revenue primarily from multi-year subscriptions for our on-demand talent acquisition and employee performance management solutions. We recognize revenue from these subscription agreements ratably over the term of the contract, which are typically one to three years. We generally invoice our clients in quarterly or monthly installments in advance. Unearned revenue, which is included in our consolidated balance sheets, is the amount of invoiced subscriptions in excess of the amount recognized as revenue. Unearned revenue represents, in part, the amount that we will record as revenue in our consolidated statements of operations in future periods. As the subscription component of our revenue has grown and customer willingness to pay us in advance for their subscriptions has increased, the amount of unearned revenue on our balance sheet has grown at a higher rate than our revenue growth rate. We expect this trend to continue.

The following table reconciles beginning and ending unearned revenue for each of the periods shown:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(in thousands)
Unearned revenue at beginning of period	$1,968	$2,577	$3,260	$3,260	$6,650
Total invoiced subscriptions during period	23,358	26,193	39,738	8,146	9,793
Subscription revenue recognized during period	(22,749)	(25,510)	(36,348)	(8,183)	(10,871)

Unearned revenue at end of period	$2,577	$3,260	$6,650	$3,223	$5,572

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and consolidated results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable and accrued expenses. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Revenue Recognition

We derive our revenue from two sources: (1) subscription revenues for solutions, which are comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) other fees for discrete professional services. Because we provide our solution as a service, we follow the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition. On August 1, 2003, we adopted Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the client;

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription fees and support revenues are recognized on a monthly basis over the lives of the contracts. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Discrete professional services and other revenues, when sold with subscription and support offerings, are accounted for separately since these services have value to the customer on a stand-alone basis and there is objective and reliable evidence of fair value of the delivered elements. Our arrangements do not contain general rights of return. Additionally, when professional services are sold with other elements, the consideration from the revenue arrangement is allocated among the separate elements based upon the relative fair value. Professional services and other revenues are recorded as follows: Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of a longer duration.

In determining whether revenues from professional services can be accounted for separately from subscription revenue, we consider the following factors for each agreement: availability of professional services from other vendors, whether objective and reliable evidence of the fair value exists of the undelivered elements, the nature and the timing of when the agreement was signed in comparison to the subscription agreement start date and the contractual dependence of the subscription service on the customer’s satisfaction with the other services. If the professional service does not qualify for separate accounting, we recognize the revenue ratably over the remaining term of the subscription contract. In these situations we defer the direct and incremental costs of the professional service over the same period as the revenue is recognized.

We record out-of-pocket expenses incurred in accordance with EITF issue 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, which requires that reimbursements received for out-of-pocket expenses be classified as revenue and not as cost reductions. Before the December 15, 2001 effective date of EITF Issue 01-14, out-of-pocket reimbursements from clients were netted with the applicable costs. These items primarily include travel, meals and certain telecommunication costs. During 2002, 2003 and 2004, reimbursed expenses totaled $0.9 million, $0.8 million and $1.3 million, respectively.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from clients’ inability to pay us. The provision is based on our historical experience and for specific clients that, in our opinion, are likely to default on our receivables from them. In order to identify these clients, we perform ongoing reviews of all clients that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in number of clients, and we have less payment history to rely upon with these clients. We rely on historical trends of bad debt as a percentage of total revenue and apply these percentages to the accounts receivable associated with new clients and evaluate these clients over time. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Capitalized Software Research and Development Costs

In accordance with EITF Issue 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” we apply AICPA Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, will be capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training cost are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal software in any of the periods covered in this audit report.

Goodwill and Other Identified Intangible Asset Impairment

On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets which superseded Accounting Board Opinion No. 17, Intangible Assets. Upon adoption of SFAS No. 142, we ceased amortization of existing goodwill and are required to review the carrying value of goodwill for impairment. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. This comparison is performed annually or more frequently if circumstances indicate that the carrying value may not be recoverable. We have reviewed the carrying values of goodwill of each business unit by comparing the carrying values to the estimated fair values of the business components. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the respective business components and comparable company multiples. Such cash flows consider factors such as future operating income, historical trends, as well as demand and competition. Comparable company multiples are based upon public companies in sectors relevant to our business based on our knowledge of the industry. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. We determined that the carrying values of our goodwill did not exceed the fair values and as a result we do not believe that impairment of goodwill existed at December 31, 2004.

Accounting for Stock-Based Compensation

Stock-based compensation is measured in accordance with Accounting Principles Board Opinion, APB, No. 25. We measure compensation expenses for our employee and director stock-based compensation plans using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our common stock at the date of grant over the amount an employee must pay to exercise the option. Because there is no public market for our stock, we consider internal and external factors to assist in our determination of the fair value of our common stock. Internal factors include the success of our sales efforts, client retention and overall profitability. External factors consist of market conditions and comparable public companies. We made assumptions and estimates in the preparation of our valuation, including assumptions and estimates related to projected cash flows, discount rates, comparable market value multiples, the value of preferences associated with our preferred stock, the effect that those preferences have on the value of our common stock, and the likelihood at various points in time of certain transactions taking place such as a public offering, sale of our company, raising additional private financing or liquidation. If we had made different estimates and assumptions our conclusions and the related stock-based compensation recorded may have been different.

See “Recent Accounting Pronouncements” and “New Accounting Pronouncements” in note 2 of our audited consolidated financial statements for a discussion of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, which will require a change in our method of accounting for stock based compensation in the first quarter of 2006. SFAS No. 123(R) will require us to record compensation expense based on the fair value of the awards as the grant date and will result in increased expenses. However, we do not expect this to have a material effect on our financial statements.

Accounting for Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” or SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

The realization of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

In addition, we operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Self-Insurance

We are self-insured for the majority of our health insurance costs, including claims filed and claims incurred but not reported subject to certain stop loss provisions. We estimate our liability based upon management’s judgment and historical experience. We also rely on the advice of consulting administrators in determining an adequate liability for self-insurance claims. As of December 31, 2003 and December 31, 2004, self-insurance accruals totaled approximately $0.1 million and $0.2 million, respectively. We continuously review the adequacy of our insurance coverage. Material differences may result in the amount and timing of insurance expense if actual experience differs significantly from management’s estimates.

Consolidated Results of Operations and Geographic Information

Consolidated Historical Results of Operations

The following table sets forth certain consolidated historical results of operations data expressed as a percentage of total revenue for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Subscription revenue	70.1%	75.1%	78.5%	81.7%	75.9%
Other revenue	29.9%	24.9%	21.5%	18.3%	24.1%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	25.9%	25.8%	26.4%	23.0%	28.3%

Gross profit	74.1%	74.2%	73.6%	77.0%	71.7%

Operating expenses:
Sales and marketing	34.2%	30.8%	29.0%	33.0%	25.1%
General and administrative	26.8%	22.0%	22.0%	22.0%	23.1%
Research and development	9.2%	10.2%	9.2%	9.2%	7.8%
Depreciation and amortization	8.1%	8.0%	5.3%	6.1%	3.9%

Total operating expenses	78.3%	71.0%	65.5%	70.3%	59.9%

(Loss) income from continuing operations before income tax and interest expense	(4.2)%	3.2%	8.1%	6.7%	11.7%

Interest expense	1.3%	1.0%	0.3%	0.5%	–
Interest on mandatory redeemable preferred shares	–	4.9%	18.1%	20.6%	59.5%

(Loss) income from continuing operations before income tax	(5.5)%	(2.7)%	(10.3)%	(14.4)%	(47.9)%
Income tax (benefit) expense from continuing operations	(0.3)%	0.1%	(1.6)%	0.0%	0.3%

(Loss) from continuing operations	(5.2)%	(2.8)%	(8.7)%	(14.4)%	(48.2)%

Income from discontinued operations, net of tax	0.9%	0.0%	–	–	–

Cumulative effect of change in accounting principle	–	33.0%	–	–	–
Net (loss)	(4.3)%	(35.8)%	(8.7)%	(14.4)%	(48.2)%

Geographic Information

The following table summarizes the distribution of revenue by geographic region as determined by billing addresses for each of the periods shown:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
United States	95.7%	95.0%	91.2%	95.6%	90.3%
Europe, Middle East and Africa	3.9%	4.0%	7.6%	3.7%	5.7%
Canada	0.3%	0.3%	0.5%	0.4%	3.7%
Asia-Pacific and other	0.1%	0.7%	0.7%	0.3%	0.3%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Comparison of Three Months ended March 31, 2004 and 2005

Revenue

Total revenue increased by 43.0% to $14.3 million for the three months ended March 31, 2005 from $10.0 million for the three months ended March 31, 2004. Our subscription revenue increased by 32.8% to $10.9 million or 75.8% of revenue for three months ended March 31, 2005 from $8.2 million or 81.7% of revenue for the three months ended March 31, 2004. This increase is attributable to increasing sales of our talent acquisition and employee performance management solutions primarily due to the increasing adoption of the on-demand model for software generally and talent acquisition and employee performance management solutions in particular. Our other revenue increased by 88.4% to $3.5 million for the three months ended March 31, 2005 from $1.8 million for 2004. This increase was primarily due to an increase in our success-based fees generated as a result of our increased subscription revenue and the sale of a perpetual license.

Cost of Revenue

Cost of revenue increased by 76.2% to $4.1 million for the three months ended March 31, 2005 from $2.3 million for the three months ended March 31, 2004. As a percentage of revenue, cost of revenue increased by 5.3%. The increase in the cost of revenue was primarily due to our increased revenue. The increase in the cost of revenue as a percentage of revenue was caused by our mix of sales. In particular, in quarters where we have sold a license agreement, the cost of revenue was lower.

Sales and Marketing

Sales and marketing expense increased by 9.0% to $3.6 million for the three months ended March 31, 2005 from $3.3 million for the three months ended March 31, 2004. The $0.3 million increase was primarily related to an increase in commissions due to higher sales of $0.2 million and an increase in marketing expenses of $0.1 million. We intend to increase the number of our sales and marketing employees significantly during the remainder of 2005.

General and Administrative

General and administrative expense increased by 53.9% to $3.3 million for the three months ended March 31, 2005 from $2.2 million for the three months ended March 31, 2004. The $1.1 million increase was primarily due to an increase in performance bonuses for our general and administrative staff as well as an increase in professional fees incurred in connection with this offering. We expect that the costs of being a public company, including the costs of compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies will increase our general and administrative expenses in the future.

Research and Development

Research and development expenses increased by 20.9% to $1.1 million for the three months ended March 31, 2005 from $0.9 million for the three months ended March 31, 2004. The $0.2 million increase in research and development was due to the development of additional enhancements to our applicant tracking system.

Depreciation and Amortization

Depreciation and amortization decreased by 9.1% to $0.5 million for the three months ended March 31, 2005 from $0.6 million for the three months ended March 31, 2004. The $0.1 million decrease was due to an early version of our applicant tracking system becoming fully depreciated.

Comparison of Years Ended December 31, 2003 and 2004

Revenue

Total revenue increased by 36.2% to $46.3 million for the year ended December 31, 2004 from $34.0 million for 2003. The $12.3 million increase in total revenue was primarily a result of new purchases of solutions by existing and new clients and contract renewals. Our subscription revenue increased by 42.5% to $36.3 million or 78.5% of revenue for the year ended December 31, 2004 from $25.5 million or 75.1% of revenue for 2003. Our other revenue, which is composed primarily of discrete professional fees, increased by 17.4% to $10.0 million or 21.5% of revenue for the year ended December 31, 2004 from $8.5 million or 24.9% of revenue for 2003. We believe that subscription-fee based revenue increased more quickly than other revenue due to our continuing shift in focus toward subscription-based solutions and away from discrete professional services. We believe that the increase in total revenue was attributable to increased sales of our solutions driven primarily by improving economic conditions, increasing adoption of the on-demand model for software delivery generally and for talent acquisition and performance management solutions in particular, and increased effectiveness of our marketing program.

Cost of Revenue

Cost of revenue increased by 39.5% to $12.2 million for the year ended December 31, 2004 from $8.8 million for 2003. As a percentage of total revenue, cost of revenue increased to 26.4% for the year ended December 31, 2004 from 25.8% for 2003. The increase in cost of revenue was primarily the result of our increased revenue and related third-party license royalty costs, which comprised $0.7 million of the increase, and personnel costs associated with the delivery of our talent acquisition and employee performance management solutions, which comprised $1.9 million of the increase. The latter increase was primarily due to an increase in personnel responsible for delivery of our solutions from 186 employees as of December 31, 2003 to 264 employees as of December 31, 2004. The increase as a percentage of total revenue was primarily attributable to an increase in reimbursed expenses.

Sales and Marketing

Sales and marketing expenses increased by 27.5% to $13.4 million for the year ended December 31, 2004 from $10.5 million for 2003. The $2.9 million increase in sales and marketing expense was due to an increase in selling personnel cost of $2.6 million due to the addition of 17 employees in 2004, an increase in marketing and advertising of $0.6 million and an increase in sales support related cost of $0.6 million, offset by a decrease in bad debt expense $0.9 million.

General and Administrative

General and administrative expense increased by 36.9% to $10.2 million for the year ended December 31, 2004 from $7.5 million for 2003. The $2.7 million increase in general and administrative expense was due to an increase in performance bonuses of $1.2 million, an increase in employee benefits of $0.5 million, an increase in rent of $0.2 million, a non-cash charge of $0.2 million related to the issuance of options with an exercise price of less than the fair value of the stock underlying the option on the date of grant and an increase in general infrastructure cost to support our growth. The charge related to the issuance of options represents the estimated difference between the fair market value of the share price and the exercise price of the options at the date of the grant.

Research and Development

Research and development expenses increased by 23.3% to $4.3 million for the year ended December 31, 2004 from $3.5 million for 2003. The $0.8 million increase in product development expenses was due to an increase in expenses related to the expansion of our global development center, the transition of our research and development efforts to Hyderabad, India, and enhancements to the features of our on-demand software applications and other software. As a result of the transition of our research and development efforts to India, we expect to expand the features and functionality of our solutions without increasing research and development expenses as a percentage of revenue. As a percentage of revenue, product development expenses decreased due to efficiencies generated by our global development center. We also increased the number of employees in product development from 76 as of December 31, 2003 to 124 as of December 31, 2004.

Depreciation and Amortization

Depreciation and amortization decreased by 9.0% to $2.5 million for the year ended December 31, 2004 from $2.7 million in 2003.

Income (Loss) from Discontinued Operations

Discontinued operations resulted in net income, net of income tax, of $15,000 for the year ended December 31, 2003. This income was generated by the pharmaceutical training division and the Oracle implementation business which were sold and exited, respectively, in 2003. The income includes gain on sale of $0.9 million offset by a loss from discontinued operation of $0.8 million. Income (loss) from discontinued operations is not reflected in the financial results for the year ended December 31, 2004, as these businesses were no longer part of our operations.

The operating results for the pharmaceutical training division and the Oracle implementation business are classified as discontinued operations in the statements of operations for all periods presented, net of tax. A summary of discontinued operations is as follows:

	For the Year Ended December 31,
	2003	2004
	(in thousands)
Revenue:
Subscription revenue	$–	$–
Other revenue	6,046	–

Total revenue	$6,046	$–
Cost of revenue	2,714	–

Gross profit	$3,332	$–
Total operating expenses	4,153	–
Interest expense excluding interest on mandatory redeemable preferred shares	23	–

Loss from discontinued operations before income taxes	$(844)	$–
Gain on sale of discontinued operations	869	–
Income tax expense	10	–

Net income from discontinued operations	$15	$–

Interest Expense

Interest expense decreased by 54.7% to $0.2 million for the year ended December 31, 2004 from $0.4 million for 2003. The $0.2 million decrease in interest expense was primarily attributable to the repayment in 2004 of all borrowings on our line of credit.

Interest on Mandatory Redeemable Preferred Stock

Interest on mandatory redeemable preferred stock increased 402.9% to $8.4 million for the year ended December 31, 2004 from $1.7 million for 2003. The increase was due to the adoption of SFAS No. 150 in 2003, whereby the dividends, and changes in fair value of the mandatory redeemable preferred stock were recorded as a cumulative change in accounting principle through July 1, 2003 and as interest expense in the subsequent periods. As a result of the redemption of all of the outstanding shares of preferred stock in connection with this offering, we will not have this expense in the future.

Income Tax (Benefit) Expense

Income tax expense decreased to a $0.7 million benefit for the year ended December 31, 2004 from $0.0 million for 2003. The $0.7 million decrease in incomes tax expense was primarily attributable to the recognition of net operating loss carryforwards. Our net operating loss carryforward balance as of December 31, 2004 was $15.7 million.

Comparison of Years Ended December 31, 2002 and 2003

Revenue

Total revenue increased by 4.8% to $34.0 million for the year ended December 31, 2003 from $32.4 million for 2002. Our subscription revenue increased by 12.1% to $25.5 million or 75.1% of revenue for the year ended December 31, 2003 from $22.7 million or 70.1% of revenue for 2002. This increase is attributable primarily to increasing sales of our talent acquisition and performance management solutions due to improving economic conditions and the increasing adoption of the on-demand model for software delivery generally and talent acquisition and performance management solutions in particular. Our other revenue decreased by 12.4% to $8.5 million for the year ended December 31, 2003 from $9.7 million for 2002. This decrease in revenue was primarily due to the decrease in sales of our position-specific recruiting services as a result of the shift in our strategic focus to on-demand talent acquisition and performance management solutions.

Cost of Revenue

Cost of total revenue increased by 4.5% to $8.8 million for the year ended December 31, 2003 from $8.4 million for 2002. As a percentage of revenue, cost of revenue decreased by 0.1% from 25.9% to 25.8%. The increase in cost of revenue was primarily the result of our increased revenue and an increase of $6,900 in the average compensation of our sales employees, which was partially offset by a 20-person decrease in the number of sales employees.

Sales and Marketing

Sales and marketing expenses decreased by 5.6% to $10.5 million for the year ended December 31, 2003 from $11.1 million for 2002. The $0.6 million decrease in sales and marketing expense was primarily due to a $0.9 million reduction in bad debt expense due to enhanced credit procedures offset by a $0.2 million increase in advertising and marketing and a $0.1 million increase in sales related travel expenses.

General and Administrative

General and administrative expense decreased by 13.8% to $7.5 million for the year ended December 31, 2003 from $8.7 million in 2002. The $1.2 million decrease in general and administrative expense was primarily due to the reduction of general and administration staff by 5 employees. This was accomplished by serving branch offices out of a centralized location.

Research and Development

Research and development expenses increased by 16.1% to $3.5 million for the year ended December 31, 2003 from $3.0 million for 2002. The $0.5 million increase in research and development was due to the development of enhancements to our applicant tracking program and additional features. The number of employees engaged in product development increased from 50 employees as of December 31, 2002 to 81 employees as of December 31, 2003.

Depreciation and Amortization

Depreciation and amortization increased by 3.0% to $2.7 million for the year ended December 31, 2003 from $2.6 million in 2002.

Income (Loss) from Discontinued Operations

Discontinued operations resulted in net income of $15,000 for the year ended December 31, 2003 as compared to net income of $283,000 for the year ended December 31, 2002.

The operating results for the pharmaceutical training division and the Oracle implementation business are classified as discontinued operations in the statements of operations for all periods presented, net of tax. A summary of discontinued operations is as follows:

	For the Year Ended December 31,
	2002	2003
	(in thousands)
Revenue:
Subscription revenue	$–	$–
Other revenue	14,239	6,046

Total revenue	14,239	6,046
Cost of revenue	7,565	2,714

Gross profit	6,674	3,332
Total operating expenses	6,179	4,153
Interest expense excluding interest on mandatory redeemable preferred shares	24	23

Income (loss) from discontinued operations before income taxes	471	(844)
Gain on sale of discontinued operations	–	869
Income tax expense	188	10

Net income from discontinued operations	$283	$15

Interest Expense

Interest expense remained unchanged for the year ended December 31, 2003 as compared to 2002, at $0.4 million.

Interest on Mandatory Redeemable Preferred Stock

Interest on mandatory redeemable preferred stock increased to $1.7 million for the year ended December 31, 2003 as compared to $0.0 million for the year ended December 31, 2002. The increase was due to the adoption of SFAS No. 150 in 2003, whereby the dividends, and changes in fair value of the mandatory redeemable preferred stock were recorded as a cumulative change in accounting principle through July 1, 2003 and as interest expense in the subsequent periods. As a result of the redemption of all of the outstanding shares of preferred stock in connection with this offering, we will not have this expense in the future.

Income Tax (Benefit) Expense

Income tax expense increased to $0.0 million for the year ended December 31, 2003 as compared to a benefit of $0.1 million for the year ended December 31, 2002.

Unaudited Quarterly Statements of Operations

The following tables present our unaudited quarterly results of operations for each of the nine quarters in the period ended March 31, 2005 and our unaudited quarterly results of operations expressed as a percentage of our subscription and other revenues for the same periods. You should read the following tables in conjunction with our audited consolidated financial statements and related notes appearing at the end of this prospectus. We have prepared the unaudited information on a basis consistent with our audited consolidated financial statements and have included all adjustments, which, in the opinion of management, are necessary to fairly present our operating results for the quarters presented. Our historical unaudited quarterly results of operations are not necessarily indicative of results for any future quarter or for a full year.

	For the Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
					(unaudited)
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
Subscription	$5,238	$6,309	$6,763	$7,200	$8,183	$8,921	$9,347	$9,897	$10,871
Other	2,530	1,928	1,885	2,138	1,837	2,485	2,559	3,072	3,461

Total revenue	7,768	8,237	8,648	9,338	10,020	11,406	11,906	12,969	14,332
Cost of revenue (exclusive of depreciation, shown separately below)	2,235	1,993	2,404	2,135	2,304	2,736	3,495	3,695	4,060

Gross profit	5,533	6,244	6,244	7,203	7,716	8,670	8,411	9,274	10,272

Operating expenses:
Sales and marketing	1,949	2,767	2,578	3,176	3,306	3,383	3,212	3,449	3,603
General and administrative	1,636	1,907	1,752	2,186	2,210	2,471	2,516	3,047	3,313
Research and development	919	801	936	808	926	1,201	1,107	1,035	1,120
Depreciation and amortization	715	691	679	634	607	569	638	662	552

Total operating expenses	5,219	6,166	5,945	6,804	7,049	7,624	7,473	8,193	8,588

(Loss) income from continuing operations before income tax and interest expense	314	78	299	399	667	1,046	938	1,081	1,684

Interest expense	91	80	117	65	48	47	43	21	12
Interest on mandatory redeemable preferred shares	–	–	827	840	2,068	2,085	2,109	2,124	8,534

Income (loss) from continuing operations before income tax	223	(2)	(645)	(506)	(1,449)	(1,086)	(1,214)	(1,064)	(6,862)
Income tax (benefit) expense on continuing operations	0	0	0	(49)	2	60	81	(865)	40

Income (loss) from continuing operations	223	(2)	(645)	(457)	(1,451)	(1,146)	(1,295)	(199)	(6,902)
Income (loss) from discontinued operations, net of tax	(78)	195	(159)	(25)	–	–	–	–	–

Net income (loss) before cumulative effect of change in accounting principle	145	193	(804)	(482)	(1,451)	(1,146)	(1,295)	(199)	(6,902)
Cumulative effect of change in accounting principle	–	–	11,233	–	–	–	–	–	–

Net income (loss)	$145	$193	$(12,037)	$(482)	$(1,451)	$(1,146)	$(1,295)	$(199)	$(6,902)

	For the Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
					(unaudited)
Consolidated Statement of Operations Data:
Revenue
Subscription revenue	67.4%	76.6%	78.2%	77.1%	81.7%	78.2%	78.5%	76.3%	75.9%
Other revenue	32.6%	23.4%	21.8%	22.9%	18.3%	21.8%	21.5%	23.7%	24.1%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (exclusive of depreciation, shown separately below)	28.8%	24.2%	27.8%	22.9%	23.0%	24.0%	29.4%	28.5%	28.3%

Gross profit	71.2%	75.8%	72.2%	77.1%	77.0%	76.0%	70.6%	71.5%	71.7%
Operating expenses:
Sales and marketing	25.1%	33.6%	29.7%	34.0%	33.0%	29.6%	27.0%	26.5%	25.2%
General and administrative	21.1%	23.2%	20.3%	23.4%	22.0%	21.7%	21.1%	23.5%	23.1%
Research and development	11.8%	9.7%	10.8%	8.7%	9.2%	10.5%	9.3%	8.0%	7.8%
Depreciation and amortization	9.2%	8.4%	7.9%	6.8%	6.1%	5.0%	5.4%	5.1%	3.9%

Total operating expenses	67.2%	74.9%	68.7%	72.9%	70.3%	66.8%	62.8%	63.1%	59.9%
Income from continuing operations before income tax and interest expense	4.0%	0.9%	3.5%	4.2%	6.7%	9.2%	7.8%	8.4%	11.7%
Interest expense	1.2%	1.0%	1.4%	0.7%	0.5%	0.4%	0.4%	0.2%	0.0%
Interest on mandatory redeemable preferred shares	0.0%	0.0%	9.6%	9.0%	20.6%	18.3%	17.7%	16.4%	59.5%

Loss from continuing operations before income tax	2.9%	(0.1)%	(7.5)%	(5.5)%	(14.4)%	(9.5)%	(10.3)%	(8.2)%	(47.9)%
Income tax (benefit) expense on continuing operations	0.0%	0.0%	0.0%	(0.5)%	0.0%	0.5%	0.7%	(6.7)%	0.3%

(Loss) income from continuing operations	2.9%	(0.1)%	(7.5)%	(5.0)%	(14.4)%	(10.0)%	(11.0)%	(1.5)%	(48.2)%
Income (loss) from discontinued operations, net of tax	(1.0)%	2.4%	(1.8)%	(0.3)%	0.0%	0.0%	0.0%	0.0%	(0.0)%

Loss before cumulative effect of change in accounting principle	1.9%	2.3%	(9.3)%	(5.3)%	(14.4)%	(10.0)%	(11.0)%	(1.5)%	(48.2)%
Cumulative effect of change in accounting principle	0.0%	0.0%	129.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income (loss)	1.9%	2.3%	(139.2)%	(5.3)%	(14.4)%	(10.0)%	(11.0)%	(1.5)%	(48.2)%

Comparison of Unaudited Quarterly Results

Revenue

Total revenue has increased each of our last nine quarters primarily due to purchases of our solutions by new clients, purchase of additional solutions by existing clients and contract renewals. Our subscription revenue increased in every quarter presented from $5.2 million for the three months ended March 31, 2003 to $10.9 million for the three months ended March 31, 2005. Our other revenue increased from $2.5 million for the three months ended March 31, 2003 to $3.5 million for the three months ended March 31, 2005. We believe that subscription revenue increased more quickly than other revenue due to our continuing shift in focus toward subscription-based solutions and away from discrete professional services.

Cost of Revenue

Cost of revenue for the quarters presented has fluctuated based on the mix of sales between subscription revenue and other revenue. Cost of revenue was highest as a percentage of total revenue for the three months ended September 30, 2004. This was caused by the mix of sales included in other revenue in that quarter. In particular, sales of perpetual licenses can have a meaningful impact on cost of revenue.

Sales and Marketing

Sales and marketing expenses have decreased as a percentage of total revenue for each of the three month periods ended March 31, 2004 through March 31, 2005. Sales and marketing expenses have increased in terms of absolute dollars through the same period as a result of increased marketing programs and variable compensation programs. The decrease as a percentage of sales is a result of the effectiveness of the marketing program and the effectiveness of an experienced sales force.

General and Administration

General and administrative expenses for the quarters presented have generally increased each quarter due to an increase in performance bonuses. Headcount and professional fees have also increased to support our growth.

Research and Development

Research and development expenses for the quarters presented have generally increased each quarter due to an increase in product development expenses and enhancements and upgrades to our existing products.

Liquidity and Capital Resources

Since we were formed in 1987, we have financed our operations primarily through internally generated cash flows, our line of credit and the issuance of preferred and common stock. As of December 31, 2004, we had cash and cash equivalents of $9.5 million and accounts receivable of $8.5 million. We have no debt and less than $1.0 million in capital equipment leases. As of December 31, 2004, the aggregate outstanding balance, including accumulated dividends, on our series A preferred stock and series B preferred stock was $41.7 million and $17.2 million, respectively. All of the outstanding preferred stock will be redeemed for cash and shares of common stock in connection with this offering.

In 2004, we had cash provided from continuing operations of $10.1 million. We used cash in investing activities in the amount of $1.2 million and we used cash in financing activities of $2.5 million. Our net increase in cash and cash equivalents was $6.4 million. In addition, we repaid the $1.6 million outstanding balance on our line of credit. We expect this positive cash flow to continue in future periods.

We have a $10 million line of credit with PNC Bank, National Association that is collateralized by all of our assets, including a pledge of capital stock of certain of our subsidiaries. Our maximum available borrowing under the line is subject to a borrowing base which is 85% of eligible receivables and 75% of unbilled receivables. As of December 31, 2003 and 2004, the maximum available borrowing amount was $2.7 million and $3.7 million, respectively.

Operating Activities

Net cash provided by operating activities for continuing operations was $1.5 million for the year ended December 31, 2002, $4.0 million for the year ended December 31, 2003 and $10.1 million for the year ended December 31, 2004. Net cash provided by operating activities for the year ended December 31, 2002 primarily resulted from non-cash charges to net income of $4.9 million, in addition to an increase in unearned revenue of $0.6 million offset by of a net loss of $1.7 million and changes in working capital of $2.3 million. Net cash provided by operating activities for the year ended December 31, 2003 primarily resulted from net loss of $12.2 million and non-cash charges to net income of $18.9 million, an increase in unearned revenue of $0.7 million offset by working capital changes of $3.4 million. Non-cash charges include an $11.2 million adjustment for the effect of a change in accounting resulting from the adoption of SFAS No. 150 on July 1, 2003 whereby the dividends, and changes in fair value of the mandatory redeemable preferred stock were recorded as a cumulative change in accounting principle through July 1, 2003 and as interest expense in the subsequent periods. As a result of the redemption of all of the outstanding shares of preferred stock in connection with this offering, we will not have this expense in the future. Net cash provided by operating activities for the year ended December 31, 2004 primarily resulted from net loss of $4.1 million plus non-cash charges to net income of $10.4 million plus an increase in unearned revenue of $3.4 million plus changes in working capital of $0.4 million. Non-cash charges to net income include $8.4 million of accrued interest on mandatory redeemable preferred stock.

Investing Activities

Net cash used in investing activities for continuing operations was $1.8 million for the year ended December 31, 2002, $0.8 million for the year ended December 31, 2003 and $1.2 million for the year ended December 31, 2004. Net cash used in investing activities was related to capitalized software activities and purchases of computer hardware. Net cash provided from investing activities for discontinued activities was $3.0 million for the year ended December 31, 2003. In November 2003, we decided to discontinue our pharmaceutical training division and we discontinued our Oracle implementation business. The sale of the pharmaceutical training division in December 2003 for $3.0 million in cash produced a net gain of approximately $0.9 million.

Financing Activities

Net cash used by financing activities was $0.6 for year ended December 31, 2002, $2.9 million for the year ended December 31, 2003 and $2.5 million for the year ended December 31, 2004. For the years ended December 31, 2002, 2003 and 2004, net cash used by financing activity consisted of repayments of borrowings under the line of credit, repayments of notes payable and repayments of capital lease obligations. Repayments on our line of credit were $1.5 million and $1.6 million in the years ended December 31, 2003 and 2004, respectively, while we borrowed $0.5 million on our line of credit in the year ended December 31, 2002. Repayments of our capital lease obligations were $0.4 million for each of the years ended December 31, 2002 and 2003 and were $0.3 million for the year ended December 31, 2004. Repayments of notes payable were $0.7 million and $0.7 million for the years ended December 31, 2002 and 2003 and zero for the year ended December 31, 2004. We also used $0.6 million to repurchase shares of our common stock owned by certain of our former employees during the year ended December 31, 2004.

We believe that our cash and cash equivalent balances and cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. We will use $40 million of the proceeds from this offering to pay part of the consideration for the redemption of all of the outstanding shares of our series A preferred stock and series B preferred stock. See the “Use of Proceeds” section of this prospectus. Our available borrowings under our line of credit on December 31, 2003 and 2004 were $2.7 million and $3.7 million, respectively. Amounts outstanding on the line of credit were $1.6 million and $0 on December 31, 2003 and 2004, respectively. We intend to continue to invest our cash in excess of current operating requirements in interest-bearing, investment-grade securities. Changes in our operating plans, lower than anticipated revenue, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and consolidated results of operations. Additional equity financing would be dilutive to the holders of our common stock, and debt financing, if available, may involve significant cash payment obligations and covenants or financial ratios that restrict our ability to operate our business. We do not, however, have any current plans to issue additional equity, including any preferred stock, in the near future.

Contractual Obligations and Commitments

The following table summarizes our contractual arrangements at December 31, 2004, after giving effect to the completion of this offering and our application of the net proceeds, and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	2005	2006	2007	2008	2009
	(in thousands)
Contractual Obligations
Capital leases	$234	$176	$92	$32	–
Operating leases	2,390	1,917	1,603	1,448	$1,314
Mandatory redeemable preferred stock	–	65,073	–	–	–

Total	$2,624	$67,166	$1,695	$1,480	$1,314

The amounts listed above for capital leases represent payments that we are required to make for equipment. If we fail to remain current with our obligations for any of these capital leases, we would be in default, and our continued failure to cure such a default would cause our remaining obligations under the defaulted capital lease to become immediately due.

The amounts listed above for operating leases represent our leases for office space. If we fail to make rent payments on any of these leases when due, we will be required to pay all remaining rent payments on the leases.

Mandatory redeemable preferred stock represents our redemption obligations, including all accrued and unpaid dividends on our series A preferred stock and series B preferred stock. We are required to redeem our series A preferred stock and series B preferred stock on the earlier of August 16, 2006 or a liquidation event, including this offering. Pursuant to the terms of our articles of incorporation, our series A preferred stock and series B preferred stock can be redeemed, at the option of the holder, for cash, stock, or a combination of cash and stock. All of our series A preferred stock and series B preferred stock will be redeemed upon the completion of this offering. We have entered into an investor agreement with the holders of our series A preferred stock and series B preferred stock regarding the manner and consideration to be paid with respect to the outstanding shares of our series A preferred stock and series B preferred stock at the time of the offering. See “Redemption and Conversion Transactions.”

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

In 2004, approximately 91.2% of our total revenue was comprised of sales to clients in the United States. A key component of our business strategy is to expand our international sales efforts, which will expose us to foreign currency exchange rate fluctuations. A 10% change in the value of the U.S. dollar relative to each of the currencies of our non-U.S-generated sales would not have resulted in a material change to our results.

The financial position and operating results of our United Kingdom and India operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date, and the local currency revenue and expenses are translated at average rates of exchange to the U.S. dollar during the period. The related translation adjustments were $0.02 million, $0.1 million and $0.1 million at December 31, 2003, 2004 and at March 31, 2005, respectively, and are included in additional paid-in capital. The foreign currency translation adjustment is not adjusted for income taxes as it relates to an indefinite investment in a non-U.S. subsidiary.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. Our cash equivalents, which consist solely of money market funds, are not subject to market risk because the interest paid on these funds fluctuates with the prevailing interest rate. We do not believe that a 10% change in interest rates would have a significant effect on our interest income.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No., or FIN, 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a variable financial interest, or VIE. Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this statement did not have an impact on our financial position, results of operations or cash flows since we currently have no variable interest entities. In December 2003, the FASB issued FIN 46R with respect to VIEs created before January 31, 2003, which, among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of special purpose entities. The consolidation requirements apply to all special purpose entities in the first fiscal year or interim period ending after December 15, 2003. We adopted the provision of FIN 46R effective January 1, 2004, and such adoption did not have a material impact on the financial statements since we currently have no special purpose entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments:

•	mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;

•	instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, including put options and forward purchase contracts; and

•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 caused us to classify $50.5 million and $58.9 million of redeemable participating preferred stock as liabilities in years ended December 31, 2003 and 2004, respectively. We recorded interest expense on mandatory redeemable preferred stock of $8.4 million and $1.7 million in the years ended December 31, 2004 and 2003, respectively. Additionally, we also recorded a change of $11.2 million in 2003 resulting from a change in an accounting principle. There was no material effect on our cash flows from the adoption of SFAS No. 150. See the notes to our consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” which updates and summarizes the Commission’s views on the application of generally accepted accounting principles to revenue recognition in financial statements. We believe that our revenue recognition policies conform to the requirements of Staff Accounting Bulletin No. 104.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, an amendment of SFAS No. 123 and SFAS No. 95. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize the fair value of stock options and other stock-based compensation to employees effective as of the beginning of its next fiscal year that begins after June 15, 2005. We will be required to implement SFAS No. 123(R) no later than the quarter beginning January 1, 2006. We currently measure stock-based compensation in accordance with APB Opinion No. 25. We anticipate adopting the modified prospective method of SFAS No. 123 (R) on January 1, 2006. Based on the stock options outstanding as of December 31, 2004, we will recognize compensation expense in future consolidated statements of income of approximately $0.07 million and $0.05 million in the years ended December 31, 2006 and 2007, respectively. The impact on our financial condition or results of operations will depend on the number and terms of stock options outstanding on the date of change, as well as future options that may be granted.

Change in Accountants

On November 20, 2003, upon the authorization of the board of directors of Kenexa acting on the recommendation of the audit committee of the board of directors, Kenexa dismissed PricewaterhouseCoopers LLP and engaged BDO Seidman, LLP as Kenexa’s independent registered public accounting firm. Kenexa did not consult with BDO Seidman, LLP on any financial or accounting reporting matters before its appointment. All of the audited financial statements included in this prospectus, including those for the year ended December 31, 2002, have been audited by BDO Seidman, LLP.

During the years ended December 31, 2001 and 2002, and through November 20, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on Kenexa’s financial statements for such years. The reports of PricewaterhouseCoopers LLP on Kenexa’s financial statements for the years ended December 31, 2001 and 2002 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2001 and 2002 and through November 20, 2003, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

BUSINESS

Company Overview

We provide software, services and proprietary content that enable organizations to more effectively recruit and retain employees. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We offer the software applications that form the core of our solutions on an on-demand basis, which materially reduces the costs and risks associated with deploying traditional enterprise applications. We complement our software applications with tailored combinations of outsourcing services, consulting services and proprietary content based on our 18 years of experience assisting clients in addressing their HR requirements. Together, our software applications and services form what are commonly referred to as solutions. We believe that these solutions enable our clients to improve the effectiveness of their talent acquisition programs, increase employee productivity and retention, measure key HR metrics and make their hiring and employee performance management programs more efficient.

We sell our solutions to large- and medium-sized organizations through our direct sales force. As of March 31, 2005, we had a client base of approximately 2,100 companies, including approximately 90 companies on the Fortune 500 list published in April 2005. Our client base includes companies that we billed for services during the 12 months ended March 31, 2005 and does not necessarily indicate an ongoing relationship with each such client. Our top 80 clients contributed approximately 65.6% of our revenue for the year ended December 31, 2004 and 64.8% of our revenue for the three months ended March 31, 2005. Our clients typically purchase multi-year subscriptions which provide us with a recurring revenue stream. During 2004, our clients renewed approximately 89.6% of the aggregate contract value eligible to be renewed during the period.

Industry Overview

Talent acquisition is the sourcing, recruiting, screening and assessment of employees. Employee performance management is the systematic process by which an organization tracks, monitors and optimizes employee behavior and productivity, and evaluates performance through employee reviews, appraisals and business metrics. IDC estimated in 2004 that the worldwide market for e-recruiting and performance management applications will grow from approximately $460.0 million in 2003 to $1.1 billion by 2008, a 19% compound annual growth rate, and the worldwide market for human resources business process outsourcing will grow from approximately $6.9 billion in 2003 to $14.2 billion in 2008, a 16% compound annual growth rate.

Drivers of Demand for Talent Acquisition and Employee Performance Management Applications

According to the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2004 was approximately $6.8 trillion, or approximately 56% of the total U.S. gross domestic product. In January 2005, HR Magazine reported that as much as 80% of a company’s worth is tied to its human capital. At the same time, competition for qualified employees continues to intensify, driven by the retirement of the baby-boomers, the increasing service component of the U.S. economy and improved economic conditions. According to the U.S. Bureau of Labor Statistics, the unemployment rate in May 2005 was at its lowest level since September 2001.

Over the past two decades, many organizations have implemented software systems that systemize best practices and drive efficiency in most departments, including enterprise resource planning systems, customer relationship management systems and supply chain management systems. These software applications provide a wide array of benefits that both increase revenue growth and eliminate expenses. Based on our experience, however, we believe that the HR departments of many of these organizations have only implemented HR information systems, which track basic employee information for payroll and benefits purposes, or rudimentary applicant tracking systems. Although these systems provide some level of automation, they do little to increase the effectiveness of talent acquisition and employee performance management programs. Based on our experience, we believe that few organizations have systemized best practices for talent acquisition and employee performance management or have implemented software applications to support these processes and provide HR professionals with critical analytics and metrics.

Our experience indicates that, presently, many organizations’ talent acquisition functions consist of manual, paper-based processes, ad hoc outsourcing and third-party or custom software applications with limited functionality. As a result, we believe that they suffer from the following shortcomings:

•	Inefficiency. Because many organizations rely on manual, paper-based processes, they cannot effectively manage the massive number of candidates presented by today’s many recruiting resources, including unsolicited inquiries, internal referrals, career fairs, campus recruiting, Internet job boards and third-party referrals, among many others. As a result, they fail to identify high potential candidates or fail to process those candidates in a timely manner.

•	Redundancy. Because many organizations do not maintain easily searchable databases of processed candidates, they often conduct redundant searches. A candidate who did not meet the criteria for a certain position may meet the criteria for alternative or future positions. Without an easily searchable database, a candidate may be overlooked.

•	Ineffectiveness. Organizations generally do not employ sophisticated screening and assessment mechanisms. As a result, most hiring decisions are at best loosely based on objective indicators of future success and fail to match high-potential candidates with roles or positions that leverage their unique abilities and experience. This lowers the probability that a new hire will succeed, and negatively impacts employee productivity and satisfaction.

•	Inconsistency. Many organizations screen applications and resumes based on rudimentary criteria, and do not conduct sophisticated and objective assessments and base hiring decisions primarily on subjective, ad hoc interviews. This process lacks consistency and objectivity. This inconsistency not only negatively impacts the effectiveness of recruiting programs, but also may expose organizations to regulatory liability.

•	High cost and inflexibility. As a result of their inflexibility and absence of a variable cost structure, organizations must either maintain larger HR departments or purchase a greater supply of third-party services in order to accomplish their recruiting goals, significantly increasing the costs of their talent acquisition programs.

Similarly, based on our experience, we believe that many organizations have neither automated nor applied best practices to employee performance management. We believe that most organizations’ employee performance management processes consist of annual performance reviews and informal mentoring programs. According to a December 2004 study by Aberdeen Group, 52% of respondents reported that their organization is locked into paper-based evaluations that are conducted yearly and rarely reviewed again. In fact, Aberdeen Group reported that 90% of respondents cited improved employee performance management as a key to competitive advantage. We believe that effective employee performance management requires a consistent, systemized process that identifies employee strengths, weaknesses and issues in a timely manner, continually aligns employee goals with the evolving goals of the organization, monitors opportunities for internal advancement and enables management to analyze employee data over time. The absence of effective employee performance management systems and processes has the following negative implications:

•	Failure to retain top performers. We believe that the absence of systems and processes to ensure the fulfillment, motivation and internal mobility of key employees negatively impacts an organization’s ability to retain its top performing employees. Management may not have the opportunity to rectify problems with valuable employees before they depart from the organization without a system to highlight these issues. Based on U.S. Bureau of Labor Statistics data, the Employment Policy Foundation, a public policy research and education foundation, estimated that for the 12 months ended August 31, 2004, private sector average turnover was 25% and that the cost of an employee’s turnover was 25% of an employee’s salary. Reducing employee turnover can have a material impact on expenses. The Employment Policy Foundation estimated that for a firm with 40,000 full-time employees, the difference between a 15% turnover rate and a 25% turnover rate saves over $50 million annually.

•	Failure to optimize productivity. We believe that maximum productivity is obtained when employees believe their roles match their evolving skill sets, find their jobs challenging and have confidence in their upward mobility. The absence of strong employee performance management systems contributes to the failure to accomplish these goals, and even if organizations succeed in retaining employees, they may not be able to maintain maximum productivity from their employees.

•	Failure to remove poor performers. An employee who does not fulfill his or her role effectively may have a recurring negative impact on an organization. To the extent that a poor performer has managerial responsibility, this negative impact on the organization expands materially. Without systems that identify poor performers, organizations may not be able to address weaknesses within their human capital in a timely manner.

We believe that the failure to employ sophisticated systems in their talent acquisition and employee performance management processes inhibits organizations from leveraging valuable data generated through these functions. This can negatively impact organizations in several ways, including the failure both to identify overall trends that could improve the efficiency and effectiveness of its processes and to quickly identify problems that could lead to employee turnover.

Emergence of On-Demand Applications

Based on our experience, we believe that organizations have become increasingly dissatisfied with traditional enterprise software applications, resulting in the growing adoption of the on-demand model for enterprise software. Traditionally, organizations have purchased perpetual software licenses and deployed enterprise software applications on-site within their IT environment. This traditional method of purchasing and deploying enterprise software applications has left many organizations questioning whether the benefits of these technologies outweigh the following burdens:

•	Expensive and time consuming implementation. A traditional enterprise software application requires an organization to invest in ancillary IT such as hardware systems, application servers, databases and storage systems. In addition, the organization must employ consultants or additional IT staff to integrate the application into increasingly complicated IT environments and customize the application for specific needs. The ancillary costs of a complex deployment can be multiples of the perpetual license fee for the software application and can take several months or even years to complete.

•	Expensive maintenance. Once the software application has been deployed, the organization must make further investments to maintain the application. In addition to the maintenance fee paid to the software vendor, which is typically approximately 20% of the perpetual license fee, the organization must retain both an IT staff capable of maintaining and upgrading the software as well as personnel to train new users to operate the applications.

•	Limited incentives to ensure client success. A typical perpetual software license requires the client to pay a material amount up-front for the license, with a significantly smaller amount, typically approximately 20%, paid annually for basic support and upgrades. This model leaves little incentive for the software vendor to ensure a successful implementation and on-going client satisfaction.

Recent developments in technology have enabled software developers to offer enterprise software applications on an on-demand basis. Leveraging the Internet, multi-tiered architectures, advances in security and open standards for application integration, software vendors can offer software applications to their clients as a service, hosting the software on servers operated by the software vendor. Clients, using an Internet browser, access the applications, which are designed to be easily configured and integrated with a client’s existing applications.

The on-demand model fundamentally changes both the purchasing and deployment of enterprise software from a client perspective. Rather than making large, up-front investments in perpetual licenses, clients purchase limited term subscriptions for on-demand software applications. Further, because only an Internet browser is required to access on-demand software applications, which can be easily configured to meet the buyer’s specific needs, organizations eliminate the expense of ancillary technology and third-party services required to implement, configure and maintain the enterprise application on-site. Finally, the finite duration of client subscriptions provides a strong incentive to software vendors to ensure that the software provides the expected benefits to the client, resulting in consistent customer service. The on-demand model also reduces research and development support costs for the software developer. Because only limited versions of the software exist at any one time, the on-demand model relieves the burden of maintaining and upgrading historical versions of the software. These dynamics are driving growth in the market for software on-demand, which IDC refers to as software-as-a-service. IDC estimated in 2004 the worldwide market for software-as-a-service will grow from approximately $3.0 billion in 2003 to $9.1 billion by 2008, a 24.6% compound annual growth rate.

We believe that talent acquisition and employee performance management applications are particularly well-suited to the on-demand model. Talent acquisition and employee performance management applications are generally purchased by an organization’s HR department. Because the HR departments of most organizations have little historical experience making capital expenditures for enterprise software applications, we believe that providing these departments the opportunity to license software applications on a subscription basis eliminates a major impediment to the adoption of talent acquisition and employee performance management applications.

Our Solution

We are a leading provider of talent acquisition and employee performance management solutions. Our solutions enable organizations to implement systematic talent acquisition practices that ensure the efficient, effective and consistent hiring of qualified individuals. Our solutions also provide employee performance management systems that help to ensure that organizations retain and optimize the performance of qualified individuals and identify employees who fail to perform. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We believe that by providing our software applications on an on-demand basis, we materially reduce the costs and risks associated with traditional enterprise software application implementations. We also believe that implementing feature-rich and scalable, or easily configurable on a real-time basis, talent acquisition and employee performance management solutions that meet organizations’ specific needs requires a combination of software, services and domain-specific content. Accordingly, we complement our software applications with consulting services, outsourcing services and proprietary content. Together, these components form solutions that enable our clients to improve the quality of their hiring programs, increase employee productivity and retention and make their talent acquisition and employee performance management programs more cost-effective.

•	More effective and consistent talent acquisition programs. Our talent acquisition solutions are comprised of two major components that enable our clients to increase the consistency and effectiveness of their recruiting programs. The first component is our applicant tracking system, which automates and streamlines the recruiting process. The second component is our testing and assessment solutions, which ensures that candidates have the skills, aptitude, personality and experience necessary to be successful in the desired position. Our talent acquisition solutions enable our clients to:

•	expand the pool of qualified applicants;

•	identify high-potential candidates more quickly;

•	accurately measure candidate skills, aptitude and experience;

•	create interviews focused on necessary skills and qualities indicative of success;

•	increase interview consistency and objectivity;

•	identify training needs immediately;

•	document compliance with regulatory requirements; and

•	ensure cultural fit between candidates and the organization.

•	Greater employee productivity and retention. Our employee performance management solutions combine software, proprietary content and consulting services to automate and systemize employee performance management best practices. Specifically, our solutions enable organizations to automate career tracking activities, design and administer effective and consistent employee surveys and implement productive mentoring programs. Our solutions include tools that facilitate the development of action plans to address weaknesses and cultivate strengths identified through these processes. We complement the software components of our solutions with consulting services that help to encourage and manage behavioral change within an organization. As a result, we believe that our clients experience greater employee productivity and improved employee retention after implementing our solutions.

•	More cost-effective talent acquisition and employee performance management programs. We believe that our solutions increase the cost-effectiveness of talent acquisition and employee performance management programs in three ways. First, our solutions automate these activities, enabling organizations to maintain smaller HR departments and eliminate some third-party services. Second, our solutions enable organizations to more effectively identify high-potential candidates and retain qualified employees. Third, our solutions provide management the opportunity to achieve economies of scale by outsourcing non-core functions while also ensuring the application of best HR practices and leading technology to these functions.

•	Application of analytics to talent acquisition and employee performance management programs. Our solutions enable organizations to use the data generated by their talent acquisition and employee performance management programs in order to improve these programs. Specifically, our solutions enable management to identify overall trends that could improve the efficiency and effectiveness of their processes. For example, we enable our clients to identify their most productive recruiting channels, establish criteria indicative of success in various roles and identify problems that could lead to employee turnover.

•	Ease of integration, configuration and deployment. We provide the software applications that form the core of our solutions on an on-demand basis, eliminating the material expenses and complexity of traditionally purchased and deployed software applications. We combine this deployment model with an intuitive user interface to facilitate rapid and widespread adoption within the HR department. Our solutions are designed for ease of use by non-technical staffing professionals, managers, candidates and employees. We believe that these aspects of our solutions enable organizations to quickly achieve the anticipated benefits.

Our Strategy

Our objective is to be the leading global provider of talent acquisition and employee performance management solutions. Key elements of our strategy include:

•	Focus on talent acquisition and employee performance management solutions. Unlike some vendors that provide broad suites of HCM software, we have focused solely on talent acquisition and employee performance management, which are the strategic HR elements of our clients. We believe that this focus has enabled us to deliver solutions that meet the unique needs of our clients in these areas. We also believe that this focus has helped us to generate an increasingly recognized brand in these markets, which are expected to grow at a materially faster rate than the broader HCM market over the next five years. We intend to continue to focus on talent acquisition and employee performance management in order to leverage our increasingly recognized brand in these markets and these positive market dynamics.

•	Provide innovative and industry-specific solutions to our clients. During the past three years, we have introduced several new solutions, each in response to the unique needs of our clients. We intend to continue to work closely with our clients to further develop innovative solutions that increase the effectiveness of their recruiting programs and contribute to greater employee retention and productivity. We have also introduced specific solutions for the following vertical industries: financial services and banking; manufacturing; life sciences, biotechnology and pharmaceuticals; retail; healthcare; hospitality; call centers; and education. We intend to develop specific solutions for additional vertical industries.

•	Cross-sell additional solutions to and further penetrate current clients. During the year ended December 31, 2004, we renewed approximately 89.6% of the aggregate value of contracts subject to renewal. This renewal rate provides us with a strong base of recurring revenue. We believe that our strong client relationships provide us with a meaningful opportunity to cross-sell additional solutions to our existing clients and to achieve greater penetration within an organization. We expect to continue to create innovative programs designed to provide our employees with strong incentives to maximize the value from each of our clients.

•	Continue to leverage our highly efficient development center in India. We established a technology development center in Hyderabad, India in 2003. We currently have approximately 90 developers working in Hyderabad providing us with low-cost, 24 hours a day, 7 days a week development capabilities. Our cost per developer in India is 70% less than our cost per developer in the United States. We intend to continue to leverage this asset to deliver technologically advanced solutions to our clients.

•	Expand our global presence and client base. We have grown to $46.3 million in annual revenue and approximately 2,100 clients primarily focused on the U.S. market. However, our solutions are also well suited to addressing problems faced by organizations outside the United States. In the future, we intend to expand our distribution efforts in Europe, the Middle East and the Asia/Pacific region. Although we have employed a direct sales force in the United States, we intend to expand our international distribution through partnerships. We believe that pursuing a channel strategy enables us to limit the costs associated with international expansion and acknowledges that different geographies present different cultural challenges best addressed by a local sales force.

•	Pursue complementary acquisitions. We have completed 19 acquisitions of businesses since 1994. These acquisitions have helped us to adapt our business to the evolving needs of our clients. We believe that the HCM market is significantly fragmented. Many competing companies have strong technology or vertical market expertise but lack the scale to compete with the industry leaders in the long term. We continue to identify similarly situated companies that we believe could broaden the functionality and strength of our existing solutions.

Our Products and Services

Our Talent Acquisition Solution

Kenexa Recruiter. The Kenexa Recruiter system is a web-based recruiting management system that streamlines and automates the entire recruiting process. Kenexa Recruiter includes the following features:

•	converts our client’s corporate website into an interactive, branded career center where candidates can search and apply for jobs, update personal information and receive automatic notifications of available jobs of interest;

•	integrates with our suite of testing and assessment technologies to identify candidates with the highest potential for success;

•	enables clients to post job openings to over 1,100 free and fee-based Internet job boards;

•	intelligently searches Internet job sites, corporate websites, personal web pages and a client’s database of resumes to automatically capture both passive and active candidates and pull their resumes directly to the desktop;

•	provides management with both standard and ad hoc reports to facilitate understanding of the status of clients’ talent acquisition programs;

•	provides management with individualized HR dashboards that display rich data regarding the status of clients’ talent acquisition programs and access to the most frequently used functions;

•	easily configurable to automate a client’s talent acquisition model and workflow processes;

•	integrates easily with clients’ HR information systems such as Oracle (PeopleSoft), SAP, ADP and Lawson; and

•	can be presented via an in-store kiosk as Kenexa Storefront, a solution tailored to the retail industry.

Kenexa PeopleQuest. Our PeopleQuest system enables clients to expand the pool of qualified candidates for an open position by automating the phone interview. By combining voice recognition technology from a third party, software and consulting services, the PeopleQuest solution assists clients in creating friendly and effective pre-recorded phone interviews tailored to their specific needs. Our software also automates the data gathering, screening and interview scheduling process so that high-potential candidates are processed efficiently.

Kenexa Prove It! The Kenexa Prove It! tool is an automated, easily configurable skills assessment tool that enables our clients to accurately identify qualified candidates. Integrating software with proprietary content, Kenexa Prove It! provides our clients with over 800 skills assessments for clerical, software, call center, industrial, healthcare and technical jobs.

Kenexa Selector. The Kenexa Selector tool is an automated, easily configurable candidate assessment tool that provides accurate performance predictions for hourly, sales and managerial positions. Kenexa Selector integrates our software with our proprietary content to elicit responses that reveal candidate personality, experience and problem-solving ability and then immediately translates this information into profiles of candidate strengths and weaknesses.

Kenexa Insight. The Kenexa Insight solution is a consulting-based solution that provides our clients with customized, research-based interviews that accurately and consistently identify talented candidates for hire and promotion. Our consultants work directly with our clients to analyze the most talented performers in different positions within their organization. We translate this analysis into complete structured interviews that identify candidates that have similar traits and behaviors to our clients’ most talented employees. We offer clients the option of conducting the interviews themselves or outsourcing this task to our professionals. Following the interview, we track the results to validate the relationship between the interview and actual performance.

Kenexa Interview Builder. Our Interview Builder tool is a software tool integrated with a reference library of proprietary content, including more than 1,200 interview questions and competency profiles. Our clients use Interview Builder to generate efficient, accurate and consistent interviews that encourage candidates to speak freely about their knowledge, abilities, skills and other crucial job requirements for more than 40 different competencies. We complement this proprietary content with training for creating and conducting competency-linked, structured interviews.

Our Employee Performance Management Solution

Kenexa CareerTracker. The Kenexa CareerTracker system is a complete employee performance management system that streamlines and automates the entire employee performance management process in order to improve employee retention and productivity. The Kenexa CareerTracker system consists of a suite of software applications complemented by proprietary content and consulting services that together support an ongoing performance appraisal process and continuous employee improvement.

Kenexa CareerTracker enables managers to:

•	automatically track and categorize employees within the organization;

•	align each department’s goal with those of the overall organization;

•	implement systematic employee performance appraisals; and

•	implement sophisticated and automated mentor matching programs.

Kenexa CareerTracker enables employees to:

•	create individualized step-by-step development plans;

•	align personal goals with organizational objectives;

•	access resources for improvement in targeted competencies; and

•	identify future opportunities within the organization.

Kenexa Survey Technology. We believe that our survey technology enables our clients to conduct employee surveys that are easy to administer even though the underlying organizational requirements are extremely complex. Our survey technology is comprised of:

•	Surveys Online. A web-based survey system that has been load-tested to process more than 1 million surveys within a 24-hour period.

•	OrgMapper. An automated software system that simplifies the process of mapping an organization to ensure appropriate recording capabilities and options.

•	Survey Ordering System. An automated online system that accepts orders, distributes and tracks employee surveys for geographically distributed organizations.

•	Kenexa Survey Scorecard. A software system that integrates data derived from our surveys into a secure, web-based online portal that enables managers to view survey results, identify areas for improvement, automate action-planning to address weaknesses and track progress against action-plans. It also integrates proprietary content from our HR best practices database to guide managers in the action-planning process.

•	Kenexa Online Dynamic Reporting. A flexible, secure, web-based reporting tool for employee surveys which includes a variety of pre-designed reports as well as facilitates the design of custom reports.

Multi-rater surveys. These surveys combine software, proprietary content and consulting services to provide our clients with a comprehensive outsourced competency assessment service, including design, administration and reporting. The solution integrates our competency library, which contains more than 40 competencies and a broad array of assessment items designed to measure the discrete behaviors that comprise a competency, with consulting services provided by our staff psychologists who have significant experience developing, implementing and validating competency assessments.

Employee engagement surveys. Our consultants assist our clients in designing, administering and analyzing employee engagement surveys. We developed our Employee Engagement model through studies of organizational effectiveness and a comprehensive review of the academic literature related to employee commitment, psychological ownership, organizational pride, loyalty and satisfaction. We conduct analyses which link survey results to business metrics. By linking the survey results to clients’ performance variables, we can recommend actions for improved performance. We have documented the relationship between employee attitudes and business outcomes such as customer satisfaction, employee retention and management effectiveness. We have used this information to improve customer satisfaction, to increase efficiency and ultimately to increase our clients’ financial performance.

Employment Process Outsourcing

In concert with providing talent acquisition and employment performance management solutions that enable organizations to implement best practices in these areas, we provide our clients with the option of outsourcing to us certain aspects of their staffing operations and recruiting campaigns, including the sourcing, recruiting, screening, assessment and on-boarding of employees. Acknowledging that organizations need to retain strategic control of their HR programs, we offer our clients the ability to outsource only the tactical components and design solutions that meet each client’s specific objectives. These solutions combine our services and technology in what we believe is an integrated delivery platform that allows organizations to manage fluctuation in hiring needs and leverage shared infrastructure to reduce costs. We employ a team of experienced staffing professionals who have worked in the internal departments of some of the world’s largest companies and have completed our comprehensive proprietary training and certification program.

We believe our employment process outsourcing, or EPO, services enable our clients to reduce operating costs, focus on their core business, create a variable cost structure around certain non-strategic HR functions, improve the quality of certain HR functions, foster innovation and obtain access to leading technology without the corresponding investment to own the technology themselves. Clients contract for our EPO services for a pre-determined period. Generally, we will enter into service level agreements with our clients to ensure the quality of our services.

Our EPO services include the following:

•	Process consulting. We perform needs analyses and advise clients on the implementation of technology and processes to optimize their talent acquisition operations.

•	Staffing department management services. We assume all or discrete parts of the staffing function on an outsourced basis.

•	On-site staffing professional support. We provide on-site support for ongoing staffing operations or during large scale hiring initiatives.

•	Multi-channel sourcing strategy development and execution. We develop and execute a multi-channel sourcing strategy that allows our clients to expand their candidate pool and control costs. A multi-channel sourcing strategy may include leveraging direct recruitment, Internet mining, traditional advertising, Internet job postings, career centers, internal candidate review and career/job fairs.

•	Employee referral program administration. We establish and administer our clients’ employee referral program, including promoting the program among employees, creating incentive strategies that further our clients’ goals, recording referrals and administering payments.

•	Direct sourcing. We maintain off-site teams of recruiting professionals at our offices in Wayne, Pennsylvania and Hyderabad, India. These professionals support major hiring initiatives for our clients and handle recruiting projects on an ongoing basis. We believe that our investment in technology and productivity tools offers our clients efficiency and reduced costs over other available sourcing options.

•	Project Outsourcing. We help our clients to develop effective, cost-efficient strategies to conduct large and small scale recruitment campaigns. These strategies can be executed either by our clients’ internal HR department or outsourced to a team of our professionals, or a combination of both. Project Outsourcing programs include evaluating the talent acquisition mission and business objectives, mapping recruitment processes and execution strategies, engaging hiring management and key stakeholders in defining deliverables, creating a detailed definition of a qualified candidate for each hiring manager, executing candidate sourcing, screening and assessment, managing the candidate interview, selection, hiring and communication process, providing comprehensive weekly and monthly reports which detail current progress against pre-established performance measures and metrics and concluding the assignment with a project summary and “lessons learned” to facilitate knowledge transfer. Executive candidate sourcing is the practice of identifying, contacting and soliciting individuals for the purpose of screening and selecting for hire.

Our EPO services are provided in concert with our talent acquisition and employee performance management solutions and we have developed proprietary technology for large volume sourcing performed by our sourcing center in Hyderabad, India, enabling us to provide these services in an efficient and scalable manner.

Customer Support

We believe that superior customer support is critical to our clients. Our customer support group assists our clients by answering questions and troubleshooting our solutions. Customer support is available 24 hours a day, 7 days a week by telephone, email and over the Internet from a member of our customer support team. Each member of our customer support team receives comprehensive training and orientation to ensure that our clients receive high-quality support and service. Each of our clients is assigned a single point of contact. When an issue is reported to us, our customer support personnel follow a clearly defined escalation process to ensure that mission-critical issues are resolved to the satisfaction of the client. We believe that our customer service model has materially contributed to our client retention rate. During the year ended December 31, 2004, we renewed approximately 89.6% of the aggregate contract value subject to renewal.

We utilize our talent acquisition and employee performance management solutions to recruit and manage our customer support personnel. We believe that applying these solutions to our customer service department has resulted in a customer support group with superior skills, competencies and aptitude for customer service. As of March 31, 2005, our customer support group consisted of 27 employees, 18 of whom are located in Lincoln, Nebraska and 9 of whom are located in Hyderabad, India.

Technology, Development and Operations

Technology

Our integrated suite of talent acquisition and employee performance management solutions is built on a multi-tier, platform independent Java 2 Platform, Enterprise Edition, or J2EE, architecture using our Core Application Framework, which consists of open source components, commercially available products and our own proprietary tools. The Core Application Framework consists of the following components:

•	User Layer. The user layer consists of a commonly used web browser. We use Java Server Pages and a Servlet-based server-side application to support the browser-based interface.

•	Business Layer. Our Business Object Framework supports the business logic of our applications as well as providing comprehensive auditing functionality, security, multi-threading and component pooling.

•	Integration Layer. Our integration tier provides integration with a wide range of third-party tools, job boards and applications, such as Oracle (PeopleSoft), SAP, Siebel Systems and Lawson, to support the needs of our clients. We are dedicated to the development and promotion of a standard suite of XML specifications to enable e-business and the automation of human resources-related data exchanges. The HR-XML consortium has recognized and certified Kenexa in this regard.

•	Data Layer. Our Data Access Framework supports collection pooling, session management and optimization of data retrieval.

Our software is designed to support easy-to-use features such as dynamic workflows, job templates and user configuration that enable clients to adapt the application for their specific requirements. Dynamic workflows are designs that facilitate business processes whereby one step in the process cannot be completed until all prior steps have been completed.

We provide our clients with two options to use our solutions. Most of our clients use our solutions on an on-demand basis, with only a limited number of our clients implementing our solutions on-site.

Development

Innovation is an important part of our business. We believe that three primary factors drive our innovation: our employees, our domain experts and our clients. We have a formalized system to cultivate participation from all of our employees in research and development. We also leverage the experience of our research scholars and domain experts, who produce white papers, case studies and thought pieces which form the foundation for our innovation. Our research and development team maintains a repository of ideas, and selected ideas are presented to the market validation team. Market validated ideas progress to the prototype stage. The executive team reviews prototypes and selects those with the highest potential, which then enter the product development phase. In addition to our employees and domain experts, some of the key ideas are generated from client feedback.

We follow a development methodology that we believe allows us to develop projects quickly and then proceed on a predictable, low risk path for high-quality results. We conduct our product development through our global development center, which consists of three locations: Hydrabad, India, Lincoln, Nebraska and Wayne, Pennsylvania. Product development is primarily conducted at our highly efficient facility in India, which we established in 2003. As of March 31, 2005, we employed approximately 90 developers in India, 28 in Nebraska and 11 in Pennsylvania. Our development process is ISO 9001:2000 certified.

Operations

Our data center in Wayne, Pennsylvania serves as the primary hosting facility for our on-demand solutions. We also have a secondary data center in Lincoln, Nebraska. We adhere to industry standards and best practices in our global operations. We have entered into service level agreements with many of our clients. We have a comprehensive load balanced environment for optimal performance and server redundancy to avoid single points of application failure. The environment is shared across clients to reduce costs for each individual client. Each client’s data is stored in a separate logical partition in the database, allowing increased security and maintenance efficiency in backing up data or exporting data to the client when requested.

Our data center personnel are Certified Information Systems Security Professionals, or CISSPs, with training in the latest security and availability threats. Our data centers are continuously and proactively monitored by a comprehensive set of tools and personnel, 24 hours a day, 7 days a week. Our data centers have built-in power redundancy, with two uninterrupted power supplies backed up by an industrial strength generator to provide uninterrupted service to our clients. We have documented our network, server and database management procedures including backup and recovery.

Clients

As of March 31, 2005, we had a base of approximately 2,100 active clients over a number of industries, including financial services and banking, manufacturing, life sciences, biotechnology and pharmaceuticals, retail, healthcare, hospitality, call centers, and education. Our client base includes companies that we billed for services during the 12 months ended March 31, 2005 and does not necessarily indicate an ongoing relationship with each such client. For the year ended December 31, 2004, we provided our talent acquisition and employee performance management solutions on a subscription basis to 2,015 clients, with an average subscription term of two years. Other than a small number of perpetual license sales, the remainder of our clients in 2004 engaged us to provide discrete professional services and may not engage us for future services once a project is completed. Our clients include approximately 90 of the organizations included in the Fortune 500 list published in April 2005. No single client accounted for more than 10% of our revenue in the year ended December 31, 2004.

Sales and Marketing

Our target clients are large- and medium-sized organizations with complex talent acquisition and employee performance management needs. We sell our solutions to both new and existing clients primarily through our direct sales force, which is comprised of inside sales, telesales and field sales personnel. As of March 31, 2005, we had 65 sales and marketing representatives. Our marketing strategy focuses on generating qualified sales leads and building our brand. We generate sales leads through a combination of the marketing efforts described below and a third-party lead generation service. We have sales offices located in Wayne, Pennsylvania, Philadelphia, Pennsylvania, Lincoln, Nebraska, London, England and Hyderabad, India.

We believe that our client relationships provide us with a meaningful opportunity to cross-sell additional solutions to our existing clients and to achieve greater penetration with the organization. We have established a program intended to increase cross-selling into our largest clients, and we expect to continue to create innovative programs designed to incent our employees and maximize the value from each of our clients.

Our marketing initiatives are generally targeted toward specific vertical industries or specific solutions. Our marketing programs primarily consist of:

•	participation in, and sponsorship of, conferences, trade shows and industry events;

•	direct mail and email campaigns;

•	advertising in trade magazines;

•	distribution of HCM white papers, case studies and thought pieces; and

•	using our website to provide product and company information.

We have focused our public relations efforts on building our brand. In 2004, we were recognized by the League of American Communication Professionals as the Gold winner of the 2004 Magellan Awards in the Publicity Campaign Competition for our media campaign that created awareness of Kenexa Selector, our pre-employment assessment offering.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark and other common laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We currently have one pending patent application.

Although we rely primarily on copyright, trade secret and trademark law, written agreements and common law, we believe that the following factors are more essential to establishing and maintaining a competitive advantage:

•	the technological skills of our research and development personnel;

•	the domain expertise of our consultants and outsourcing service professionals;

•	frequent enhancements to our solutions;

•	continued expansion of our proprietary content; and

•	high levels of customer service.

Others may develop products that are similar to our technology. We generally enter into confidentiality and other written agreements with our employees and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our software. Policing unauthorized use of our software and intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business or where our software is sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where enforcement of such laws is not common or effective.

Substantial litigation regarding intellectual property rights exists in the software industry. From time to time, in the ordinary course of our business, we are subject to claims relating to our intellectual property rights or those of others, and we expect that third parties may commence legal proceedings or otherwise assert intellectual property claims against us in the future, particularly as we expand the complexity and scope of our business, the number of similar products increases and the functionality of these products further overlap. We cannot be certain that no third party intellectual property rights that exist could result in a claim against us in the future. These actual and potential claims and any resulting litigation could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also limit our ability to use various business processes, software and hardware, other systems, technologies or intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

Competition

We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete with niche point solution vendors such as Authoria, Inc., BrassRing, LLC, Deploy Solutions, Inc., iCIMS, Inc., Integrated Performance Systems, Inc., InScope Corporation, PeopleClick, Inc., Performix Technologies, Inc., Pilat HR Solutions, Inc., Qwiz, Inc., Recruitmax Software, SHL Group plc, Success Factors, Inc., Taleo Corporation, Unicru, Inc., Virtual Edge Corporation, Webhire, Inc. and Workstream Software, Inc. that offer products that compete with one or more applications in our suite of solutions. In some aspects of our business, we also compete with established vendors of enterprise resource planning software with much greater resources, such as Oracle Corporation (PeopleSoft), SAP AG, Siebel Systems, Inc. and Lawson, Inc. To a lesser extent, we compete with vendors of employment process outsourcing services and survey services such as Accolo, The Gallup Organization, Hyrian, LLC and Recruitment Enhancement Services.

The principal competitive factors in our industry include:

•	solution breadth and functionality;

•	ease of deployment, integration and configuration;

•	domain expertise;

•	industry-specific expertise;

•	service support, including consulting services and outsourcing services;

•	solution price;

•	breadth of sales infrastructure; and

•	breadth of customer support.

We believe that we generally compete favorably with respect to these factors.

We may face future competition in the talent acquisition and employee performance management market from large, established companies, such as Oracle and SAP, as well as from emerging companies. Barriers to entry into our industry are relatively low, new software products are frequently introduced and existing products are continually enhanced. In addition, we expect that there is likely to be consolidation in our industry, which would lead to increased price competition and other forms of competition. Established companies not only may develop their own competitive products, but may also acquire or establish cooperative relationships with current or future competitors, including cooperative relationships between both larger, established and smaller public and private companies.

In addition, our ability to sell our solutions will depend, in part, on the compatibility of our software with software provided by our competitors. Our competitors could alter their products so that they will no longer be compatible with our software or they could deny or delay access by us to advance software releases, which would limit our ability to adapt our software to these new releases. If our competitors were to bundle their products in this manner or make their products non-compatible with ours, our ability to sell our solutions might be harmed and could reduce our gross margins and operating income.

Employees

As of March 31, 2005, we had 533 employees, consisting of 65 employees in sales and marketing, 129 in development, 273 in delivery of our solutions and 66 in general and administrative positions. None of our employees are represented by a union. We consider our relationship with our employees to be good and have not experienced any interruptions of our operations as a result of labor disagreements.

Facilities

We lease our headquarters in Wayne, Pennsylvania, which consists of approximately 31,000 square feet. The table below provides additional information concerning our principal facilities, including the approximate square footage of each facility and the lease expiration date. We also lease facilities in Philadelphia, Pennsylvania, Lincoln, Nebraska, Hyderabad, India and London, England. We believe that our facilities are in good operating condition and will adequately serve our needs for at least the next 12 months. We also anticipate that, if required, suitable additional or alternative space will be available on commercially reasonable terms, in office buildings we currently occupy or in space nearby, to accommodate expansion of our operations.

Location	Approximate Square Footage	Monthly Rent	Lease Expiration
Wayne, Pennsylvania	31,000	$70,805	May 13, 2013

Lincoln, Nebraska	33,000	$39,875	October 31, 2009

Philadelphia, Pennsylvania	4,400	$3,872	September 30, 2007 (month-to-month)

Hyderabad, India	4,900	$2,245	August 1, 2009

London, England	5,000	$20,355	September 23, 2005

Legal Proceedings

On October 31, 2000, Gallup, Inc., which conducts its business under the name The Gallup Organization, filed suit against us in United States District Court for the Eastern District of Pennsylvania seeking unspecified damages and injunctive relief, alleging that we unlawfully raided Gallup’s employees and tortiously interfered with Gallup’s relationships with former employees and customers, infringed on Gallup’s copyrighted survey language and falsely advertised aspects of our employee survey services. In November 2001, the District Court granted our motion to dismiss Gallup’s claim that we conducted an unlawful raid of Gallup’s employees. In December 2002, the District Court granted our motion for summary judgment on the false advertising claim. In January 2003, the District Court granted our motion for summary judgment on the claims regarding our alleged tortious interference with Gallup’s relationships with its former employees and its customers. Gallup did not appeal any of these rulings.

In November 2004, the District Court granted our motion for summary judgment on the copyright claim. Gallup has appealed that ruling to the United States Court of Appeals for the Third Circuit. Although we believe that our ownership of the survey language at issue in this case is an important intellectual property asset to our business, we do not believe that an adverse ruling on the copyright claim would have a material adverse effect on our results of operation or financial position.

We are involved in claims, including those identified above, which arise in the ordinary course of business. In the opinion of management, we have made adequate provision for potential liabilities, if any, arising from any such matters. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth information concerning our executive officers, directors and key employees as of June 3, 2005:

Name	Age	Position
Executive officers and directors:
Nooruddin (Rudy) S. Karsan	47	Chairman of the Board and Chief Executive Officer
Elliot H. Clark	43	Chief Operating Officer and Director
Troy A. Kanter	37	President, Human Capital Management
Donald F. Volk	55	Chief Financial Officer
Sarah M. Teten	32	Chief Marketing Officer
Ramarao V. Velpuri	41	Chief Technology Officer

Other key employees:
Bill L. Erickson	56	Vice Chairman and Director
Kevin T. Hudson	50	Senior Vice President—Talent Acquisition Services
P. Grant Parker	47	Executive Vice President
Raghuveer Sakuru	38	Senior Vice President—Global Development Center

Non-management directors:
Barry M. Abelson	59	Director
Joseph A. Konen	57	Director
John A. Nies	36	Director
Richard J. Pinola	59	Director
John C. Rutherford	55	Director

Nooruddin (Rudy) S. Karsan co-founded our predecessor company in 1987 and has served as the Chairman of our board of directors since 1997 and as our Chief Executive Officer since 1991. Prior to that, Mr. Karsan headed Marketing Actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in Actuarial Science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

Elliot H. Clark joined us in 1991 and has served as a member of our board of directors and our Secretary and Treasurer since 1997 and as our Chief Operating Officer since 1999. From 1992 to 1999, Mr. Clark served as general manager of our talent acquisition division. Prior to his employment with us, Mr. Clark served as a sales manager for a regional HR recruiting ad consulting firm. Mr. Clark received a B.S. in Economics from the Wharton School of Finance and Commerce of the University of Pennsylvania with a major in human resources. Mr. Clark’s legal name is Eliot H. Chack, but he uses for business purposes and is known in the industry as Elliot H. Clark.

Troy A. Kanter joined us in 1997 and has served as our President, Human Capital Management since 2003. From 1997 to 2003, Mr. Kanter served as our Executive Vice President—Sales and Business Development. From 1997 to 1999, he managed our HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which we acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in Corporate Communications from Doane College.

Donald F. Volk has served as our Chief Financial Officer since 1996. Prior to joining us, Mr. Volk was a partner in the accounting firm of Brinker, Simpson, Nicastro & Volk. He received a B.S. in Accounting from Villanova University and an M.S. in Taxation from the Villanova University School of Law. Mr. Volk has been a Certified Public Accountant since 1974.

Sarah M. Teten joined us in 1999 and has served as our Chief Marketing Officer since 2004. From 2002 to 2004, Ms. Teten served as our Director of Marketing and was one of our sales executives from 1999 until 2002. Prior to joining Kenexa, Ms. Teten served as a marketing manager for Kaplan Educational Centers, a provider of educational services. Ms. Teten received a Bachelor of Journalism and Mass Communications degree from the University of Nebraska at Lincoln.

Ramarao V. Velpuri has served as our Chief Technology Officer since 2003. From 1999 to 2003, Mr. Velpuri served as the chief executive officer of Oracle’s technology product development company, Oramasters Software India Private Limited, which provides Oracle database support services on a worldwide basis. From 1988 to 1999, Mr. Velpuri was employed by Oracle Corporation, a software company. Mr. Velpuri received a B.S. in Electronics and Communications Engineering from Andhra University and an M.S. in Electrical and Computer Engineering from Louisiana State University. Mr. Velpuri is the author of nine technology books including the most recent, Oracle OCP Oracle9i Database: Fundamentals II Exam Guide.

Bill L. Erickson has served as the Vice Chairman of our board of directors since 1997. From 1997 to 2004, Mr. Erickson also served as our Executive Vice President. From 1995 to 1997, Mr. Erickson was chief executive officer of Human Resource Innovations, Inc., a provider of employee survey research and consulting services of which he co-founded and which we acquired in 1997. Prior to his tenure with Human Resources Innovations, Inc., Mr. Erickson was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as executive vice president of its management research division. Mr. Erickson received a B.A. in Psychology from the University of Nebraska at Lincoln.

Kevin T. Hudson joined us in 1993 and has served as Senior Vice President—Talent Acquisition Services since 1998. From 1993 to 1998, Mr. Hudson led the technology and staffing solutions components of our talent acquisition and recruitment services operations. From 1990 to 1993, Mr. Hudson served as director of human resources and director of staffing for Arco Chemical, a division of Atlantic Richfield, a producer of petroleum and chemical products. Mr. Hudson received a B.A. in Psychology from the University of Delaware.

P. Grant Parker joined us in 1988 and has served as our Executive Vice President since 1999. From 1996 to 1999, Mr. Parker served as managing partner of our financial services search practice. From 1991 until 1996, Mr. Parker was a partner in our executive search practice and from 1988 until 1991 he served as one of our consultants.

Raghuveer Sakuru joined us in 1996 and has served as our Senior Vice President—Global Development Center since 2003. From 1996 to 2002, Mr. Sakuru served as our Vice President—Consulting. From 1984 until 1996, Mr. Sakuru was a managing principal of Pragma, Inc., a provider of e-business and information technology consulting which he co-founded and which we acquired in December of 1995. Mr. Sakuru received a Bachelor of Technology degree in Mechanical Engineering from Jawaharlal Nehu Technological University.

Barry M. Abelson has been a member of our board of directors since 2000. Since 1992, Mr. Abelson has been a partner in the law firm of Pepper Hamilton LLP, which has provided legal services to us since 1997. Mr. Abelson received an A.B. in Sociology from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

Joseph A. Konen has been a member of our board of directors since 2000. Mr. Konen, who is now retired, has held a number of executive positions, most recently serving from 1994 to 1999 as the president and chief operating officer of Ameritrade Holding Corporation, a provider of brokerage services. Mr. Konen received a B.A. in Economics and an M.B.A. in Finance and Management from Indiana University at Bloomington.

John A. Nies has been a member of our board of directors since 2002. Mr. Nies has served as a principal of Sage River Partners, LLC, private equity investment firm, since January 2005. From 2002 to January 2005, Mr. Nies served as a principal of Maplegate Holdings, LLC, a private equity firm. From 2001 to 2002, Mr. Nies worked for Parthenon Capital, Inc., a private equity investment firm, most recently serving as managing director, operations, a position in which he was responsible for post-transaction performance of portfolio companies. From 1991 to 2001, Mr. Nies worked for The Parthenon Group, a management consulting firm. Mr. Nies received an A.B. in Economics from Dartmouth College and an M.B.A. from Harvard Business School.

Richard J. Pinola was elected to our board of directors in 2005. From 1992 to 2004, Mr. Pinola served as the chairman and chief executive officer of Right Management Consultants, a human resources consulting firm. From 1989 to 1991, Mr. Pinola served as the chief operating officer of Penn Mutual Life Insurance Company. Mr. Pinola also serves as a director of K-Tron International, Inc., a manufacturer of material handling equipment and systems, Bankrate, Inc., an Internet financial services provider, and Nobel Learning Communities, Inc., a for-profit provider of education and educational services. Mr. Pinola received a B.S. in Accounting from King’s College.

John C. Rutherford has been a member of our board of directors since 1999. Mr. Rutherford is a founder and co-chief executive officer of Parthenon Capital, Inc., a private equity investment firm formed in 1998 and an affiliate of two of our shareholders, Parthenon Investors, L.P. and PCIP Investors. Mr. Rutherford is also a co-founder and former Chairman of The Parthenon Group, a strategic advisory consulting and investment firm. Prior to founding The Parthenon Group in 1991, Mr. Rutherford served as a Director of Bain & Company. He has over 25 years experience as a management consultant and private equity investor. Mr. Rutherford received a B.E. from the University of Canterbury, an M.S. in Computer Science from the University of Connecticut and an M.B.A. from Harvard Business School. Mr. Rutherford currently serves as a member of our board of directors as a representative, and is an affiliate, of Parthenon Investors, L.P. and PCIP Investors. See “Board Composition” and “Certain Relationships and Related Party Transactions.”

Executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Composition

Our board of directors consists of eight members who are divided into three classes of directors as follows:

•	the Class I directors will be Bill L. Erickson and John C. Rutherford, whose terms will expire at the annual meeting of shareholders to be held in 2006;

•	the Class II directors will be Elliot H. Clark, Joseph A. Konen and Richard J. Pinola, whose terms will expire at the annual meeting of shareholders to be held in 2007; and

•	the Class III directors will be Barry M. Abelson, Nooruddin S. Karsan and John A. Nies, whose terms will expire at the annual meeting of shareholders to be held in 2008.

A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our board of directors in order to elect a majority of the members of our board of directors. See “Risk Factors—Anti-takeover provisions of Pennsylvania law and our articles of incorporation and bylaws could delay and discourage takeover attempts that shareholders may consider to be favorable.”

Our board of directors will observe all applicable criteria for independence established by The Nasdaq Stock Market and other governing laws and applicable regulations. No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under our existing second amended and restated stockholders agreement, which will terminate upon the completion of this offering, Parthenon Investors, L.P. and PCIP Investors have the right to nominate two individuals for membership on our board of directors. Mr. Rutherford is the current designee of Parthenon Investors, L.P. and PCIP Investors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Board Committees

The standing committees of our board of directors include the audit committee, the compensation committee and the nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee:

•	evaluates the qualifications, independence and performance of our independent registered auditors;

•	determines the engagement of our independent auditors;

•	approves the retention of our independent auditors to perform any proposed permissible non-audit services;

•	ensures the rotation of the partners of our independent auditors on our engagement team as required by law;

•	reviews our systems of internal controls established for finance, accounting, legal compliance and ethics;

•	reviews our accounting and financial reporting processes;

•	provides for effective communication between our board of directors, our senior and financial management and our independent auditors;

•	discusses with management and our independent auditors the results of our annual audit and the review of our quarterly financial statements;

•	reviews the audits of our financial statements; and

•	implements a pre-approval policy for certain audit and non-audit services performed by our independent auditors.

The audit committee is comprised of Messrs. Konen (chair), Nies and Pinola. Our board of directors has determined that each of Messrs. Konen and Pinola is an “audit committee financial expert” as currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations, including those regarding the independence of our audit committee members. We intend to comply with future requirements to the extent that they become applicable to us.

Compensation Committee

Our compensation committee reviews and recommends policy relating to the compensation and benefits of our executive officers. Our compensation committee:

•	reviews and approves corporate goals and objectives relevant to the compensation and the benefits of our Chief Executive Officer and our other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives; and

•	sets compensation of these officers based on such evaluations.

Our compensation committee or a designated subcommittee administers the issuance of stock options and other awards under our 2005 Equity Incentive Plan. The compensation committee is comprised of Messrs. Abelson, Nies and Rutherford (chair). We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations, including those regarding the independence of our compensation committee members. We intend to comply with future requirements to the extent that they become applicable to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities includes the selection of potential candidates for our board of directors. It also makes recommendations to our board of directors concerning the structure and membership of the other board committees. The nominating and corporate governance committee is responsible for implementing policies and procedures with regard to consideration of any director candidates recommended by our shareholders. The nominating and corporate governance committee is comprised of Messrs. Abelson, Nies (chair) and Pinola. We believe that the composition of our nominating and corporate governance committee complies with any applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations, including those regarding the independence of our nominating and corporate governance committee members. We intend to comply with future requirements to the extent that they become applicable to us.

Compensation Committee Interlocks and Insider Participation

The current members of our compensation committee are Messrs. Abelson, Nies and Rutherford. None of these individuals was at any time during fiscal year 2004 an officer or employee of ours. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Mr. Abelson is a partner in the law firm of Pepper Hamilton LLP, which has provided legal services to us since 1997.

Director Compensation

We pay each member of our board of directors, other than those who are our employees or employees or partners of our affiliates, an annual retainer of $15,000 for service on the board. The chair of each of the compensation committee and the nominating and corporate governance committee receives an additional annual fee of $2,500, while each other member of those committees receives an annual fee of $1,250 for each committee upon which the member serves. In addition, the audit committee chair receives an additional annual fee of $5,000 and each other member of the audit committee receives an additional annual fee of $2,500.

Upon the closing of this offering, we will grant an option to purchase 10,000 shares of our common stock to each of Messrs. Abelson, Konen, Nies and Pinola with an exercise price equal to the initial public offering price. In the future, each person newly elected to our board of directors, other than those who are our employees or employees or partners of our affiliates, will receive an option to purchase 10,000 shares of our common stock with an exercise price equal to the fair market value on the date of election. On the date of each annual meeting, we will grant an option to purchase 2,000 shares of our common stock to each member of our board of directors, other than those who are our employees or employees or partners of our affiliates. Each of these options will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest immediately upon grant. We also reimburse members of our board of directors for travel, lodging and other reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Executive Compensation

The following table sets forth summary information concerning compensation of our Chief Executive Officer and each of the next four most highly compensated current executive officers whose total annual salary and bonus exceeded $100,000 during our fiscal year ended December 31, 2004. We refer to these persons as our named executive officers.

Summary Compensation Table

		Annual Compensation			All Other Compensation(2)
Name and Principal Position	Year	Salary	Bonus	Other Compensation(1)
Nooruddin (Rudy) S. Karsan	2005	$350,000	(3)
Chief Executive Officer	2004	$350,000	$317,488	–	$22,247

Troy A. Kanter	2005	$250,000	(3)
President, Human Capital Management	2004	$250,000	$250,000	–	$8,642

Elliot H. Clark	2005	$250,000	(3)
Chief Operating Officer	2004	$240,000	$188,888	–	$6,500

Donald F. Volk	2005	$175,000	(3)
Chief Financial Officer	2004	$175,000	$253,650	–	$7,379

Ramarao V. Velpuri	2005	$150,000	(3)
Chief Technology Officer	2004	$120,000	$101,717	–	$2,080

(1)	Under SEC rules, the payment of “perquisites” (such as imputed interest on loans at rates below market value) to a named executive officer is not required to be disclosed where amounts paid do not exceed the lesser of (i) 10% of the sum of the amounts of salary and bonus for the named executive officer, or (ii) $50,000. See “Certain Relationships and Related Party Transactions—Loans to Executive Officers.”
(2)	Includes $6,500 contributed under our 401(k) Plan for the benefit of each of the named executive officers and $15,747, $2,142 and $879 of premiums paid for life insurance for Messrs. Karsan, Kanter and Volk, respectively.
(3)	Our board of directors has approved salaries performance objectives for each of our named executive officers to be used in connection with evaluating performance and determining the annual bonus amounts payable to these officers for 2005. The following target bonus amounts for the named executive officers are fixed dollar amounts, with the bonus for each officer based on the achievement of certain performance objectives which vary by officer and relate generally to achievement of specified objectives relating to our revenue and financial performance for 2005: Mr. Karsan, $400,000; Mr. Kanter, $350,000; Mr. Clark, $350,000; Mr. Volk, $300,000; Mr. Velpuri, $75,000 plus a presently undeterminable amount based on our revenue and financial performance for 2005.

We do not have employment agreements with any of our named executive officers.

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during the year ended December 31, 2004. The percentage of total options granted to employees set forth below is based on an aggregate of 64,800 shares of our common stock underlying options granted to employees, directors and consultants in 2004. All options were granted under our 2000 Stock Option Plan. These options will vest on the third anniversary of the date on which the options were granted.

Option Grants In Last Fiscal Year

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Share)	Fair Market Value on Date of Grant		Expiration Date	0%	5%	10%
Ramaro V. Velpuri	20,000	30.9%	$4.18	$3.75	(2)	6/3/14	$216,500	$231,400	$246,400

(1)	Potential realizable values are net of exercise price, but before any taxes associated with exercise. The assumed rates of stock appreciation are provided in accordance with SEC rules based upon an assumed initial public offering price of $15.00 per share, and do not represent our estimate or projection of future stock price.
(2)	Represents the fair market value, as determined by our board of directors, of our common stock on the date of grant of the options.

Aggregate Option Exercises in 2004 and Option Values

The following table sets forth information concerning the number and value of unexercised options held by each of our named executive officers on December 31, 2004. The value of “in-the-money” options to purchase our common stock represents the positive spread between the exercise price of options to purchase our common stock and the assumed initial public offering price of $15.00 per share (the midpoint of the range on the front cover of this prospectus).

Name	Shares acquired on exercise(#)	Value realized($)	Number of unexercised options at December 31, 2004(#)	Value of unexercised in-the-money options at December 31, 2004 ($)(1)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Nooruddin (Rudy) S. Karsan	0	0	27,400/0	$110,395/$0
Troy A. Kanter	0	0	17,096/0	$101,771/$0
Elliot H. Clark	0	0	17,800/0	$93,955/$0
Donald F. Volk	0	0	71,000/0	$66,275/$0
Ramarao V. Velpuri	0	0	0/20,000	$0/$216,500

(1)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been based upon an assumed initial public offering price of $15.00 per share (the midpoint of the range on the front cover of this prospectus) less the applicable exercise price in accordance with SEC rules.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our shareholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

Non-Plan Option Grants

In February 2000, our board of directors authorized the grant of non-qualified stock options to purchase shares of common stock to certain of our employees. In June 2000, our board of directors adopted our 2000 Stock Option Plan, and each of the recipients of the February 2000 options agreed that those options would be subject to the terms and conditions of our 2000 Stock Option Plan that apply to non-qualified stock options. Of the February 2000 grants, options to purchase 151,611 shares of our common stock were outstanding as of June 3, 2005.

2000 Stock Option Plan

Our 2000 Stock Option Plan was adopted by our board of directors in June 2000. This plan provides for the grant of incentive stock options and non-qualified stock options and is administered by our board of directors or a subcommittee designated by the board. All employees, non-employee directors and consultants are eligible to receive awards under our 2000 Stock Option Plan. The persons receiving grants of options under the plan, the number of shares subject to those options, and the exercise price, vesting conditions and other terms of those options are determined by our board of directors or its subcommittee. Upon the completion of this offering, our 2005 Equity Incentive Plan will replace our 2000 Stock Option Plan, and no more options will be granted under our 2000 Stock Option Plan.

Of the 2,149,640 shares currently authorized under our 2000 Stock Option Plan, none have been issued pursuant to option exercises. Options to purchase 802,051 shares of our common stock granted under the 2000 Stock Option Plan were outstanding as of June 3, 2005.

Our board of directors determines the exercise price of options granted under our 2000 Stock Option Plan. The exercise price of incentive stock options and non-qualified stock options generally may not be less than 100% of the fair market value on the grant date. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal 110% of the fair market value of our common stock on the grant date. Our board of directors determines the term of all other options granted under our 2000 Stock Option Plan.

Upon termination of an employee, director or consultant, he or she may exercise his or her option for the period stated in the option agreement. Generally, if termination is due to death of disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 90 days. However, an option may never be exercised later than the expiration of its term. If an employee, director or consultant is terminated by us for “cause” (as defined in our 2000 Stock Option Plan), all unvested options will terminate on the date of such termination and all shares that have been purchased pursuant to options under our 2000 Stock Option Plan but which have not yet been delivered by to such optionee shall be forfeited and we will refund any amount paid by the optionee with respect to such shares.

All options granted under our 2000 Stock Option Plan will expire no later than 10 years following their date of grant, and no options may be granted later than June 2010. Shares of our common stock subject to an exercisable option may be purchased by the option holder upon payment of the option exercise price in cash, by check or, in the discretion of our board of directors, upon delivery of shares of our common stock with a fair market value equal to the option exercise price. Unless our board of directors determines otherwise for non-qualified stock options, options granted under our 2000 Stock Option Plan may not be transferred, except by will or inheritance.

Upon the disposition of more than 50% of our common stock, our liquidation, a sale of substantially all of our assets or other similar types of transactions, our 2000 Stock Option Plan provides that our board of directors may, in its discretion, accelerate the vesting of outstanding options, exchange outstanding options for new options to purchase shares of any successor company, or cancel outstanding options in exchange for a payment of the option “spread,” the difference between the option exercise price and the then fair market value of the stock subject to the option. However, in the absence of our board of director’s determination to do any of the foregoing, all options will become fully vested and exercisable in anticipation of and contingent upon the occurrence of any of the transactions described above. The offering described in this prospectus will not trigger these discretionary rights of our board of directors.

Our board of directors has the authority to amend, suspend or terminate our 2000 Stock Option Plan, provided that such action does not impair the rights of any participant.

2005 Equity Incentive Plan

Our 2005 Equity Incentive Plan was adopted by our board of directors in March 2005 and our shareholders in 2005, and will become effective upon the completion of this offering. Our 2005 Equity Incentive Plan, which will replace our 2000 Stock Option Plan, will be administered by the compensation committee of our board of directors pursuant to its charter. Our 2005 Equity Incentive Plan provides for the grant of options to purchase shares of our common stock, stock appreciation rights, restricted stock and restricted stock units. Our board of directors will be able to amend or modify the 2005 Equity Incentive Plan at any time, with shareholder approval if required.

4,842,910 shares of our common stock have been authorized for issuance under our 2005 Equity Incentive Plan, including shares of common stock that remain available for future option grants under our 2000 Stock Option Plan, which totaled 1,347,589 on June 3, 2005, plus shares underlying any existing grants under our 2000 Stock Option Plan that are forfeited, will be available for issuance under our 2005 Equity Incentive Plan.

Eligibility. All employees, non-employee directors, consultants and other individuals who provide services to us are eligible to receive awards under our 2005 Equity Incentive Plan, provided, however, that only employees are eligible to receive incentive stock options. As of March 31, 2004, we had 533 employees and 5 non-employee directors who would have been eligible to participate in our 2005 Equity Incentive Plan. No participant in our 2005 Equity Incentive Plan can receive option grants, stock appreciation rights restricted stock or restricted stock units for more than 500,000 shares of our common stock in any calendar year. Generally, the compensation committee of our board of directors will determine which eligible employees, directors, consultants and other individuals will receive awards under our 2005 Equity Incentive Plan.

Options and Stock Appreciation Rights. The compensation committee of our board of directors may grant options to purchase our common stock and stock appreciation rights under our 2005 Equity Incentive Plan to eligible employees, directors, consultants and other individuals who provide services to us. Stock appreciation rights granted under our 2005 Equity Incentive Plan must comply with Section 409A of the Internal Revenue Code. The compensation committee of our board of directors has complete discretion to determine:

•	which eligible individuals are to receive option grants or stock appreciation rights;

•	the time or times when option and stock appreciation rights grants are to be made;

•	the number of shares subject to, and the vesting schedule for, each option grant and stock appreciation right;

•	the designation of each stock option as either an incentive or a non-qualified stock option;

•	the maximum term for which each option grant and stock appreciation right is to remain outstanding, which term, for an incentive stock option may not exceed ten years and, for an incentive stock option granted to a person who owns more than 10% of the voting power of our common stock, may not exceed five years; and

•	the exercise price for each option and stock appreciation right. The per share exercise price for any option or stock appreciation right may not be less the fair market value of a share of our common stock on the date of grant. If the recipient of an incentive stock option owns more than 10% of the voting power of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant.

The Internal Revenue Code allows an optionee to receive incentive stock options only to the extent that the aggregate amount of incentive stock options exercisable for the first time by an optionee during any calendar year does not exceed $100,000. Any stock option that is intended to be an incentive stock option but that fails to meet the criteria for an incentive stock option must be treated as a non-qualified stock option.

For purposes of our 2005 Equity Incentive Plan, the fair market value of our common stock is its closing sale price per share on the grant date. If there is no reported closing sale price on such date, the fair market value is the closing sale price on the last preceding date for which a quotation exists.

Each stock appreciation right issued under our 2005 Equity Incentive Plan will entitle the holder to surrender the stock appreciation right for a distribution from us equal to the fair market value of a share of our common stock less the exercise price of the stock appreciation right. This distribution must be made in shares of our common stock.

Restricted Shares and Restricted Share Units. The compensation committee of our board of directors may grant restricted shares and restricted share units under our 2005 Equity Incentive Plan to eligible employees, directors, consultants and other individuals who provide services to us. A restricted share is a share of our common stock that is subject to restrictions as determined by the compensation committee. A restricted share unit entitles the holder to a distribution from us equal to the fair market value of a share of our common stock, subject to restrictions as determined by the compensation committee. Restricted share units granted under the plan must comply with Section 409A of the Internal Revenue Code. The compensation committee of our board of directors also has complete discretion to determine:

•	which eligible individuals are to receive restricted shares and restricted share units;

•	the time or times when grants of restricted shares and restricted share units are to be made;

•	the consideration, if any, to be paid for the restricted shares;

•	the number of shares subject to restricted shares and restricted share units;

•	when the restrictions applicable to each restricted share and restricted share unit will lapse; and

•	when payment in respect of restricted share units will be made.

The restrictions applicable to restricted shares and restricted share units may lapse in one or more installments over a period of service, may lapse upon the attainment by us and the holder of certain performance milestones determined by our board of directors or upon some combination of the holder’s serving for some period and the attainment of established performance goals.

Termination of Services. Upon termination of a participant’s service with us, he or she may exercise his or her option or stock appreciation right for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. If the participant is terminated by us for “cause,” unvested options and stock appreciation rights will immediately terminate and be forfeited and any shares of our common stock not yet delivered upon an option or stock appreciation right exercise will be forfeited and we will refund the exercise price to the participant. In all other cases, the option will generally remain exercisable for 90 days. However, an option may never be exercised later than the expiration of its term.

Corporate Transactions. If we are a party to certain corporate transactions, including certain mergers or asset sales, our board of directors may, in its sole and absolute discretion and without the need for the consent of any optionee or other award holder, take one or more of the following actions contingent upon the occurrence of the transaction:

•	cause any or all outstanding options to purchase our common stock and stock appreciation rights held by participants under our 2005 Equity Incentive Plan affected by the transaction to become fully vested and immediately exercisable;

•	cause the restrictions on any or all outstanding restricted shares and restricted share units held by participants under our 2005 Equity Incentive Plan affected by the transaction to lapse, for any other restricted shares to become non-forfeitable, and for immediate payment to be made in respect of outstanding restricted share units;

•	cancel any award held by a participant under our 2005 Equity Incentive Plan affected by the transaction in exchange for a similar award related to the common stock of any successor corporation; and

•	cancel or redeem any or all awards held by participants under our 2005 Equity Incentive Plan affected by the transaction for cash and/or other substitute consideration.

Amendment and Termination of the Equity Incentive Plan. Our board of directors has complete and exclusive power and authority to amend or modify the equity incentive plan in any, or all, respects. No amendment, however, may adversely affect the rights and obligations of awards outstanding under the plan at the time, without the consent of the award holder. In addition, the board may not, without shareholder approval, amend the equity incentive plan to:

•	increase the maximum number of shares issuable under our 2005 Equity Incentive Plan, or the maximum amount of shares for which any one individual participating in the equity incentive plan may be granted options to purchase our common stock, restricted stock, stock appreciation rights, or restricted stock units for any given year; or

•	materially modify the eligibility requirements for participation; or

•	otherwise materially increase the benefits accruing to participants.

Our 2005 Equity Incentive Plan will terminate on the date on which all shares available for issuance under the plan have been issued, or, if earlier, on the date on which the plan is terminated by our board of directors. However, no incentive stock option may be granted after the 10th anniversary of the date the plan is approved by our shareholders (or, if our shareholders later approve an amendment that increases the number of shares subject to the equity incentive plan, the 10th anniversary of the date of such approval).

Equity Incentive Grants in Connection with Initial Public Offering

In April 2005, our board of directors approved the grants of stock options, to be effective upon completion of this offering, under the 2005 Equity Incentive Plan. Messrs. Karsan, Elliot, Kanter and Volk were granted options to purchase 100,000, 100,000, 150,000 and 150,000 shares of common stock, respectively, and other employees were granted options to purchase an aggregate of 90,900 shares of our common stock. These options will become exercisable only if the grantee remains continuously employed with us through the third anniversary of this offering, in the case of employees, or the fifth anniversary of this offering in the case of Messrs. Karsan, Clark, Kanter and Volk. In addition, in connection with this offering, each of Messrs. Abelson, Konen, Nies and Pinola, our non-employee directors who are not employees or partners of our affiliates, were granted an immediately exercisable option to purchase 10,000 shares of our common stock to be effective upon completion of this offering. The exercise price of the options granted in connection with this offering is the initial public offering price.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in our 401(k) plan as of the first day of the plan year or the first day of the fourth, seventh or tenth month following the date that they begin employment. Participants are able to defer up to 15% of their eligible compensation subject to applicable Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual accounts and are then invested in selected investment alternatives according to the participant’s directives. Employee elective deferrals are 100% vested at all times. Our 401(k) plan provides for discretionary matching contributions that may be made by us as well as a discretionary profit sharing component for eligible employees who have completed one year of service and have completed one hour of service in the applicable plan year (if an employee is terminated due to retirement, death or disability, that employee will still receive a discretionary matching and profit sharing contribution). The matching and profit sharing contributions will become 100% vested after three years of service. Our 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to our 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described in the “Management” section of this prospectus and the transactions described below, since January 1, 2002, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of the transactions set forth below are on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our directors, officers, principal shareholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Investor Agreement

We have entered into an agreement with all of the holders of our class B common stock, class C common stock, series A preferred stock and series B preferred stock. Under the terms of the agreement and in accordance with the terms of our articles of incorporation, upon the closing of this offering, we will:

•	redeem all of the outstanding shares of our series A preferred stock for a combination of approximately $28.6 million in cash and 963,643 shares of our common stock (assuming an initial public offering price of $15.00 per share);

•	redeem all of the outstanding shares of our series B preferred stock for a combination of $11.4 million in cash and 628,076 shares of our common stock (assuming an initial public offering price of $15.00 per share);

•	issue 2,179,152 shares of our common stock upon the conversion of all of the outstanding shares of our class B common stock; and

•	issue 2,100,060 shares of our common stock upon the conversion of all of the outstanding shares of our class C common stock.

In addition, under the terms of the agreement, (1) the holders of our outstanding warrants have agreed to exercise all of the warrants with an exercise price of $0.01 per share for a total of 396,195 shares of our common stock, and (2) remaining outstanding warrants have been amended to provide that certain provisions regarding adjustments to the shares available upon the exercise of, and exercise prices under, those warrants will terminate upon completion of the offering.

The agreement also provides that, upon the completion of this offering, we will grant nonvoting board observation rights to an individual designated by Parthenon Investors, L.P. until such time as Parthenon Investors, L.P. beneficially owns less than 5% of our outstanding common stock on a fully diluted basis. See “Redemption and Conversion Transactions.”

Stockholders Agreement

In connection with the private placement of our class C common stock in March 2001, we entered into a second amended and restated stockholders agreement with the investors in our class C common stock and our other shareholders. In accordance with this agreement, the holders of greater than a majority of our existing voting equity have agreed to vote their shares in favor of election to our board of directors of two individuals designated by Parthenon Investors, L.P. and PCIP Investors and one individual nominated by each of Westbury Equity Partners SBIC, L.P. and the holders of a majority of our class C common stock. Accordingly,

Mr. Rutherford, the designee of Parthenon Investors, L.P. and PCIP Investors, has been elected to our board of directors. Westbury Equity Partners SBIC, L.P. and the holders of a majority of our class C common stock do not currently exercise their rights to elect members of our board of directors. In addition, the stockholders agreement provides certain of our shareholders rights with respect to our capital stock, including rights of first refusal, rights of purchase, preemptive rights and participation rights in the sale of shares of our capital stock. The preemptive rights do not apply to issuances by us in an initial public offering of our common stock in which the aggregate proceeds exceed $25 million and immediately after which our outstanding capital stock will have an aggregate public market value of not less than $100 million, including this offering. Pursuant to the terms of the investor agreement described above, the stockholders agreement, and all of the rights of our shareholders under the agreement, will be terminated upon the completion of this offering.

Registration Rights Agreement

Pursuant to the terms of a second amended and restated registration rights agreement, Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P., Westbury Equity Partners SBIC, L.P., JMH Partners Corp., Shad Run Investments, L.P., The Shattan Group, LLC, Thomas S. Shattan, Gregory E. Mendel, G. Kevin Fechtmeyer, Alan Langer, Southfield Communications LLC, C. Meade Sutterfield, Peter Sulick, Margaret Sulick, David W. Beale, Cecily Shattan, Ward Shattan, Erica Mendel, David Mendel, James Mattutat and Andrew Arno, which will collectively hold 43.8% of our common stock outstanding after the completion of this offering, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock—Registration Rights.”

Blue Angel Technologies

From 2001 until 2004, Mr. Karsan, our Chief Executive Officer, served on the board of directors of Blue Angel Technologies, Inc., a software consulting company. During the years ended December 31, 2002, 2003 and 2004, Blue Angel Technologies provided services to us in relation to software being developed for sale for which we paid Blue Angel Technologies $1,632,400, $1,153,906 and $83,800, respectively. In 2003, we terminated our relationship with Blue Angel Technologies. In connection with the termination of this relationship, we paid $215,000 to Blue Angel Technologies for perpetual software licenses and this amount is being amortized over three years. Mr. Karsan was awarded options to purchase stock of Blue Angel Technologies in connection with his service on its board of directors which he forfeited upon his resignation as a director of Blue Angel Technologies.

Loans to Executive Officers

The Sarbanes-Oxley Act of 2002 prohibits all loans to executive officers and directors of a public company and also prohibits any material modifications of loans to such individuals outstanding at the time of enactment on July 30, 2002. Every loan described below was granted by us prior to the enactment of the Sarbanes-Oxley Act of 2002, and in accordance with such legislation, we will not provide any new loans to directors or executive officers. Each of the obligations listed below has been repaid.

On January 15, 1998, Mr. Karsan, our Chief Executive Officer, executed a promissory note in the amount of $29,951 in favor of us as partial consideration for the purchase of shares of our common stock pursuant to the exercise of options. The promissory note had a stated term of three years, provided for repayment in three equal annual installments on each anniversary of the promissory note and carried no interest. In 2000, the payment obligations under this promissory note had been indefinitely suspended. The balance on this promissory note as of March 31, 2005 was $7,487.

On January 15, 1999, each of Mr. Karsan, our Chief Executive Officer, Mr. Clark, our Chief Operating Officer, Mr. Erickson, our Vice Chairman, Mr. Kanter, our President, Human Capital Management, and Mr. Volk, our Chief Financial Officer, executed promissory notes in favor of us as partial consideration for the purchase of shares of our common stock pursuant to the exercise of options. The promissory notes had stated terms of three years, provided for repayment in three equal annual installments on each anniversary of the promissory notes and carried no interest. In 2001, the payment obligations under these promissory notes were indefinitely suspended. Set forth in the table below are the original principal balances and the remaining balances as of March 31, 2005 on the promissory notes.

Name	Original Principal Balance on Promissory Note	Principal Balance on Promissory Note as of March 31, 2005
Nooruddin S. Karsan	$41,890	$23,748
Elliot H. Clark	$35,650	$8,913
Bill L. Erickson	$41,747	$10,437
Troy A. Kanter	$6,097	$1,524
Donald F. Volk	$6,097	$1,524

On January 15, 2000, each of Mr. Karsan, our Chief Executive Officer, Mr. Clark, our Chief Operating Officer, Mr. Erickson, our Vice Chairman, Mr. Kanter, our President, Human Capital Management, and Mr. Volk, our Chief Financial Officer, executed promissory notes in favor of us as full consideration for the purchase of shares of our common stock pursuant to the exercise of options. The promissory notes were full recourse, had a stated term of four years, provided for repayment in four equal annual installments on each anniversary of the promissory notes, carried no interest and were secured, pursuant to security agreements, by all of our capital stock held or thereafter acquired by these executive officers. In 2001, the payment obligations under these promissory notes were indefinitely suspended. Set forth in the table below are the original principal balances and the remaining balances as of March 31, 2005 on the promissory notes.

Name	Original Principal Balance on Promissory Note	Principal Balance on Promissory Note as of March 31, 2005
Nooruddin S. Karsan	$68,193	$51,145
Elliot H. Clark	$83,729	$41,864
Bill L. Erickson	$108,128	$54,064
Troy A. Kanter	$14,494	$7,247
Donald F. Volk	$14,494	$7,247

In January 2004, we provided an interest-free loan in the amount of $100,000 to Ramarao V. Velpuri, our Chief Technology Officer, in connection with relocation expenses.

Issuance of Additional Shares of Our Class C Common Stock

In connection with the sale of shares of our series A preferred stock, series B preferred stock and class C common stock to each of Parthenon Investors, L.P., PCIP Investors and Wafra Acquisition Fund 14, L.P. in February 2001 and to Westbury Equity Partners SBIC, L.P. in March 2001, we agreed to issue additional shares of our class C common stock to each of these shareholders in the event that Parthenon Investors L.P. and PCIP Investors did not receive an offer for the purchase of certain shares of their series A preferred stock and class C common stock prior to June 16, 2001. In addition, we agreed as part of each of those 2001 transactions to issue additional shares of our class C common stock to each of Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P. and Westbury Equity Partners SBIC, L.P. in the event that we did not meet certain financial targets as of June 2001. In September 2002, each of Parthenon Investors, L.P., PCIP Investors and Wafra Acquisition Fund 14, L.P. and Westbury Equity Partners SBIC, L.P. agreed with us to amend the 2001 purchase agreements to provide that, in consideration of waiving their rights to all of the additional shares of our class C common stock which we would have otherwise been required to issue to them under the 2001 transactions, (1) we would issue an aggregate of 129,006 shares of our class C common stock to Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P. and Westbury Equity Partners SBIC, L.P. and

(2) we would agree to amend our articles of incorporation to increase the maximum number of shares of our common stock to which the holder of each share of our series A preferred stock could be entitled to upon the redemption of our series A preferred stock from 21.336 to 29.333336 shares of our common stock. See “Redemption and Conversion Transactions.”

Management Agreement

We were a party to a management agreement with Parthenon Capital, Inc., an affiliate of Parthenon Investors, L.P., which terminated on December 16, 2004. Parthenon Investors, L.P. beneficially owns approximately 4,794,367 shares or 40.0% of our outstanding common stock (after giving effect to the transactions described in “Redemption and Conversion Transactions”) and, upon the completion of this offering, will beneficially own 4,794,367 shares, or 28.2%, of our outstanding common stock. Under the management agreement, which initially became effective on December 16, 1999, Parthenon Capital, Inc. provided advisory services to us, including management support, board participation, involvement in pursuing acquisition opportunities and assistance in obtaining financing. The management agreement provided for an annual management fee of $75,000 payable to Parthenon Capital, Inc. for its advisory services. Our obligation to pay this annual fee terminated in December 2004. John C. Rutherford, one of our directors, is a principal member of Parthenon Investment Partners, LLC which is the managing member of Parthenon Investment Advisors, LLC, which is the general partner of Parthenon Investors, L.P. Mr. Rutherford, as a partner of an affiliate, is not eligible to receive compensation for his service on our board of directors.

Legal Services

One of our directors, Barry M. Abelson, is a partner in the law firm of Pepper Hamilton LLP. This firm has represented us since 1997. Payments by us to Pepper Hamilton LLP were less than 1% of that firm’s revenues in each of the last three fiscal years. We believe that the services performed by Pepper Hamilton LLP were provided on terms no more or less favorable than those with unrelated parties.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of June 3, 2005 by:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	each selling shareholder.

In the table, the number of shares of our common stock beneficially owned before this offering assumes the following events, which are described above under “Redemption and Conversion Transactions”:

•	the reclassification of each share of our class A common stock into one share of our common stock;

•	a 0.8-for-1 reverse stock split of our common stock;

•	the total public offering price set forth on the cover of this prospectus is $75 million;

•	the redemption of all of the outstanding shares of our series A preferred stock for a combination of approximately $28.6 million in cash and 963,643 shares of our common stock (assuming an initial offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	the redemption of all of the outstanding shares of our series B preferred stock for a combination of approximately $11.4 million in cash and 628,076 shares of our common stock (assuming an initial offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million);

•	the automatic conversion of all shares of our class B common stock and our class C common stock into an aggregate of 2,179,152 and 2,100,060 shares of our common stock, respectively;

•	the exercise of warrants for 396,195 shares of our common stock at an exercise price of $0.01 per share;

•	the termination of warrants for 396,195 shares of our common stock held by our management upon the completion of this offering pursuant to an agreement with such warrant holders; and

•	the issuance of options to purchase up to 630,900 shares of our common stock upon the completion of this offering.

Except as noted in footnotes 1 through 15 to the table, none of the persons named in the table is selling shares in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of June 3, 2005 are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 11,427,856 shares of our common stock outstanding as of June 3, 2005, and 16,427,856 shares of our common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Kenexa Corporation, 650 East Swedesford Road, 2nd Floor, Wayne, Pennsylvania 19087.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
		Before this Offering	After this Offering
Five Percent and Selling Shareholders:
Parthenon Investment Partners, LLC (1)	4,794,367	40.0%	28.2%
Wafra Acquisition Fund 14, L.P. (2)	1,549,832	13.6%	9.4%
Westbury Equity Partners SBIC, L.P. (3)	577,769	5.1%	3.5%
P. Grant Parker (4)	580,600	5.1%	3.5%

Other Selling Shareholders:
JMH Partners Corp. (5)	194,638	1.7%	1.2%
Shad Run Investments, L.P. (6)	146,036	1.3%	*
Alan Langer (7)	9,735	*	*
Southfield Communications LLC (8)	29,207	*	*
C. Meade Sutterfield (9)	9,735	*	*
Peter Sulick (10)	4,868	*	*
Margaret Sulick (11)	4,868	*	*
Thomas S. Shattan (12)	91,408	*	*
Gregory Mendel (13)	60,834	*	*
Kevin Fechtmeyer (14)	37,828	*	*
David W. Beale (15)	9,735	*	*

Directors and Named Executive Officers:
Nooruddin S. Karsan (16)	1,679,280	14.7%	10.2%
Elliot H. Clark (17)	541,800	4.7%	3.3%
Troy A. Kanter (18)	426,056	3.7%	2.6%
Donald F. Volk (19)	133,280	1.2%	*
Ramarao V. Velpuri	0	*	*
Bill L. Erickson (20)	480,256	4.2%	2.9%
Barry M. Abelson (21)	22,000	*	*
Joseph A. Konen (22)	22,000	*	*
John A. Nies (23)	10,000	*	*
Richard J. Pinola (24)	10,000	*	*
John C. Rutherford (1) (25)	4,794,367	40.0%	28.2%
Directors and Executive Officers as a group (12 persons) (26)	8,124,799	70.1%	49.0%

*	Less than 1%.
(1)	Includes 4,141,245 shares owned, and 541,478 shares issuable upon exercise of warrants, by Parthenon Investors, L.P. and 101,491 shares owned, and 10,153 issuable upon exercise of warrants, by PCIP Investors. If the underwriters exercise their over-allotment option in full, Parthenon Investment Partners, LLC will be permitted to sell up to 201,086 shares of our common stock. If Parthenon Investment Partners, LLC sells all of those shares in the offering, Parthenon Investment Partners, LLC will beneficially own 4,593,281 shares of our common stock after this offering, or 25.9% of the shares of common stock outstanding. Parthenon Investment Partners, LLC is the managing member of Parthenon Investment Advisors, LLC, which is the general partner of Parthenon Investors, L.P. The managing partner of PCIP is Parthenon Capital LLC. Voting and investment power over the shares beneficially owned by Parthenon Investment Partners, LLC is shared by John C. Rutherford and Ernest Jacquet. The address of each of Parthenon Investors, L.P. and PCIP Investors is 75 State Street, 26th Floor, Boston, Massachusetts, 02109.
(2)

If the underwriters exercise their over-allotment option in full, Wafra Acquisition Fund 14, L.P. will be permitted to sell up to 161,483 shares of our common stock. If Wafra Acquisition Fund 14, L.P. sells all of those shares in the offering, Wafra Acquisition Fund 14, L.P. will beneficially own 1,388,349 shares of our common stock after this offering, or 8.1% of the shares of our common stock outstanding. The general partner of Wafra Acquisition Fund 14, L.P. is Wafra Partners, L.P.

The general partner of Wafra Partners, L.P. is Wafra Partners, Inc. This shareholder is an affiliate of a registered broker-dealer. The shares owned by this shareholder were purchased in the ordinary course of business. At the time of the purchase of the securities being resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Voting and investment power over the shares beneficially owned by Wafra Acquisition Fund 14, L.P. is exercised by Peter Petrillo. The address of Wafra Acquisition Fund 14, L.P. is 345 Park Avenue, 41st Floor, New York, New York 10154.

(3)	The general partner of Westbury Equity Partners SBIC, L.P. is Westbury SBIC, Inc. Joseph G. Fogg, III is the sole shareholder of Westbury SBIC, Inc. The address of Westbury Equity Partners SBIC, L.P. is 1400 Old Country Road, Suite 313, Westbury, New York 11590.
(4)	Includes options to purchase 8,720 shares held by Mr. Parker that may be exercised within 60 days of June 3, 2005.
(5)	If the underwriters exercise their over-allotment option in full, JMH Partners Corp. will be permitted to sell up to 5,703 shares of our common stock. If JMH Partners Corp. sells all of those shares in the offering, JMH Partners Corp. will beneficially own 188,935 shares of our common stock after this offering, or 1.1% of the shares of our common stock outstanding. JMH Partners Corp. is a wholly owned subsidiary of JM Huber Corporation. Voting and investment power over the shares beneficially owned by JMH Partners Corp. is shared by Michael Marberry and Lane Silverman. The address of JMH Partners Corp. is 333 Thornhall Street, Edison, New Jersey 08837.
(6)	If the underwriters exercise their over-allotment option in full, Shad Run Investments, L.P. will be permitted to sell up to 4,277 shares of our common stock. If Shad Run Investment L.P. sells all of those shares in the offering, Shad Run Investment L.P. will beneficially own 141,759 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. The general partner of Shad Run Investments, L.P. is Shad Run Investments, Inc. Voting and investment power over the shares beneficially owned by Shad Run Investments, L.P. is shared by Sara M. Hendrickson and John J. Hendrickson. The address of Shad Run Investments, L.P. is 3512 Clay Street, San Francisco, California 94118.
(7)	If the underwriters exercise their over-allotment option in full, Mr. Langer will be permitted to sell up to 285 shares of our common stock. If Mr. Langer sells all of those shares in the offering, Mr. Langer will beneficially own 9,450 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Langer’s address is Strawberry Lane, Irvington, New York 10533.
(8)	If the underwriters exercise their over-allotment option in full, Southfield Communications LLC will be permitted to sell up to 855 shares of our common stock. If Southfield Communications LLC sells all of those shares in the offering, Southfield Communications LLC will beneficially own 28,352 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Voting and investment power over the shares beneficially owned by Southfield Communications LLC is shared by Peter G. Schiff and Henry T. Wilson. The address of Southfield Communications LLC is c/o Northwood Ventures LLC, 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.
(9)	If the underwriters exercise their over-allotment option in full, C. Meade Sutterfield will be permitted to sell up to 285 shares of our common stock. If Mr. Sutterfield sells all of those shares in the offering, Mr. Sutterfield will beneficially own 9,450 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Sutterfield’s address is 5730 Winterthur Lane, Atlanta, Georgia 30328.
(10)	If the underwriters exercise their over-allotment option in full, Mr. Sulick will be permitted to sell up to 143 shares of our common stock. If Mr. Sulick sells all of those shares in the offering, Mr. Sulick will beneficially own 4,725 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Sulick’s address is 3295 Fort Charles Drive, Naples, Florida 34102.
(11)	If the underwriters exercise their over-allotment option in full, Ms. Sulick will be permitted to sell up to 143 shares of our common stock. If Ms. Sulick sells all of those shares in the offering, Ms. Sulick will beneficially own 4,725 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Ms. Sulick’s address is 3295 Fort Charles Drive, Naples, Florida 34102.
(12)

Includes 80,680 shares issuable upon exercise of warrants held by Mr. Shattan, 4,888 shares of our common stock upon the exercise of warrants held by The Shattan Group, LLC of 2,920 shares of common stock held by Mr. Shattan for the benefit of Cecily Shattan and 2,920 shares of our common stock held by Mr. Shattan for the benefit of Ward Shattan. If the underwriters exercise their over-allotment option in full, Mr. Shattan will be permitted to sell up to 171 shares of our common stock. If Mr. Shattan sells all of those shares of common stock, Mr. Shattan will beneficially own 91,237 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Shattan’s address is 930 Park Avenue, #3N, New York, New York 10028.

(13)	Includes 51,080 shares issuable upon exercise of warrants held by Mr. Mendel, 4,888 shares of our common stock issuable upon the exercise of warrants held by The Shattan Group, LLC, 2,433 shares of our common stock held by Nancy Mandel for the benefit of Erica Mendel and 2,433 shares of our common stock held by Nancy Mendel for the benefit of David Mendel. If the underwriters exercise their over-allotment option in full, Mr. Mendel will be permitted to sell up to 143 shares of our common stock. If Mr. Mendel sells all of those shares in the offering, Mr. Mendel will beneficially own 60,691 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Mendel’s address is 354 Hartshorn Drive, Short Hills, New Jersey 07078.
(14)	If the underwriters exercise their over-allotment option in full, Mr. Fechtmeyer will be permitted to sell up to 143 shares of our common stock. If Mr. Mendel sells all of those shares in the offering, Mr. Fechtmeyer will beneficially own 37,685 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Fechtmeyer’s address is c/o Cave Creek Capital Management LLC, 7702 E. Doubletree Ranch Road, Suite 300, Scottsdale, Arizona 85258.
(15)	If the underwriters exercise their over-allotment option in full, Mr. Beale will be permitted to sell up to 285 shares of our common stock. If Mr. Beale sells all of those shares in this offering, Mr. Beale will beneficially own 9,450 shares of our common stock after this offering, or less than 1% of the shares of our common stock outstanding. Mr. Beale’s address is 3230 Hewlett Avenue, Merrick, New York 11566.
(16)	Includes options to purchase 27,400 shares of our common stock held by Mr. Karsan that may be exercised within 60 days of June 3, 2005.
(17)	Includes options to purchase 17,800 shares of our common stock held by Mr. Clark that may be exercised within 60 days of June 3, 2005, including options to purchase 3,200 shares of our common stock held by his wife, Sandra Chack, of which Mr. Clark disclaims any beneficiary ownership.
(18)	Includes options to purchase 17,096 shares of our common stock held by Mr. Kanter that may be exercised within 60 days of June 3, 2005.
(19)	Includes options to purchase 71,000 shares of our common stock held by Mr. Volk that may be exercised within 60 days of June 3, 2005. All of the shares owned by Mr. Volk are held jointly with his wife, Susan Volk.
(20)	Includes options to purchase 15,496 shares of our common stock held by Mr. Erickson that may be exercised within 60 days of June 3, 2005.
(21)	Includes options to purchase 12,000 shares of our common stock held by Mr. Abelson that may be exercised within 60 days of June 3, 2005 and options to purchase 10,000 shares of our common stock that will be granted contingent upon the completion of this offering and become immediately exercisable thereafter.
(22)	Includes options to purchase 12,000 shares of our common stock held by Mr. Konen that may be exercised within 60 days of June 3, 2005 and options to purchase 10,000 shares of our common stock that will be granted contingent upon the completion of this offering and become immediately exercisable thereafter.
(23)	Includes options to purchase 10,000 shares of our common stock held by Mr. Nies that will be granted contingent upon the completion of this offering and become immediately exercisable thereafter.
(24)	Includes options to purchase 10,000 shares of our common stock held by Mr. Pinola that will be granted contingent upon the completion of this offering and become immediately exercisable thereafter.
(25)	Mr. Rutherford is a principal member of Parthenon Investment Partners, LLC and a general partner of PCIP Investors.
(26)	Includes options to purchase 218,522 shares of common stock that may be exercised within 60 days of June 3, 2005 and options to purchase 40,000 shares of common stock will be granted contingent upon the completion of this offering and will become exercisable within 60 days thereafter.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated articles of incorporation will authorize the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors.

As of June 3, 2005, we had outstanding:

•	5,160,730 shares of class A common stock held by 49 shareholders;

•	54,479 shares of class B common stock held by 15 shareholders;

•	1,526,813 shares of class C common stock outstanding held by 4 shareholders;

•	29,953 shares of series A preferred stock held by 4 shareholders; and

•	12,042 shares of series B preferred stock held by 15 shareholders.

Prior to the completion of this offering, all of the outstanding shares of class A common stock will be reclassified as “common stock” and a 0.8-for-1 reverse stock split will be effected on our common stock. Upon the completion of this offering, we will redeem all of the outstanding shares of series A preferred stock for a combination of approximately $28.6 million in cash and 963,643 shares of our common stock (assuming an initial offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million) and will redeem all of the outstanding shares of our series B preferred stock for a combination of approximately $11.4 million in cash and 628,076 shares of our common stock (assuming an initial offering price of $15.00 per share and that the total offering price of our common stock sold by us in this offering does not exceed $75 million). All of the outstanding shares of our class B common stock and class C common stock will convert into 2,179,152 and 2,100,060 shares of our common stock, respectively. Accordingly, upon completion of this offering, we will have 16,427,856 shares of common stock issued and outstanding, and no shares of class A common stock, class B common stock, class C common stock, series A preferred stock or series B preferred stock will be issued or outstanding.

The following is qualified in its entirety by reference to our articles of incorporation and our bylaws, each of which will be in effect upon completion of this offering, and by the provisions of applicable law. A copy of our articles of incorporation and bylaws are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. Holders of common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes.

No preemptive rights, liquidation rights or sinking fund provisions apply to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

Our board of directors has the authority, without action by our shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in our control without further action by the shareholders.

Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Options to Purchase Common Stock

As of June 3, 2005, there were outstanding options to purchase a total of 802,051 shares of our common stock, at a weighted average exercise price of $10.28 per share, of which 619,651 were exercisable on such date. We have an additional 1,347,589 shares of our common stock reserved for issuance under our 2000 Stock Option Plan. In addition, upon the completion of this offering, we will grant options for 630,900 shares of our common stock to our employees and non-employee directors. After this offering, 4,842,910 shares of our common stock will be available for issuance under our 2005 Equity Incentive Plan, including shares remaining available for grant under our 2000 Stock Option Plan and shares underlying any existing grants under our 2000 Stock Option Plan that are forfeited. Because we intend to file a registration statement on Form S-8 as soon as practicable following the completion of this offering, any shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into with the underwriters. For more information, see “Management” and “Shares Eligible for Future Sale.”

Warrants to Purchase Common Stock

As of June 3, 2005, there were warrants to purchase a total of 794,142 shares of our common stock outstanding, at a weighted average exercise price of $17.54 per share, not including warrants exercisable for 396,195 shares of our common stock held by our management which will terminate upon the completion of this offering pursuant to an agreement with these holders.

Registration Rights

Pursuant to the terms of a second amended and restated registration rights agreement, Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P., Westbury Equity Partners SBIC, L.P., JMH Partners Corp., Shad Run Investments, L.P., The Shattan Group, LLC, Thomas S. Shattan, Gregory E. Mendel, G. Kevin Fechtmeyer, Alan Langer, Southfield Communications LLC, C. Meade Sutterfield, Peter Sulick, Margaret Sulick, David W. Beale, Cecily Shattan, Ward Shattan, Erica Mendel, David Mendel, James Mattutat and Andrew Arno, who will collectively hold 43.8% of our common stock outstanding after the completion of this offering, will be entitled to certain rights with respect to the registration of their shares under the Securities Act of our common stock issued upon the conversion of our class B common stock and class C common stock, the redemption of their shares of our series A preferred stock and series B preferred stock and upon the exercise of warrants for our common stock. The second amended and restated registration rights agreement provides that if we determine to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to written notice of the registration and are entitled to include their shares of our common stock. In addition, Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P. and Westbury Equity Partners SBIC, L.P. may demand us to use all commercially reasonable efforts to effect the registration of their shares of our common stock on up to two occasions. We are required to use our best efforts to qualify for registration on Form S-3, and if we so qualify, certain holders of registration rights shall each have unlimited rights to request registrations on Form S-3. All of these registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares included in an offering. We are required to pay all registration expenses except any underwriting discounts and applicable selling commissions and any expenses related to registrations on Form S-3. All holders of registration rights have waived their rights to the registration of their shares in this offering.

Indemnification and Limitation of Director and Officer Liability

Our bylaws limit or eliminate the liability of our directors to us or our shareholders for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by the Pennsylvania Business Corporation Law of 1988. In general, the Pennsylvania Business Corporation Law of 1988 provides that our restated bylaws may not limit or eliminate the liability of our directors for any breach or failure to perform their duties as directors if such breach or failure constitutes self-dealing, willful misconduct or recklessness.

Our bylaws also include provisions for indemnification of our directors and officers to the fullest extent permitted by the Pennsylvania Business Corporation Law. We intend to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

In addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we also intend to enter into agreements to indemnify our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

In so far as indemnification for liability arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation, Our Bylaws and Pennsylvania Law

Our amended and restated articles of incorporation and amended and restated bylaws as well as laws of the Commonwealth of Pennsylvania contain various provisions intended to promote stability of our shareholder base and render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, executive officers and employees and adversely affect the independence and integrity of our business. A summary of these provisions of our articles of incorporation and bylaws, each as in effect upon the completion of this offering, and Pennsylvania law is set forth below.

Classified Board; Removal of Directors. Pursuant to our articles of incorporation, the number of directors on our board of directors shall not be less than one or greater than nine as determined by a majority vote of our board of directors. The directors will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by our shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the annual meeting of shareholders in 2006, 2007 and 2008. After the expiration of the terms of the initial classified board of directors, the terms of the successors of each of the three classes of directors will expire three years from the year of their respective election. See “Management—Classified Board of Directors.”

Our bylaws provide that except as otherwise provided for or fixed by or pursuant to an amendment to the bylaws setting forth the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of holders of any preferred stock, any director may be removed from office only for cause as determined by a majority of directors then in office by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

These provisions of our bylaws would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Special Shareholders’ Meetings and Right to Act by Written Consent. Our bylaws provide that a special meeting of shareholders may be called only by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. Our shareholders are not generally permitted to call, or to require that the board of directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. Our bylaws provide that any action of shareholders may be taken only at a meeting of the shareholders or a class of shareholders and may not be taken without a meeting through the execution of a consent or consents thereto by the shareholders.

Procedures for Shareholder Nominations and Proposals. Our bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors and to propose any new business at any annual meeting. With respect to shareholder nominations and proposals, only persons nominated in accordance with this procedure are eligible to serve as directors, and only business brought before the annual meeting in accordance with this procedure may be conducted at the annual meeting. Under this procedure, notice of shareholder nominations and proposals for new business at the annual meeting must be received by our secretary not later than 60 days nor earlier than 90 days before the first anniversary of the previous year’s annual meeting; provided, however, that if the annual meeting date is more than 30 days before or more than 60 days after the anniversary date, notice must be received no more than 90 days before or later than the later of 60 days before the annual meeting date or the 15th day following the day on which we first publicly announced the annual meeting. For nominations and proposals for any special meetings, our bylaws require notice not more than 90 days nor less than 60 days before the special meeting or the 15th day following the day on which we first publicly announced the special meeting. Our bylaws provide that notice to our secretary with respect to any shareholder nomination or proposal must include certain information regarding the nominee, the proposal and the shareholder nominating a director or proposing business.

By requiring advance notice of nominations by our shareholders, this procedure will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, this shareholder notice procedure will provide a more orderly procedure for conducting annual meetings of our shareholders and, to the extent deemed necessary or desirable by our board of directors, will provide our board of directors with an opportunity to inform our shareholders, prior to such meetings, of the board of directors’ position regarding action to be taken with respect to such business, so that our shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

Although our bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, our Chairman of the board of directors has the power to determine compliance with the shareholder notice procedure described above. Our bylaws also may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by The Nasdaq Stock Market. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

Amendment of Our Articles of Incorporation and Bylaws. Our articles of incorporation provide that, unless previously approved by our board of directors, the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

•	amend or repeal the provisions of our articles of incorporation with respect to the election of directors;

•	adopt any provision inconsistent with such provisions; and

•	amend or repeal the provisions of our articles of incorporation with respect to amendments to our articles of incorporation.

In addition, our bylaws provide that the amendment or repeal by our shareholders of any bylaws made by our board of directors would require the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors.

Pennsylvania Anti-Takeover Law. We are subject to the following anti-takeover provisions under Pennsylvania law.

Subchapter F of the Pennsylvania Business Corporation Law generally prohibits a “business combination” with a shareholder or group of shareholders (and affiliates and associates of such shareholders) who beneficially own(s) at least 20% of the voting power of a public corporation (an “interested shareholder”) for a five-year period following the date on which the holder became an interested shareholder unless this business combination or the acquisition by the shareholder or group of shareholders of at least 20% of the voting power of the corporation is approved in advance by our board of directors or approved by certain majority of those shareholders who are not an interested shareholder nor affiliates or associates thereof. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•	the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

Nasdaq National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “KNXA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc. Its address is 44 W. Lancaster Avenue, Ardmore, PA 19003, and its telephone number is (610) 649-7300.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Some shares will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after any of these restrictions on sale lapse could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future.

Upon the completion of this offering, 16,427,856 shares of our common stock will be outstanding. The information provided in this section is based on an assumed initial public offering price of $15.00 per share. If the underwriters exercise their over-allotment option in full, 16,802,856 shares of our common stock will be outstanding. All shares of common stock sold in this offering, other than shares sold in our directed share program, will be freely tradable, without restriction or registration under the Securities Act unless they are purchased by our “affiliates” as that term is defined in Rule 184 under the Securities Act or by persons who are subject to the lock-up agreements described below, which shares will be subject to the terms of such lock-up agreements. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

As a result of contractual lock-up agreements with us or the underwriters as described below, and subject to the provisions of Rules 144, 144(k) and 701 described below, these securities will be available for sale in the public market as follows:

Eligibility of Restricted Shares For Sale in Public Market

Days after Date of this Prospectus	Shares Eligible for Sale	Comment
Upon completion of offering	495,298	Shares not locked up and eligible for sale under Rule 144

90 days	0	Shares not locked up and eligible for sale under Rule 144

180 days	10,932,558	Lock-up terminates (unless extended); shares eligible for sale under Rule 144 and Rule 701

Some of the shares in the table above, including shares held by executive officers and directors, listed as not being saleable until 180 days after the date of this prospectus may become saleable at a sooner date, as described under “Lock-up Agreements” below.

Lock-Up Agreements

We and our directors, officers and shareholders, holding in the aggregate 10,932,558 shares of our common stock outstanding before this offering, have entered into contractual lock-up agreements with SG Cowen & Co., LLC, pursuant to which they have agreed that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge or contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of SG Cowen & Co., LLC. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 of the 180 days or if, prior to the expiration of the 180 days, we announce that we will release earnings results during the 16-day period beginning on the 180th day, the restrictions imposed by the lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares. SG Cowen & Co., LLC may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares from the restrictions contained in any such lock-up agreements. In addition to the lock-up agreements with the underwriters described above, all of the holders of options subject to the terms of our 2000 Stock Option Plan are restricted from selling any of our common stock issuable upon exercise of such options for a period of 180 days after the date of this prospectus. See the description of lock-up agreements in the “Underwriting” section of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal 164,279 shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 2000 Stock Option Plan or our 2005 Equity Incentive Plan may be resold, to the extent not subject to lock-up agreements:

•	by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•	by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of June 3, 2005, options to purchase a total of 802,051 shares of our common stock were outstanding.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 2000 Stock Option Plan, our 2005 Equity Incentive Plan and stock option agreements entered into by us and certain of our employees before the adoption of the 2000 Stock Option Plan. These registration statements are expected to be filed and become effective as soon as practicable after the effective date of this offering. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to the lock-up agreements and, if applicable, to Rule 144 limitations applicable to affiliates.

Registration Rights

After this offering, and subject to the lock-up agreements, Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P., Westbury Equity Partners SBIC, L.P., JMH Partners Corp., Shad Run Investments, L.P., The Shattan Group, LLC, Thomas S. Shattan, Gregory E. Mendel, G. Kevin Fechtmeyer, Alan Langer, Southfield Communications LLC, C. Meade Sutterfield, Peter Sulick, Margaret Sulick, David W. Beale, Cecily Shattan, Ward Shattan, Erica Mendel, David Mendel, James Mattutat and Andrew Arno, who will collectively hold 43.8% of our common stock outstanding after the completion of this offering, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock—Registration Rights.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of shares of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend on the status of the partner or other owner and the activities of the partnership or other entity. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their shares of our common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-US. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of shares of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of shares of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. federal income tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits for U.S. federal income tax purposes, they will constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock.

To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to (1) provide us with an IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty, or (2) if common stock is held through foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special rules determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity and additional certification of benefits may be required.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable treaty so provides, the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) if an IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net basis, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances. at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If the Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to a tax treaty, such Holder may obtain a refund of any excess amounts withheld on the payment of a dividend if such Holder files an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of shares of our common stock unless: (1) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (2) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States; (3) in the case of Non-U.S. Holders who are nonresident alien individuals and hold shares of our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (4) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or (5) we are or have been a “United States real property holding corporation” within the meaning of Internal Revenue Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than 5% of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder’s holding period; and (b) our common stock is regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (1) or (2) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) or (2) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may he specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (3) above, you may be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of distributions paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

U.S. information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status on an IRS Form W-8BEN, or other applicable form, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through a non-U.S. office of a broker that is (1) a U.S. person. including a foreign branch of such person, (2) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) a “controlled foreign corporation” for U.S. federal income tax purposes, or (4) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, shares of our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

The preceding discussion of U.S. Federal tax considerations is for general information only. It is not tax advice. Each prospective holder should consult its own tax advisor regarding the particular U.S. Federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of shares of our common stock.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Name	Number of Shares
SG Cowen & Co., LLC
Needham & Company, LLC
JMP Securities LLC

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We and the selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 375,000 shares from us and 375,000 shares of common stock from the selling shareholders at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase the additional shares of common stock in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders and the proceeds, before expenses, payable to us and the selling shareholders.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the selling shareholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Other then with respect to 375,000 shares to be sold by the selling shareholders if the underwriters exercise their over-allotment option in full, our directors, executive officers and the holders of greater than 95% of our common stock outstanding immediately prior to this offering, and giving effect to the issuance of shares described under “Redemption and Conversion Transactions,” have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of 180-day lock-up period or if, prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice release all or any portion of the shares from the restrictions in any such agreements. We have entered into a similar agreement with the underwriters. There are no agreements between SG Cowen & Co., LLC and any of our shareholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day lock-up period. In considering any request to release shares subject to a lock-up agreement, SG Cowen & Co., LLC will consider the facts and circumstances relating to a request at the time of the request, which may include, among other factors, the shareholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at that time. In addition to the underwriter lock-up agreements described above, all of the holders of options subject to the terms of our 2000 Stock Option Plan are restricted from selling any of our common stock issuable upon exercise of such options for a period of 180 days after the date of this prospectus.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock being offered for sale to our business associates, our employees, friends and family members of our employees. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for purchases of shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. The various factors to be considered in these negotiations include prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

The underwriters may, from time to time, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York. Barry M. Abelson, a partner in Pepper Hamilton LLP and one of our directors since 2000, holds options to purchase 22,000 shares of our common stock (including an option to purchase 10,000 shares contingent upon the completion of this offering). Pepper Hamilton LLP has provided legal services to us since 1997.

EXPERTS

The financial statements and schedule included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20002, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (610) 971-9171 or by mail to: Kenexa Corporation, 650 East Swedesford Road, Wayne, Pennsylvania 19087, Attention: Investor Relations.

We maintain an Internet website at http://www.kenexa.com (which is not intended to be an active hyperlink in this prospectus). The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

Upon closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of Kenexa Corporation

Wayne, Pennsylvania

We have audited the accompanying consolidated balance sheets of Kenexa Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenexa Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, as of July 1, 2003.

BDO Seidman, LLP

Philadelphia, PA

March 2, 2005, except for Note 14, which is as of April 8, 2005 and May 27, 2005

Kenexa Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Assets

Current assets
Cash and cash equivalents	$3,078,479	$9,494,224	$9,155,869
Accounts receivable, net of allowance for doubtful accounts of $813,461, $287,736 and $427,673	6,574,458	7,948,496	7,899,620
Unbilled receivables	838,505	541,187	655,367
Deferred income taxes	—	1,022,800	1,022,800
Prepaid expenses and other current assets	958,766	1,344,733	1,399,736

Total current assets	11,450,208	20,351,440	20,133,392
Property and equipment, net of accumulated depreciation	3,188,286	2,469,400	2,432,079
Software, net of accumulated depreciation	1,415,626	1,206,457	1,006,993
Goodwill	8,533,874	8,533,874	8,533,874
Intangible assets, net of accumulated amortization	45,674	52,420	51,683
Deferred financing costs, net of accumulated amortization	203,571	126,443	117,487
Other assets	472,017	548,459	694,189

Total assets	$25,309,256	$33,288,493	$32,969,697

Kenexa Corporation and Subsidiaries

Consolidated Balance Sheets—(Continued)

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Liabilities and Shareholders’ Deficiency

Current liabilities
Accounts payable	$1,267,313	$1,664,291	$991,130
Line of credit	1,557,852	—	—
Commissions payable	486,650	569,482	705,953
Other accrued liabilities	1,708,653	1,377,363	1,383,549
Accrued compensation and benefits	1,270,715	3,487,040	3,551,082
Unearned revenue	3,260,175	6,649,852	5,571,783
Capital lease obligations	292,253	199,496	163,474

Total current liabilities	9,843,611	13,947,524	12,366,971

Capital lease obligations, less current portion	146,695	276,524	237,047
Other liabilities	178,161	100,693	139,467
Shares subject to mandatory redemption
Series A preferred stock, stated value $1,000; 30,000 shares authorized; 29,953 shares outstanding; redemption value of $41,561,071, $45,601,127, and $51,896,699 respectively	35,470,947	41,726,580	48,594,492
Series B preferred stock, stated value $1,000; 12,042 shares authorized and outstanding; redemption value of $18,616,672, $19,471,761, and $20,804,739 respectively	15,047,989	17,177,954	18,844,202

Total liabilities	60,687,403	73,229,275	80,182,179

Commitments and contingencies
Redeemable class B common stock, par value $0.01; 200,000 shares authorized; 54,479 shares issued and outstanding	3,746,522	5,291,056	7,448,090
Redeemable class C common stock, par value $0.01; 2,000,000 shares authorized; 1,526,813 shares issued and outstanding	5,095,975	4,571,075	5,210,684

Shareholders’ deficiency
Preferred stock, par value $0.01; 100,000 shares authorized; no shares issued or outstanding	—	—	—
Class A common stock, $0.01 par value; 100,000,000 shares authorized; 7,982,628 shares issued	79,826	79,826	79,826
Additional paid-in capital	4,701,472	3,681,838	885,195
Notes receivable for class A common stock	(531,024)	(519,253)	(368,554)
Treasury stock, shares class A common stock, 1,948,794, 2,410,138, and 2,821,843 respectively, at cost	(8,195,272)	(8,771,952)	(9,286,669)
Accumulated other comprehensive (loss) income	(547)	94,644	89,055
Accumulated deficit	(40,275,099)	(44,368,016)	(51,270,109)

Total shareholders’ deficiency	(44,220,644)	(49,802,913)	(59,871,256)
Total liabilities and shareholders’ deficiency	$25,309,256	$33,288,493	$32,969,697

See accompanying independent auditors’ report and notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Revenue
Subscription revenue	$22,749,417	$25,510,498	$36,348,298	$8,183,000	$10,870,822
Other revenue	9,684,673	8,480,013	9,952,205	1,836,517	3,461,105

Total revenue	32,434,090	33,990,511	46,300,503	10,019,517	14,331,927

Cost of revenue (exclusive of depreciation, shown separately below)	8,388,038	8,767,283	12,229,761	2,304,061	4,059,696

Gross profit	24,046,052	25,223,228	34,070,742	7,715,456	10,272,231

Operating expenses:
Sales and marketing	11,088,457	10,469,884	13,350,760	3,306,330	3,603,324
General and administrative	8,683,720	7,481,462	10,242,882	2,209,324	3,313,321
Research and development	2,981,898	3,463,171	4,271,469	926,483	1,119,971
Depreciation and amortization	2,640,235	2,719,986	2,476,044	606,702	551,420

Total operating expenses	25,394,310	24,134,503	30,341,155	7,048,839	8,588,036

(Loss) income from continuing operations before income taxes and interest expense	(1,348,258)	1,088,725	3,729,587	666,617	1,684,195

Interest expense	422,633	352,450	159,551	47,968	11,923

Interest on mandatory redeemable shares	—	1,667,351	8,385,598	2,068,185	8,534,252

Loss from continuing operations before income tax	(1,770,891)	(931,076)	(4,815,562)	(1,449,536)	(6,861,980)

Income tax (benefit) expense on continuing operations	(83,878)	33,188	(722,645)	1,953	40,159

Loss from continuing operations	(1,687,013)	(964,264)	(4,092,917)	(1,451,489)	(6,902,139)

Income from discontinued operations net of tax expense of $188,554 and $10,005 and zero and zero	282,831	15,007	—	—	—

Net loss before cumulative effect of change in accounting principle	$(1,404,182)	$(949,257)	$(4,092,917)	(1,451,489)	(6,902,139)

Cumulative effect of change in accounting principle	—	11,233,392	—	—	—

Net loss	$(1,404,182)	$(12,182,649)	$(4,092,917)	(1,451,489)	(6,902,139)

Accretion of redeemable class B common shares and class C common shares	(3,609,210)	(3,443,136)	1,019,634	254,909	(2,796,643)

Accretion of series A preferred shares and series B preferred shares	132,503	871,852	—	—	—

Accrued dividends on series A preferred shares and series B preferred shares	3,043,367	1,585,958	—	—	—

Net loss available to common shareholders	$(970,842)	$(11,197,323)	$(5,112,551)	$(1,706,398)	$(9,698,782)

Basic and diluted loss per share:
Net loss from continuing operations	$(0.21)	$(0.00)	$(0.85)	$(0.28)	$(1.74)
Net income from discontinued operations	0.05	0.00	—	—	—
Net loss from cumulative effect of change in accounting principle	—	(1.86)	—	—	—

Net loss per share available to common shareholders	$(0.16)	$(1.86)	$(0.85)	$(0.28)	$(1.74)

Weighted average shares used to compute net loss available to common shareholders per common share—basic and diluted	6,054,383	6,033,834	5,995,389	6,033,834	5,572,490

See accompanying independent auditors’ report and notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Deficiency

					Shareholder’s Deficit
	Common Stock Redeemable		Redeemable Participating Preferred Stock Class A		Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated other comprehensive (Loss) Income	Treasury Stock	Note Receivable Common Stock	Total Stockholder’ Equity	Comprehensive (Loss) Income
	Class B	Class C	Series A	Series B
Balance, December 31, 2001	$6,714,079	$9,180,764	$21,089,522	$10,894,992	$79,826	$3,128,027	$(26,688,268)	$(38,578)	$(7,982,830)	$(721,744)	$(32,223,567)	—

Payments received on notes receivable for class A common stock	—	—	—	—	—	—	—	—	—	31,942	31,942	—
Class A common stock repurchases and note cancellations	—	—	—	—	—	—	—	—	(212,442)	156,823	(55,619)	—
Settlement with former shareholder	—	—	—	—	—	154,779	—	—	—	—	154,779	—

Accretion of mandatory redeemable preferred and common stock to redemption values	(1,513,133)	(2,096,077)	368,474	(235,972)	—	3,476,707	—	—	—	—	3,476,707	—
Accrued dividends	—	—	1,961,837	1,081,530	—	(3,043,367)	—	—	—	—	(3,043,367)	—

Gain on currency exchange	—	—	—	—	—	—	—	13,717	—	—	13,717	13,717

Net loss	—	—	—	—	—	—	(1,404,182)	—	—	—	(1,404,182)	(1,404,182)

Balance, December 31, 2002	$5,200,946	$7,084,687	23,419,833	11,740,550	$79,826	$3,716,146	$(28,092,450)	$(24,861)	$(8,195,272)	$(532,979)	$(33,049,590)	$(1,390,465)

Payments received on notes receivable for class A common stock	—	—	—	—	—	—	—	—	—	1,955	1,955	—
Accretion of mandatory redeemable preferred and common stock to redemption values	(1,454,424)	(1,988,712)	695,579	176,273	—	2,571,284	—	—	—	—	2,571,284	—
Accrued dividends	—	—	1,016,508	569,450	—	(1,585,958)	—	—	—	—	(1,585,958)	—
Gain on currency exchange	—	—	—	—	—	—	—	24,314	—	—	24,314	24,314
Cumulative effect of change in accounting principles	—	—	9,274,187	1,959,205	—	—	—	—	—	—	—	—
Interest on preferred shares	—	—	1,064,840	602,511	—	—	—	—	—	—	—	—
Net (loss)	—	—	—	—	—	—	(12,182,649)	—	—	—	(12,182,649)	(12,182,649)

Balance, December 31, 2003	$3,746,522	$5,095,975	$35,470,947	$15,047,989	$79,826	$4,701,472	$(40,275,099)	$(547)	$(8,195,272)	$(531,024)	$(44,220,644)	$(12,158,335)

Stock repurchase	—	—	—	—	—	—	—	—	(576,680)	—	(576,680)	—
Payments received on notes receivable for class A common stock	—	—	—	—	—	—	—	—	—	11,771	11,771	—
Accretion of common stock to redemption values	1,544,534	(524,900)	—	—	—	(1,019,634)	—	—	—	—	(1,019,634)	—
Interest on preferred shares	—	—	6,255,633	2,129,965	—	—	—	—	—	—	—	—
Gain on currency exchange	—	—	—	—	—	—	—	95,191	—	—	95,191	95,191
Net (loss)	—	—	—	—	—	—	(4,092,917)	—	—	—	(4,092,917)	(3,865,817)

Balance, December 31, 2004	$5,291,056	$4,571,075	$41,726,580	$17,177,954	$79,826	$3,681,838	$(44,368,016)	$94,644	$(8,771,952)	$(519,253)	$(49,802,913)	$(3,770,626)

Accretion	2,157,034	639,609	6,301,904	1,336,436	—	(2,796,643)	—	—	—	—	(2,796,643)	—
Stock Repurchase	—	—	—	—	—	—	—	—	(514,712)	—	(514,712)	—
Cash rec. on Notes rec.	—	—	—	—	—	—	—	—	—	150,699	150,699	—
Accrued Dividends	—	—	566,008	329,812	—	—	—	—	—	—	—	—
Loss on Currency Exchange	—	—	—	—	—	—	46	(5,589)	(5)		(5,548)	(5,548)
Net Loss	—	—	—	—	—	—	(6,902,139)	—	—	—	(6,902,139)	(6,902,139)

Balance at 3/31/05 (unaudited)	$7,448,090	$5,210,684	$48,594,492	$18,844,202	$79,826	$885,195	$(51,270,109)	$89,055	$(9,286,669)	$(368,554)	$(59,871,256)	$(6,907,687)

See accompanying independent auditors’ report and notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,			Three Months ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Cash flows from operating activities
Net (loss) from continuing operations	$(1,687,013)	$(12,197,656)	$(4,092,917)	$(1,451,489)	$(6,902,139)
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	2,393,393	2,720,048	2,545,363	606,702	562,395
Amortization of deferred financing fees	103,420	131,686	82,548	20,674	21,456
Bad debt expense	2,221,014	3,133,458	432,237	191,500	33,963
Accrued interest on mandatory redeemable preferred stock	—	1,667,351	8,385,598	2,068,185	8,534,160
Adjustment for effect of change in accounting	—	11,233,392	—	—	—
Imputed and accrued interest	48,446	3,046	(5,420)	—	—
Deferred taxes	90,596	—	(1,022,800)	—	—
Changes in assets and liabilities
Accounts and unbilled receivables	(2,063,676)	(3,395,337)	(1,508,956)	(587,673)	(104,856)
Prepaid expenses and other current assets	(66,295)	(78,832)	(385,967)	(63,866)	(55,003)
Income taxes receivable	40,687	28,925	—	—	—
Other assets	23,268	33,969	18,752	(3,265)	14,960
Accounts payable	194,877	(558,836)	323,282	(183,158)	(598,443)
Accrued compensation and other accrued liabilities	(150,157)	632,453	1,885,035	(486,757)	146,165
Commissions payable	(274,173)	11,240	82,832	104,980	136,471
Unearned revenue	608,720	683,319	3,389,677	(37,616)	(1,078,069)
Other liabilities	(8,531)	(11,239)	(78,310)	10,129	38,865

Cash provided by continuing operations	1,474,576	4,036,987	10,050,954	188,346	749,925
Cash provided by (used in) discontinued operations	557,153	(714,908)	—	—	—

Net cash provided by operating activities	2,031,729	3,322,079	10,050,954	188,346	749,925

Cash flows from investing activities
Purchases of property and equipment	(1,725,753)	(781,188)	(1,159,487)	(444,824)	(328,568)
Cash paid for intangible assets	(28,439)	—	(18,108)	—	—

Cash used in investing for continuing operations	(1,754,192)	(781,188)	(1,177,595)	(444,824)	(328,568)
Cash provided by investing for discontinued operations	—	3,000,000	—	—	—

Net cash (used in) provided by investing activities	(1,754,192)	2,218,812	(1,177,595)	(444,824)	(328,568)

Kenexa Corporation and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

	Year ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Cash flows from financing activities
Net borrowings (repayments) under line of credit agreement	$495,221	$(1,486,701)	$(1,557,852)	$(1,557,852)	—
Repayments of notes payable	(707,251)	(714,539)	—	—	—
Repurchase of common shares	—	—	(576,680)	—	(514,712)
Collections of notes receivable	31,942	1,955	11,771	—	—
IPO Costs	—	—	—	—	(157,000)
Deferred financing costs	—	(234,754)	—	(5,570)	(12,500)
Repayments of capital lease obligations	(442,793)	(438,738)	(334,853)	(98,683)	(75,500)

Net used in financing activities	(622,881)	(2,872,777)	(2,457,614)	(1,662,105)	(759,712)

Net (decrease) increase in cash and cash equivalents	(345,344)	2,668,114	6,415,745	(1,918,583)	(338,355)

Cash and cash equivalents at beginning of year	755,709	410,365	3,078,479	3,078,479	9,494,224

Cash and cash equivalents at end of year	$410,365	$3,078,479	$9,494,224	$1,159,896	$9,155,869

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$389,158	$250,707	$95,614	$52,133	$20,387

Income taxes	$7,952	$(9,162)	$202,603	$74,513	$90,150

Noncash investing and financing activities
Capital lease obligations	$309,060	$369,778	$372,767	$—	$—
Notes receivable cancelled in connection with defaults on loan repayment terms and due to termination of employment by shareholders prior to maturity of notes	156,823	—	—	—	—
Notes receivable exchanged for Class A common stock	55,619	—	—	—	—
Accretion of class B common stock and class C common stock to redemption value	(3,476,707)	(2,571,284)	1,019,634	254,909	2,796,643
Accretion of preferred stock to redemption value	132,502	871,852	—	—	—
Accrued dividends on preferred stock	3,043,367	1,585,958	—	—	—
Settlements with former shareholders	154,779	—	—	—	—
Cumulative effect of change in accounting principle	—	11,233,392	—	—	—

See accompanying independent auditors’ report and notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization

Kenexa Corporation, and its subsidiaries (collectively the “Company”), commenced operations in 1987 as a provider of recruiting services to a wide variety of industries. In 1993, the Company offered its first automated talent management system. Between 1994 and 1998, the Company acquired 15 businesses that enabled it to offer comprehensive human capital management, or HCM, services integrated with web-based technology.

The Company began its operations in 1987 under its predecessor companies, Insurance Services, Inc., or ISI, and International Holding Company, Inc., or IHC. In December 1999, the Company reorganized its corporate structure by merging ISI and IHC with and into Raymond Karsan Associates, Inc., or RKA, a Pennsylvania corporation and a wholly owned subsidiary of Raymond Karsan Holdings, Inc., or RKH, a Pennsylvania corporation. Each of RKA and RKH were newly created to consolidate the businesses of ISI and IHC. In April 2000, the Company changed its name to TalentPoint, Inc. and changed the name of RKA to TalentPoint Technologies, Inc. In November 2000, the Company changed its name to Kenexa Corporation, and changed the name of TalentPoint Technologies, Inc. to Kenexa Technology, Inc., or Kenexa Technology. Currently, Kenexa transacts business primarily through Kenexa Technology. The Company operates in one segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Kenexa and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with remaining maturities of three months or less at the time of purchase.

Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, deferred implementation costs, insurance and other current assets. Deferred implementation costs represent internal payroll and other costs incurred in connection with the customization of the sites associated with the internet hosting arrangements. These costs are deferred over the implementation period, typically three to four months, and are expensed ratably over the subscription period, typically one to three years. These amounts aggregated $477,982, $612,452 and $580,655 at December 31, 2003, 2004 and March 31, 2005, respectively. The current portion of these deferred costs of $451,764, $447,538 and $444,939 at December 31, 2003, 2004 and March 31, 2005, respectively, are included in other current assets and the noncurrent portion of $26,218, $164,914 and $135,716 at December 31, 2003, 2004 and March 31, 2005, respectively, are included in other assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital lease is stated at the lower of the fair market value at the date of acquisition or net present value of the minimum lease payments at inception of the lease. Depreciation and amortization are provided on the straight-line basis over the assets’ estimated useful lives or, if shorter, the lease terms for leasehold improvements. Estimated useful lives are generally 7 years for office furniture, 3 to 5 years for computer equipment and 3 to 5 years for software. Costs of maintenance and repairs are charged to expense as incurred. When property and equipment or leasehold improvements are sold or otherwise disposed of, the fixed asset account and related accumulated depreciation account are relieved and any gain or loss is included in operations. Costs of software not yet placed into service are accumulated as software in development. Upon placement into service, the costs of the assets are transferred to software.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. The Company also records an additional allowance based on certain percentages of aged receivables, which are determined based on historical experience and management’s assessment of the general financial conditions affecting the Company’s customer base. If actual collections experience changes, revisions to the allowance may be required. Activity in the allowance for doubtful accounts is as follows:

Year	Balance at January 1,	Charged Costs	Write Offs	Balance at December 31,	Balance at March 31, 2005
Three Months Ended March 31, 2005 (unaudited)	$287,736	$173,900	33,963	$—	$427,673
2004	813,461	(93,488)	432,237	287,736	—
2003	2,175,337	1,771,582	3,133,458	813,461	—
2002	712,416	3,683,935	2,221,014	2,175,337	—

Software Developed for Internal Use

In accordance with EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”, the Company applies AICPA Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, will be capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training cost are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal software in any of the periods covered in this audit report.

The Company capitalized internal-use software costs for the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2005 of $1,632,400, $677,132, $386,277 and $131,776, respectively. Amortization of capitalized internal-use software costs for the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2005 were $687,104, $841,120, $1,053,632 and $201,724, respectively.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), which superseded Accounting Board Opinion No. 17, Intangible Assets. Upon adoption of SFAS 142, the Company ceased amortization of existing goodwill and is required to review the carrying value of goodwill for impairment. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. This comparison is performed annually or more frequently if circumstances indicate that the carrying value may not be recoverable. The Company has reviewed the carrying values of goodwill of each business component by comparing the carrying values to the estimated fair values of the business components. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the respective business components and comparable company

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

multiples. These cash flows consider factors such as future operating income, historical trends, as well as demand and competition. Comparable company multiples are based upon public companies in sectors relevant to the Company’s business based on its knowledge of the industry. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. Management determined that the carrying values of its goodwill did not exceed the fair values and as a result believes that no impairment of goodwill existed at December 31, 2004.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 are as follows:

Balance as of January 1, 2003	$9,160,469
Goodwill related to discontinued operations	(626,595)

Balance as of December 31, 2003	$8,533,874
Goodwill	—

Balance as of December 31, 2004	$8,533,874
Goodwill	—
Balance March 31, 2005 (unaudited)	$8,533,874

Intangible Assets

Intellectual property and non-compete agreements (“intangible assets”) are amortized on a straight-line basis over their estimated useful lives or contract periods, generally ranging from 3 to 20 years. Accumulated amortization of intangible assets was $1,225,917, $1,237,278 and $1,238,015 as of December 31, 2003, 2004 and March 31, 2005, respectively. Amortization expense related to these intangible assets were $149,399, $11,361 and $737 as of December 31, 2003, 2004 and March 31, 2005, respectively.

Impairment of Long Lived Assets

The Company evaluates its long-lived assets, including certain identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription revenue for solutions, which is comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) other fees for discrete professional services. Because the Company provides its solution as a service, the Company follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition. On August 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the client;

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the client is fixed or determinable.

Subscription fees and support revenues are recognized on a monthly basis over the lives of the contracts. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Discrete professional services and other revenues, when sold with subscription and support offerings, are accounted for separately since these services have value to the customer on a stand-alone basis and there is objective and reliable evidence of fair value of the delivered elements. The Company’s arrangements do not contain general rights of return. Additionally, when professional services are sold with other elements, the consideration from the revenue arrangement is allocated among the separate elements based upon the relative fair value. Professional services and other revenues are recorded as follows: Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration.

In determining whether revenues from professional services can be accounted for separately from subscription revenue, the Company considers the following factors for each agreement: availability from other vendors, whether objective and reliable evidence of fair value exists of the undelivered elements, the nature and the timing of when the agreement was signed in comparison to the subscription agreement start date and the contractual dependence of the subscription service on the client’s satisfaction with the other services. If the professional service does not qualify for separate accounting, the Company recognizes the revenue ratably over the remaining term of the subscription contract. In these situations the Company defers the direct and incremental costs of the professional service over the same period as the revenue is recognized.

Unearned revenue represents payments received or accounts receivable from the Company’s clients for amounts billed in advance of subscription services being provided.

The Company records ‘Out-of-Pocket’ Expenses Incurred (“EITF 01-14”), which requires that reimbursements received for out-of-pocket expenses be classified as revenues and not as cost reductions. Before the effective date of EITF 01-14, out-of-pocket reimbursements from clients were netted with the applicable costs. These items primarily include travel, meals and certain telecommunication costs. During 2002, 2003 and 2004, reimbursed expenses totaled $916,064, $775,447 and $1,330,854 respectively.

Income Taxes

Kenexa files a consolidated tax return with its subsidiaries for federal tax purposes and on a separate company basis for state tax purposes. Deferred income taxes are provided using the asset and liability method for temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Advertising

Advertising costs are expensed when incurred. Advertising for the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2005 were $29,607, $14,916, $117,350 and $1,920, respectively.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Self-Insurance

The Company is self-insured for the majority of its health insurance costs, including claims filed and claims incurred but not reported subject to certain stop loss provisions. The Company estimated the liability based upon management’s judgment and historical experience. At December 31, 2003, 2004 and March 31, 2005, self-insurance accruals totaled $145,283, $204,811 and $299,726, respectively. Management continuously reviews the adequacy of the Company’s stop loss insurance coverage. Material differences may result in the amount and timing of insurance expense if actual experience differs significantly from management’s estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Credit risk arising from receivables is mitigated due to the large number of clients comprising the Company’s client base and their dispersion across various industries. The clients are concentrated primarily in the Company’s U.S. market area. At December 31, 2004, the Company had no clients that represented more than 10% of the net accounts receivable balance. There were no clients that individually exceeded 10% of the Company’s revenues.

Cash balances are maintained at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. Certain operating cash accounts may exceed the FDIC limits.

401(k) Plan

The Company sponsors a 401(k) defined contribution plan which is available for participation to all eligible employees. Company contributions to the plan are subject to the board of director’s election to make a contribution each year. Company contributions, if elected by the board of directors, are allocated to the participants’ accounts based upon the percentage of each participant’s contributions to the plan during the given year to the total of all participant contributions. The Company’s Board of Directors did not elect to make a matching contribution for the year ended December 31, 2003. For the year ended December 31, 2004, the Company’s board of directors elected to make a matching contribution of 50% of employee contributions.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Earnings (Loss) Per Share

The Company follows SFAS 128, “Earnings Per Share.” Under SFAS 128, companies that are publicly held or have complex capital structures are required to present basic and diluted earnings per share on the face of the statement of operations. Earnings (loss) per share are based on the weighted average number of shares and common stock equivalents outstanding during the period. In the calculation of diluted earnings per share, shares outstanding are adjusted to assume conversion of the Company’s non-interest bearing convertible stock and the exercise of options and warrants if they are dilutive. In the calculation of basic earnings per share, weighted average numbers of shares outstanding are used as the denominator. The Company had a net loss available to common shareholders for all periods presented. As a result, the common stock equivalents of stock options, warrants and convertible securities issued and outstanding at December 31, 2002, 2003 and 2004 were not included in the computation of diluted earnings per share for the years then ended as they were antidilutive. Additionally, at December 31, 2004, the Company had 396,195 anti-dilutive shares that were excluded from diluted earnings per share calculation due to their anti-dilutive nature. There were no anti-dilutive shares at December 31, 2002 and 2003. Loss per share is computed as follows:

	2002	2003	2004	Three Months Ended March 31,
				2004	2005
				(unaudited)	(unaudited)
Net loss	$(1,404,182)	$(12,182,649)	$(4,092,917)	$(1,451,489)	$(6,902,139)
Accretion of redeemable class B common stock and redeemable class C common stock	(3,609,210)	(3,443,136)	1,019,634	254,909	(2,796,643)
Accretion of redeemable series A preferred stock and series B preferred stock	(132,503)	(871,852)	—	—	—
Accrued dividends on series A preferred stock and series B preferred stock	(3,043,367)	(1,585,958)	—	—	—

Net (loss) available to common shareholders	$(970,842)	$(11,197,323)	$(5,112,551)	$(1,706,398)	$(9,698,782)

Weighted average shares used to compute net loss available to common shareholders per common share—basic and dilutive	6,054,382	6,033,834	5,995,389	6,033,834	5,572,490

Basic and diluted (loss) per share	$(0.16)	$(1.86)	$(0.85)	$(0.28)	$(1.74)

The Company has restated all shares to reflect a 0.8-for-1 reverse stock split.

Stock-Based Compensation

The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, as permitted by SFAS 123. Compensation expense for stock options is measured as the excess, if any, of the fair value of the Company’s Class A common stock over the amount an employee or director must pay to acquire this stock. Compensation for equity instruments, such as stock options, granted to non-employees is expensed when issued based on the fair value of the equity instruments issued or the consideration received, whichever is more reliably measured.

Because the Company accounts for stock options under Accounting Principles Board (“APB”) Opinion 25 and no options have been granted with an exercise price below fair value of the class A common stock at the

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

grant date, prior to December 31, 2003, no compensation cost has been recognized in the financial statements for stock options granted prior to December 31, 2003. Had compensation expense for stock options granted been determined based on the fair value at the grant dates under the provisions of SFAS 123, the Company’s pro forma net loss would not have been materially different. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model, with a risk-free interest rate of 4.5% and a volatility of 51.3% for the year ended December 31, 2004, no expected dividend yield and using the expected life of the option.

	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)	(Unaudited)
Net loss as reported	$(1,404,182)	$(12,182,649)	$(4,092,917)	$(1,451,489)	$(6,902,139)
Add: stock based employee compensation expense included in reported net income, net of tax	—	—	227,100	57,000	104,577
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	564,334	383,397	187,289	63,228	32,951

Pro forma net (loss)	$(1,968,516)	$(12,566,046)	$(4,053,106)	$(1,457,717)	$(6,830,513)

Accretion of redeemable class B common stock, class C common stock, series A preferred stock and series B preferred stock	(3,476,707)	(2,571,284)	1,019,634	254,909	$2,796,643
Accrued dividends on series A preferred stock and series B preferred stock	3,043,367	1,585,958	—	—	—

Net (loss) available to common shareholders	$(1,535,176)	$(11,580,720)	$(5,072,740)	$(1,712,626)	$(9,627,156)

Basic and diluted (loss) per share as reported:	$(0.16)	$(1.86)	$(0.85)	$(0.28)	$(1.74)

Pro forma	$(0.25)	$(1.92)	$(0.85)	$(0.28)	$(1.73)

Weighted average fair value of outstanding options	$2.57	2.57	$2.33	$2.33	$2.33

On January 20, 2004, the Company granted to certain employees options to purchase an aggregate of 44,800 shares of the Company’s Class A common stock at an exercise price of $4.63 and an option to purchase an aggregate of 20,000 shares of the Company’s Class A common stock at an exercise price of $4.18 per share. The Company valued the shares at $15 per share and the excess of the underlying Class A common stock fair value over the applicable exercise prices was $681,300. The Company recognized $227,100 and $56,775 of this excess value as compensation expense in the year ended December 31, 2004 and the quarter ended March 31, 2005, respectively.

On January 15, 2005, the Company granted options to certain employees to purchase an aggregate of 117,600 shares of the Company’s common stock at an exercise price of $4.63 per share. The Company valued the shares at $15 per share and the excess of the underlying Class A common stock fair value over the exercise price was $1,220,100. The Company recognized $101,675 of this excess value as compensation expense in the quarter ended March 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial assets and liabilities, including cash, accounts receivable and accounts payable at December 31, 2003 and 2004 approximate fair value of these instruments. Redeemable preferred stock is carried at fair value, based upon redemption requirements. See footnote 9 for further discussion.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Foreign Currency

The financial position and operating results of the United Kingdom and India operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date, and the local currency revenues and expenses are translated at average rates of exchange to the U.S. dollar during the period. The related translation adjustments were $24,314, $95,191 and $5,589 for the years ended December 31, 2003, 2004 and March 31, 2005, respectively, and are reported in the equity section of the balance sheet. The foreign currency translation adjustment is not adjusted for income taxes as it relates to an indefinite investment in a non-U.S. subsidiary.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss or gain on foreign currency translations and net income or loss from operations and is presented in the consolidated statement of shareholders deficiency.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest (“variable interest entities” or “VIEs”). Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this statement did not have an impact on the Company’s financial position, results of operations, or cash flows since the Company currently has no VIEs. In December 2003, the FASB issued FIN 46R with respect to VIEs created before January 31, 2003, which, among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of special purpose entities. The consolidation requirements apply to all special purpose entities in the first fiscal year or interim period ending after December 15, 2003. The Company adopted the provision of FIN 46R effective January 1, 2004, and such adoption did not have a material impact on the financial statements since the Company currently has no special purpose entities.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments:

•	mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;

•	instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, including put options and forward purchase contracts; and

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 caused the Company to classify $50,518,936 and $58,904,534 of mandatory redeemable preferred stock as liabilities in the years ended December 31, 2003 and 2004 respectively. The Company recorded interest expense on mandatory redeemable preferred stock of $1.7 million and $8.4 million for the years ended December 31, 2003 and 2004, respectively. Additionally, we also recorded a charge of $11.2 million in 2003 resulting from a cumulative change in an accounting principle. There was no material effect on the Company’s cash flows from the adoption of SFAS No. 150. See Note 9 for further discussion.

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” an amendment of FASB Statements No. 123 and 95. FAS No. 123(R) replaces FAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires companies to recognize the fair value of stock options and other stock-based compensation to employees effective as of the beginning of its next fiscal year that begins after June 15, 2005. This means that Kenexa will be required to implement FAS No. 123(R) no later than the quarter beginning January 1, 2006. The Company currently measures stock-based compensation in accordance with APB Opinion No. 25 as discussed above. The Company anticipates adopting the modified prospective method of FAS No. 123(R) on January 1, 2006. Based on the stock options outstanding as of December 31, 2004, the Company will recognize compensation expense, net of taxes, in future Consolidated Statements of Income of approximately $73,130 and $45,199 in the years ending December 31, 2006 and 2007, respectively. The impact on the Company’s financial condition or results of operations will depend on the number and terms of stock options outstanding on the date of change, as well as future options that may be granted. See “Stock-Based Compensation” earlier in this Note for the pro forma impact that the fair value method would have had on the Company’s net income for each of the years ended December 31, 2002, 2003 and 2004.

3. Discontinued Operations

On December 23, 2003, the Company sold its pharmaceutical training division for $3,000,000 in cash for a net gain of $868,812. Included in the sale were accounts receivable of $1,147,622, unbilled receivables of $223,194, unearned revenue of $580,839 and fixed assets with a net book value of $142,474. As a result of this sale, the Company wrote off $597,206 of goodwill associated with prior acquisitions. This write off of goodwill is reflected in the net gain on the sale. The Company did not hold any assets or liabilities related to this division at December 31, 2003 or 2004.

In 2003, management decided to discontinue the operations of its Technology Solutions Group (“TSG”) due to a change in business strategy. The Company recorded a charge of $282,340 for future lease obligations included in discontinued operations. These charges are accruals for future lease obligations related to the abandoned lease space of TSG. The charges are calculated using the discounted present values of future lease payments, net of estimated future sublease amounts.

In addition to the segregation of operating financial results, assets, and liabilities, Emerging Issues Task Force (“EITF”) No. 87-24, “Allocation of Interest to Discontinued Operations,” mandates the allocation of

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

interest to discontinued operations in accordance with specific guidelines. The Company is using the permitted allocation method for interest expense on corporate debt, which is based on the ratio of net assets sold or discontinued to the sum of total assets of the consolidated Company plus consolidated debt. Under this method, interest expense of $24,000, $23,000 and $0 for the years ended 2002, 2003 and 2004, respectively was allocated to discontinued operations.

Transactions related to the pharmaceutical training division and TSG have been reflected in discontinued operations for all periods presented. Revenues and income from consolidated discontinued operations were as follows:

	2002	2003	2004
Discontinued operations
Revenues	$14,239,420	$6,046,352	$—
Operating expenses	13,768,035	6,578,423	—
Accrual for future lease obligations	—	282,340	—
Goodwill	—	29,389	—
Net gain on sale on business unit	—	868,812	—

Income from discontinued operations before tax expense	471,385	25,012	—
Income tax expense	188,554	10,005	—

Net income (loss) from discontinued operations	$282,831	$15,007	—

4. Property, Equipment and Software

A summary of property, equipment and software and related accumulated depreciation as of December 31, 2003, 2004 and March 31, 2005 is as follows:

	December 31,		March 31,
	2003	2004	2004	2005
Equipment	$7,526,533	$7,451,162	$7,746,341	$7,620,881
Software	6,070,199	6,691,923	6,120,275	6,355,338
Office furniture and fixtures	1,175,563	1,034,287	1,214,783	1,042,354
Leasehold improvements	586,222	639,099	587,146	639,099
Software in development	625,231	170,575	724,283	300,091

	15,983,748	15,987,046	16,392,828	15,957,763
Less accumulated depreciation	11,379,836	12,311,189	11,968,804	12,518,691

	$4,603,912	$3,675,857	$4,424,024	$3,439,072

Equipment, office furniture and fixtures included capital leases totaling $3,331,988, $3,634,257 and $3,634,257 at December 31, 2003, 2004 and the three months ended March 31, 2005, respectively. Depreciation and amortization expense, including amortization of assets under capital leases, was $2,709,484, $2,534,002 and $561,657 for the years ended December 31, 2003, 2004 and the three months ended March 31, 2005, respectively.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

5. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,
	2003	2004
Accrual for discontinued operations*	$734,915	178,553
Accrued professional fees	252,029	305,900
Straight line rent accrual	169,917	166,257
Other taxes payable (non-income tax)	58,820	81,725
Other liabilities	492,972	644,928

Total other accrued liabilities	$1,708,653	$1,377,363

*	In 2003, management decided to discontinue the operations of its Technology Solutions Group due to a change in business strategy. This accrual represents an accrual for future lease obligations as well as expected future losses related to the Technology Solutions Group.

6. Line of Credit

On July 15, 2003, the Company refinanced its line of credit agreement by entering into a revolving credit and security agreement (“the Revolver”) with a new lender. Maximum available borrowings under the Revolver represent the lesser of $10,000,000 or the Borrowing Base, which is defined as 85% of the amount of Eligible Receivables and 75% of the amount of Unbilled Receivables. Based upon these criteria, maximum available borrowings on December 31, 2003, 2004 and March 31, 2005 were $2,736,673, $3,726,901 and $4,321,503, respectively. Amounts outstanding on the line of credit were $1,557,852, zero and zero on December 31, 2003, 2004 and March 31, 2005, respectively.

The Revolver bears interest at the Revolving Interest Rate, as defined by the agreement, plus the applicable margin. The Revolving Interest Rate plus the applicable margin was approximately 4.5% on December 31, 2003. The Revolver provides for payment of a quarterly commitment fee of 0.375% per annum on the unused portion of the maximum commitment of $10,000,000.

Borrowings under the Revolver are collateralized by generally all the Company’s assets, including a pledge of the capital stock of its subsidiaries. Repayment of amounts outstanding under certain notes payable and all issued or issuable shares of common and preferred stock are subordinated to the rights of the lender under terms of the Revolver. The Revolver contains various terms and covenants that provide for restrictions on capital expenditures, payment of dividends, dispositions of assets, investments and acquisitions and require the Company, among other things, to maintain minimum levels of tangible net worth, net income and fixed charge coverage.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes

The income tax (benefit) expense for the years ended December 31, 2002, 2003 and 2004 consisted of the following:

	December 31,
	2002	2003	2004
Current
Federal	$6,128	$23,429	$74,725
Foreign	—	—	84,825
State and local	7,952	19,764	140,605

Total Current	$14,080	43,193	300,155

Deferred
Federal	90,596	—	(869,380)
State and local	—	—	(153,420)

Total Deferred	90,596	—	(1,022,800)
Income tax (benefit) expense related to continuing operations	$(83,878)	$33,188	$(722,645)
Income tax related to discontinued operations	188,554	10,005	—

Total Income tax provision (benefit)	$104,676	$43,193	$(722,645)

A reconciliation of the Company’s effective income tax rate to the statutory federal income tax rate of 34% for the years ended December 31, 2002, 2003 and 2004 is as follows:

	December 31,
	2002	2003	2004
Statutory federal tax rate	(34.0)%	(34.0)%	(34.0)%
Foreign tax differential	21.3%	1.2%	2.0%
Change in accounting principle	—	31.5%	—
Marking to market charge	—	—	36.3%
State income taxes	0.6%	0.2%	3.1%
Officer’s life insurance	2.7%	0.4%	1.0%
Other nondeductible expenses	2.1%	0.3%	1.4%
AMT tax	0.5%	0.2%	1.6%
Change in valuation allowance	46.9%	1.8%	3.0%
Use of NOL	(32.0)%	(1.2)%	(30.1)%

	8.1%	0.4%	(15.7)%

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Significant components of the Company’s net deferred tax assets (liabilities) as of December 31, 2002, 2003 and 2004 were as follows:

	December 31,
	2002	2003	2004
Deferred tax assets
Foreign net operating loss carryforward	$1,141,354	$1,267,670	$1,185,308
Accrued expenses	368,414	1,389,520	2,669,512
Federal and state net operating losses	6,088,608	5,667,624	4,394,210
AMT tax carryforward	—	—	138,908
Unearned revenue adjustment	—	366,829	1,030,666
Accounts receivable allowance	863,640	322,397	185,182
Other	5,633	1,199	3,525

Total deferred tax assets	8,467,649	9,015,239	9,607,311

Deferred tax liabilities
Depreciation and amortization	(757,289)	(812,238)	(801,115)
Amortization of intangibles	(1,907,769)	(1,790,347)	(1,792,706)
Other	(24,553)	—	—

Total deferred tax liabilities	(2,689,611)	(2,602,585)	(2,593,821)

Net deferred tax asset	$5,778,038	$6,412,654	$7,013,490

Valuation allowance	(5,778,038)	(6,412,654)	(5,990,690)

Net deferred tax asset	$—	$—	$1,022,800

A valuation allowance of $5,778,038, $6,412,654 and $5,990,690 has been recorded at December 31, 2002, 2003 and 2004, respectively. In 2002 and 2003 a 100% valuation allowance has been recorded on the basis of uncertainty with respect to the ultimate realization of certain deferred tax assets. In 2004 based upon historical taxable income in 2003 and projected taxable income for 2004 and 2005 that have and will utilize net carry forward losses the Company has reduced its valuation allowance on its net deferred tax assets. At December 31, 2004, the Company has available net operating loss carryforwards from U.S. operations of approximately $15.7 million for federal purposes which expire in the year 2022 and approximately $6.3 million for state purposes which expire in 2005 through 2022 for state purposes. At December 31, 2004, the Company also has available net operating loss carryforwards from foreign operations of approximately $4.0 million with no expiration date.

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2004, the Company had not provided for federal income tax benefits for cumulative losses of individual international subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. As noted above, the Company has significant net operating loss carryforwards for U.S. federal income taxes purposes, which are available to offset the potential tax liability if the earnings were to be distributed.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

8. Commitments and Contingencies

Leasing Arrangements

The Company leases certain of its facilities and equipment under various operating and capital leases. Equipment under capital leases consists primarily of computer equipment and furniture and fixtures. These leases generally have terms of three to five years, bear interest of 9.0% to 13.0% per annum and are collateralized by the underlying equipment. Operating leases primarily consist of leases for office space and equipment. Future minimum lease payments for each of the following five years are:

	Year ended December 31,
	Capital Leases	Operating Leases
2005	$233,708	$2,389,734
2006	175,974	1,917,246
2007	92,032	1,602,832
2008	32,301	1,448,410
2009	—	1,314,337

Total minimum lease payments	534,015	$8,672,559

Less amount representing interest	$(57,995)

Present value of minimum payments under capital leases	476,020
Less current portion	(199,496)

	$276,524

Rent expense was $1,952,116 and $2,161,850 and $1,844,014 for the years ended December 31, 2002 and 2003, 2004, respectively and $488,004 and $461,722 for the three months ended March 31, 2005 and 2004, respectively.

Deferred Compensation

The Company has an unfunded deferred compensation contract with a former employee shareholder of the Company. Under the terms of the agreement, the former employee shareholder is receiving monthly retirement benefit payments through June 2008. Amounts paid under this plan are payable to the former employee’s beneficiaries in the event of his death.

At December 31, 2003, 2004 and March 31, 2005, the liability under the deferred compensation plan was $178,161, $139,467 and $129,372, respectively. The present value of the estimated liability, which is included in other liabilities, as determined by calculating the net present value of the retirement benefits expected to be earned by the former employee shareholder from the effective date of the agreement through retirement date using a discount rate of 8.0%. The interest expense associated with this plan was $13,236, $12,543 and $2,665 for the years ended December 31, 2003, 2004 and the three months ended March 31, 2005, respectively.

Litigation

The Company is a party to certain legal actions arising in the ordinary course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management the eventual resolution of these claims and actions outstanding will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Private Placement Contingencies

The holders of the Series A redeemable preferred and Class C redeemable common shares are guaranteed a minimum total return ranging from 2.0 to 4.23 times their initial investment from the investment date through August 12, 2006. If on the earlier to occur of a Realization Event, as defined in Note 9, or the date a holder of the Series A preferred and Class C redeemable common shares has delivered a redemption notice to the Company, the shareholder’s total return is less than the minimum total return defined by the agreement, the shareholder will receive an additional number of shares of Class A common such that the total return to the shareholder equals the minimum total return set forth in the agreement. In no event after August 12, 2003, shall such shareholder receive a number of additional shares of Class A common in excess of the Maximum Top-Up Amount, as defined, for each share of Series A preferred owned by the shareholder. The maximum number of Class A common shares issuable under the Maximum Top-Up Amount aggregated 880,000 at December 31, 2003. If the shareholder’s total return is less than the minimum total return defined by the agreement, then such shareholder will not receive any additional shares of Class A common.

9. Shares Subject to Mandatory Redemption

Mandatory Redeemable Preferred Stock

Rollforward of Shares

The Company’s mandatory redeemable preferred shares issued and repurchased during 2002, 2003 and 2004 were as follows:

	Mandatory Redeemable
	Preferred Stock
	Series A	Series B
Balance, December 31, 2001	29,953	12,042

Repurchase of shares	—	—

Balance, December 31, 2002	29,953	12,042

Repurchase of shares	—	—

Balance, December 31, 2003	29,953	12,042

Repurchase of shares	—	—

Balance, December 31, 2004	29,953	12,042

Repurchase of shares	—	—
Balance, March 31, 2005	29,953	12,042

Upon the adoption of SFAS No. 150, effective July 1, 2003 as discussed in Note 2, the Company transferred its preferred stock previously presented in the equity section of the balance sheet to the long term liability section of the Consolidated Balance Sheet.

Also, effective July 1, 2003, dividends accrued on mandatory redeemable preferred stock have been classified to the Consolidated Statement of Operations as interest expense. Also, any accretion of mandatory redeemable preferred stock to redemption value after July 1, 2003 will be classified as interest expense in the Consolidated Statements of Operations. In 2003, 2004 and for the three months ended March 31, 2005 and 2004 the interest expense related to accrued dividends on preferred stock was $1,667,351, $3,490,714 and $895,820

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

and $844,464, respectively. In 2003, 2004 and for the three months ended March 31, 2005 and 2004 interest expense related to the accretion of preferred stock was $11,233,392, $4,894,884 and $7,638,340 and $1,223,721, respectively. The $11,233,392 of accretion in 2003 is reflected as a Cumulative Effect of Change in Accounting Principle on the Consolidated Statement of Operations.

At December 31, 2003 and 2004, the Company had 30,000 and 12,042 authorized shares of Series A and B preferred stock, respectively. The Series A and B preferred stock both have a stated value of $1,000 per share and accrue dividends at 6% and 8% per annum, respectively, compounded quarterly. The Series A and B preferred stock are on a pari pasu basis with each other and senior to all classes of common stock with respect to payment of dividends. The Series A preferred stock has preferential rights in the event of liquidation over all other classes of preferred or common stock. The Series A and B preferred stock are mandatory redeemable upon the earlier of August 12, 2006 or occurrence of a Realization Event. A Realization Event is defined as (a) the consummation of a qualified public offering of the Company’s common stock or; (b) the consummation of a sale transaction involving the Company. Each Series A and B preferred shareholder is entitled, except for the election of directors, to a number of votes equal to the preferred share participation factor multiplied by the number of preferred shares owned. The participation factors for the Series A and B preferred are 9.3336 and 20.1072, respectively, and are subject to adjustment for anti-dilution events.

The redemption price of each share of Series A and B preferred is based upon the fair market value of a share of Class A common on the redemption notice date multiplied by the participation factor, plus the stated value of $1,000 per share and all accrued and unpaid dividends. The aggregate redemption price on August 12, 2006 for the Series A preferred stock was estimated at $41.6 million, $45.6 million and $51.9 million at December 31, 2003, 2004 and March 31, 2005 respectively, based upon the estimated fair market value of the Class A common on these respective dates. The aggregate redemption price on August 12, 2006 for the Series B preferred stock was estimated at $18.6 million, $19.5 million and $20.8 million at December 31, 2003, 2004 and March 31, 2005, respectively, based upon the estimated fair market value of the Class A common on these respective dates. The Company is accreting to the estimated redemption value of the Series A and B preferred stock through August 12, 2006 and will continue to re-measure these values at each balance sheet date and adjust the aggregate accretion accordingly. The aggregate redemption value will fluctuate based upon a number of factors including, but not limited to, the number of Series A and B preferred shares outstanding at the balance sheet date and changes in the estimated fair value of the Class A common. At December 31, 2003, 2004 and March 31, 2005, the aggregate carrying value of the Series A preferred stock reflected in the accompanying consolidated balance sheet was $35,470,947, $41,726,580 and $48,594,492, respectively, which included accretion and cumulative accrued and unpaid dividends. The Company recorded $9,969,765, $4,040,056 and $6,301,904 of accretion for the Series A preferred stock at December 31, 2003, 2004 and March 31, 2005, respectively. Cumulative accrued and unpaid dividends for the Series A preferred stock were $5,665,310, $7,880,887 and $8,446,695, respectively, at December 31, 2003, 2004 and March 31, 2005. At December 31, 2003, 2004 and March 31, 2005, the aggregate carrying value of the Series B preferred stock reflected in the accompanying consolidated balance sheet was $15,047,989, $17,177,954 and $18,844,002, respectively, which included accretion and cumulative accrued and unpaid dividends. The Company recorded $2,135,479, $1,275,137 and $1,336,436 of accretion for the Series B preferred stock at December 31, 2003, 2004 and March 31, 2005, respectively. Cumulative accrued and unpaid dividends for the Series B preferred stock were $3,146,673, $4,421,810 and $4,751,620, respectively, at December 31, 2003, 2004 and March 31, 2005.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

10. Redeemable Common Stock

Rollforward of Shares

The Company’s redeemable common shares issued and repurchased during 2002, 2003 and 2004 are as follows:

	Common Shares
	Redeemable
	Class B	Class C
Balance, December 31, 2001	54,479	1,397,807

Repurchase of shares	—	—
2001 Private Placement contingency resolution	—	129,006

Balance, December 31, 2002	54,479	1,526,813

Repurchase of shares	—	—

Balance, December 31, 2003	54,579	1,526,813

Repurchase of shares	—	—

Balance, December 31, 2004	54,579	1,526,813

Class B Redeemable Common Stock

At December 31, 2002, 2003 and 2004, the Company had 200,000 authorized shares of Class B redeemable common with 54,479 shares issued and outstanding at December 31, 2002, 2003 and 2004. If a Realization Event does not occur prior to August 12, 2006, the holders of the Class B redeemable common have the ability to require the Company to redeem the outstanding Class B redeemable common shares as discussed further below. Class B redeemable common shares are also convertible into Class A common shares upon election by the holder based upon a formula as stipulated by the shareholder agreement. Class B redeemable common shares are mandatorily convertible upon occurrence of a Realization Event prior to August 12, 2006. Each Class B redeemable common shareholder is entitled to a number of votes equal to the number of shares of Class A common into which the Class B redeemable shares are convertible, except for the election of directors. Two of the Class B redeemable common shareholders have the right to designate two of the Company’s directors.

The aggregate redemption price on August 12, 2006 for outstanding shares of Class B redeemable common was estimated at $.005 million, zero, $7.6 million and $19.4 million at December 31, 2002, 2003, 2004 and March 31, 2005, respectively, based upon the estimated fair market value of the Class A common on these respective dates. The Company is accreting to the estimated redemption value through August 12, 2006 and will continue to re-measure this value at each year-end balance sheet date and adjust the aggregate accretion accordingly. The aggregate redemption value will fluctuate based upon a number of factors including, but not limited to, the number of Class B redeemable common shares outstanding at the balance sheet date, the Class B redeemable conversion factor and changes in the estimated fair value of the Class A common. The Company recorded ($1,513,133), ($1,454,424), $1,544,534 and 2,157,034 of accretion for the Class B redeemable common at December 31, 2002, 2003, 2004 and March 31, 2005, respectively.

Class C Redeemable Common Stock

At December 31, 2002, 2003 and 2004, the Company had 2,000,000 authorized shares of Class C redeemable common with 1,526,813 shares issued and outstanding. At December 31, 2002, 2003 and 2004, the Class C redeemable common shares were convertible into Class A common shares upon election by the holder by dividing $11.26 by the Class C conversion factor of 14.08, subject to adjustment for anti-dilution events. If a Realization Event does not occur prior to August 12, 2006, the holders of the Class C redeemable common have

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the ability to require the Company to redeem all outstanding Class C redeemable common shares. The Class C redeemable common redemption price is equivalent to the fair market value of one share of Class A common multiplied by the number of shares of Class A common into which the Class C shares are convertible. The Company’s Board of Directors has discretion over whether this redemption is in cash or through issuance of a two-year interest bearing promissory note. Each Class C redeemable common shareholder is entitled to a number of votes equal to the number of shares of Class A common into which the Class C shares are convertible, except for the election of directors.

The 2001 Private Placement included a contingency requiring the Company to issue up to 218,683 additional shares of Class C redeemable common to certain investors if the Company did not repurchase at least an aggregate of $5.9 million shares of Series A preferred and Class C redeemable common from the Bridge Note investors by June 16, 2001. The Company did not meet this requirement since only $2.4 million of Series A preferred and Class C redeemable common shares were repurchased by this date. In October 2002, the Company issued 129,006 shares of Class C redeemable common to the 2001 Private Placement investors to satisfy this obligation.

The aggregate redemption price on August 12, 2006 for outstanding shares of Class C redeemable common was estimated at zero million, zero million, $4.3 million and $10.9 million at December 31, 2002, 2003, 2004 and March 31, 2005, respectively, based upon the estimated fair market value of the Class A common on these respective dates. The Company is accreting to the estimated redemption value through August 12, 2006 and will continue to re-measure this value at each year-end balance sheet date and adjust the aggregate accretion accordingly. The aggregate redemption value will fluctuate based upon a number of factors including, but not limited to, the number of Class C redeemable common shares outstanding at the balance sheet date, the Class C conversion factor and changes in the estimated fair value of the Class A common. At December 31, 2002, 2003, 2004 and March 31, 2005, the aggregate carrying value of the Class C redeemable common reflected in the accompanying consolidated balance sheets was $7,084,687, $5,095,975, $4,571,075 and $5,210,609, respectively, which included negative accretion of $2,096,077, $1,988,712, $524,900 and positive accretion of $639,609, respectively.

11. Equity

Rollforward of Shares

The Company’s common shares issued and repurchased during 2002, 2003 and 2004 are as follows:

	Common Shares
	Class A	Class A Treasury
Balance, December 31, 2001	7,982,628	(1,880,021)

Repurchase of shares	—	(68,773)

Balance, December 31, 2002	7,982,628	(1,948,794)

Repurchase of shares	—	—

Balance, December 31, 2003	7,982,628	(1,948,794)

Repurchase of shares	—	(461,344)

Balance, December 31, 2004	7,982,628	(2,410,138)

Repurchase of shares	—	(411,770)

Balance, March 31, 2005	(7,982,628)	(2,821,908)

Refer to the accompanying consolidated statements of shareholders’ equity and this note for further discussion.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stock and Voting Rights

Undesignated Preferred Stock

The Company has 100,000 shares of $0.01 par value undesignated preferred stock authorized, with no shares issued or outstanding at December 31, 2002, 2003 or 2004. These shares have preferential rights in the event of liquidation and payment of dividends.

Class A Common Stock

At December 31, 2002, 2003 and 2004, the Company had 100,000,000 authorized shares of Class A common with 7,982,628 shares issued and 6,033,834 shares outstanding at December 31, 2002 and 2003. At December 31, 2004 Class A common shares of 5,572,490 were outstanding, net of treasury stock discussed below. Each share of Class A common has one-for-one voting rights.

Treasury Stock

During the year ended December 31, 2002, a former employee returned 35,400 shares of Class A common to the Company in exchange for cancellation of a non-interest bearing note receivable of $55,619 related to amounts due to the Company incurred during his employment. In addition, the Company cancelled 43,373 shares of Class A common and $156,823 of notes receivable for these shares in connection with agreements with certain former employee shareholders during the year ended December 31, 2002.

During the year ended December 31, 2004 the board of directors granted management the authority to repurchase up to 800,000 shares of Class A common stock at $1.25 per share. As of December 31, 2004, the Company repurchased 461,344 shares of Class A common stock from former employees.

Shareholder Agreements

All shareholders have entered into shareholder agreements that define and provide for, among other things, the purchase, sale and transfer of shares in accordance with the agreements. Certain employees have purchased shares of common stock using notes. These employees elected to purchase shares in accordance with provisions under the stock purchase agreement that permitted an initial 25% cash payment at the time of purchase with the remainder due in equal annual installments each anniversary date during the next three years. The subscriptions bear no interest to the employee. The unpaid portion of subscriptions receivable has been classified as contra-equity, notes receivable for Class A common stock in the accompanying consolidated balance sheets.

12. Options and Warrants

Stock Option Plan

During 2000, the Company adopted a stock option plan agreement that provides for granting of stock options to employees and directors at the discretion of the Company’s Board of Directors (the “Option Plan”). The Company has an aggregate of 2,149,640 shares of Class A common authorized for granting of stock options under the Option Plan. The total options available for issuance as of December 31, 2004 were 1,444,395. The purpose of stock options is to recognize past services rendered and to provide additional incentive in furthering the continued success of the Company. Vesting of stock options granted under the Option Plan generally occurs on the third anniversary date from the date of grant. Unexercised stock options expire 90 days after an employee’s termination. The price of the stock options granted is not less than 100% of the fair market value of the Class A common shares at the date of grant.

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A summary of the status of the Company’s stock options as of December 31, 2002, 2003 and 2004 and changes during the years then ended is as follows:

	Shares Available for Grant	Options Outstanding		Options Exercisable
		Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Balance, January 1, 2002	1,025,706	1,123,939	10.19	—	$—

Granted at market	(98,000)	98,000	14.08	—	—
Forfeited	313,342	(313,343)	6.63	—	—

Balance, December 31, 2002	1,241,049	908,591	$11.84	—	$—

Granted at market	—	—	—	—	—
Forfeited	78,070	(78,070)	11.03	—	—

Balance, December 31, 2003	1,319,118	830,522	$11.95	570,659	$10.96

Granted at market	(64,800)	64,800	4.49	—	—
Forfeited	190,069	(190,069)	11.59

Balance, December 31, 2004	1,444,387	705,244	$11.35	554,013	$11.63

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.18 - $ 4.18	20,000	9.42	$4.18	—	—
$ 4.63 - $ 4.63	200,491	6.02	$4.63	151,651	$4.63
$14.08 - $14.08	214,362	6.84	$14.08	133,562	$14.08
$14.54 - $14.54	270,400	5.80	$14.54	268,800	$14.54

$ 4.18 - $14.54	705,244	6.28	$11.29	554,013	$11.63

Warrants

Warrants outstanding at December 31, 2004 and a general description of their terms are as follows:

Warrant Class	Class of Shares Entitled to Purchase	Number of Shares Entitled to Purchase	Exercise Price	Expiration Date
Class A-1	Class A	220,115	$0.01	8/12/2006
Class A-2	Class A	176,080	0.01	8/12/2006
Class B	Class A	622,542	20.88	12/16/2005
Class C-1	Class A	220,115	0.01	12/16/2005
Class C-2	Class A	176,080	0.01	12/16/2005
Class D	Class A	158,480	4.18	8/12/2006
Class E	Class A	13,120	20.88	12/16/2005

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Class A and D warrants entitle the holder to purchase Class A common shares. Class A warrants are exercisable upon the earlier of August 12, 2006 or occurrence of a Realization Event that does not exceed certain thresholds. Class B, D and E warrants are currently exercisable. The holders of the Class A and D warrants also have the ability to require the Company to repurchase these warrants at the Put Price, as defined by the warrant agreements, on or after August 12, 2006 if a Realization Event has not occurred. In connection with the 2001 Private Placement, the Class A and D warrant agreements were amended to only permit redemption of these warrants if all outstanding Series A preferred shares have been redeemed. Each Class A warrant holder is entitled to a number of votes equal to the number of shares of Class A common into which the Class A warrants are convertible, except for the election of directors.

Upon occurrence of a Realization Event, the Class D warrant put feature will expire. Upon occurrence of a Realization Event, the Class A warrants and related put feature will expire and all of the Class C warrants to purchase 396,195 shares of Class A common may become exercisable, depending upon the initial public offering or sale price. If the Class C warrants become exercisable then the Class A warrants will be terminated. When this occurs, the Company will record a one-time compensation charge equal to the market value of the shares of Class A common underlying the Class C warrants that become exercisable.

All outstanding warrants are subject to anti-dilution provisions and correspondingly their exercise and conversion prices will be adjusted for occurrence of certain events, as defined, including changes in shares, options and warrants issued and currently outstanding. In connection with the 2001 Private Placement, all outstanding warrant agreements were amended to permit the issuance of shares in connection with this transaction without triggering the anti-dilution provisions of these agreements.

The fair value of the warrants are immaterial for all years presented.

In January 2004, the Company granted options to certain employees to purchase 20,000 and 44,800 shares of our Class A common stock at exercise prices of $4.18 and $4.63 respectively. In January 2004, the Company valued the Class A common stock at $15 per share and the excess of the underlying Class A common stock fair value over the options exercise price was $681,300. The Company recognized $227,100 of this excess value as compensation expense in the year ended December 31, 2004 and $56,775 in the quarter ended March 31, 2005.

On January 14, 2005, the Company granted options to certain employees to purchase an aggregate of 117,600 shares of the Company’s Class A common stock at an exercise price of $4.63 per share. On January 14, 2005 the Company valued the Class A common stock at $15 per share and the excess of the underlying Class A common stock fair value over the options exercise price was $1,220,100. The Company recognized $101,675 of this excess value as compensation expense in the quarter ended March 31, 2005. Total compensation expense recognized was $227,100 and $158,450 for the year ended December 31, 2004 and the quarter ended March 31, 2005 respectively in connection with options granted in January 2004 and January 2005.

13. Related Party

The Company’s CEO served on the Board of Directors of a software development consulting company that provided services to the Company during the years ended December 31, 2003 and 2004 in connection with software being developed for sale. In 2004, the Company’s CEO resigned from the Board of Directors for this company. Payment for these services aggregated $1,632,400, $1,153,906 and $83,800 for the years ended December 31, 2002, 2003 and 2004, respectively, and is included in software or construction in progress in property and equipment and in prepaid expense in the accompanying consolidated balance sheets. In 2003, the

Kenexa Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Company terminated its agreement with the software development consulting company. The Company paid $215,000 for perpetual licenses in accordance with the termination agreement. This amount is being amortized over three years. The Company’s CEO did not receive any cash compensation during 2003 or 2004 for his participation on the Board of Directors of the software development consulting company.

One of the Company’s directors, Barry M. Abelson, is a partner in the law firm of Pepper Hamilton LLP. This firm has represented the Company since 1997. For the years ended December 31, 2002, 2003 and 2004 the Company paid Pepper Hamilton LLP net of insurance coverage $96,139, $99,962 and $39,203, respectively, for general legal matters.

14. Subsequent Events

On April 8, 2005, the Company entered into an investor agreement (the “Agreement”) with the holders of the Company’s mandatory redeemable series A and series B preferred stock and redeemable class B and class C common stock. The agreement defines how the Company will redeem or convert the respective shares upon an Initial Public Offering (an “IPO”). The Company shall pay the holders of the mandatory redeemable preferred stock an amount in cash equal to the preferred stock cash redemption amount, as defined in the Agreement, and issue a number of shares of common stock based upon a quotient obtained by dividing the excess of the cash paid upon the redemption over the redemption price for the mandatory redeemable preferred stock, as defined in the Company’s articles of incorporation, by the applicable price, as defined in the Agreement. Conversion of the class B common stock and class C common stock shall be in accordance with the Company’s articles of incorporation, without any further action required by the Company or the shareholders upon an IPO. In addition, each holder of class C common stock shall be issued an additional 29.333336 shares of common stock for each share of series A preferred stock held by the shareholder that is redeemed upon an IPO. The Agreement also amends outstanding warrants to remove anti-dilution provisions.

The Company’s board of directors in March 2005 adopted its 2005 Equity Incentive Plan which will become effective upon completion of an initial public offering.

The Company’s board of directors on May 27, 2005 approved a reverse stock split and reclassification of the Company’s class A common stock into shares of the Company’s common stock. The ratio for the reverse stock split is 0.8-for-1, as determined by the Company’s board of directors. Immediately after the application of the reverse stock split, each share of the Company’s class A common stock will be reclassified as one share of the Company’s common stock. The Company expects to effect this reverse split and reclassification of the Company’s class A common stock into the Company’s common stock by amending the Company’s amended and restated articles of incorporation prior to the completion of the IPO. The Company’s board of directors may choose to abandon the reverse split and reclassification at any time prior to the filing of the reverse split and reclassification amendment. All previously reported share amounts have been retroactively adjusted to give effect to the reverse stock split and reclassification of the Company’s class A common stock into the Company’s common stock.

5,000,000 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Needham & Company, LLC

JMP Securities

                    , 2005

Until                 , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$10,152
NASD filing fee	9,125
Nasdaq National Market listing fee	105,000
Blue sky fees and expenses	3,000
Printing and Engraving expenses	350,000
Legal fees and expenses	1,400,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees	15,000
Miscellaneous	107,723

Total	$3,000,000

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

The Pennsylvania Business Corporation Law and our amended and restated bylaws limit the monetary liability of our directors to us and to our shareholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities.

Our bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless:

•	such director or officer has breached or failed to perform the duties of his or her office under Pennsylvania law; and

•	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our bylaws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

We maintain directors and officers liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. Prior to the completion of this offering, we will amend our policy to include coverage against liabilities with respect to the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors severally, but not jointly, and by the registrant and the selling shareholders of the underwriters for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities.

During the three year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. The information set forth below gives effect to a 0.8-for-1 reverse stock split and a reclassification of our class A common stock into common stock to be effected prior to the closing of the offering.

No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

•	On June 18, 2002, we granted options to six of our employees to purchase an aggregate of 38,400 shares of our class A common stock under our 2000 Stock Option Plan at an exercise price of $14.08 per share. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	On September 26, 2002, we issued an aggregate of 103,205 shares of our class C common stock to Parthenon Investors, L.P., PCIP Investors, Wafra Acquisition Fund 14, L.P. and Westbury Equity Partners, L.P. for no additional consideration in satisfaction of obligations of the Company in connection with the purchase agreements by which such shareholders originally purchased shares of our class C common stock in 2001. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder relating to sales not involving a public offering.

•	On August 1, 2002, we granted options to 15 of our employees to purchase an aggregate of 48,000 shares of our class A common stock under our 2000 Stock Option Plan at an exercise price of $14.08 per share. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	On January 15, 2004, we granted options to one of our employees to purchase an aggregate of 20,000 shares of our class A common stock under our 2000 Stock Option Plan at an exercise price of $4.18 per share. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	On January 21, 2004, we granted options to seven of our employees to purchase an aggregate of 44,800 shares of our class A common stock under our 2000 Stock Option Plan at an exercise price of $4.63 per share. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•

On January 14, 2005, we granted options to 21 of our employees to purchase an aggregate of 117,600 shares of our class A common stock under our 2000 Stock Option Plan at an exercise price of $4.63 per share. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	On March 22, 2005, we granted options to 497 of our employees and directors to purchase an aggregate of 630,900 shares of our common stock effective upon the closing of this offering under our 2005 Equity Incentive Plan at an exercise price equal to the initial public offering price of our common stock. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	On April 8, 2005, we entered into an agreement with certain of our shareholders pursuant to which, upon completion of the offer, and in accordance with the articles of incorporation:

—	all of the outstanding shares of our series A preferred stock will be redeemed for an aggregate combination of approximately $28.6 million in cash and an aggregate 963,643 shares of our common stock (assuming an initial public offering price of $15.00 per share), with each holder of shares of our series A preferred stock receiving the following upon redemption:

Holder of Series A Preferred Stock	Cash Consideration	Shares of Common Stock
Parthenon Investors, L.P.	$7,712,285	268,719
PCIP Investors	$271,909	9,474
Wafra Acquisition Fund 14, L.P.	$14,641,145	510,141
Westbury Equity Partners SBIC, L.P.	$6,000,000	175,309

—	all of the outstanding shares of our series B preferred stock will be redeemed for an aggregate combination of approximately $11.4 million in cash and an aggregate 628,076 shares of our common stock (assuming an initial public offering price of $15.00 per share), with each holder of shares of our series B preferred stock receiving the following upon redemption:

Holder of Series B Preferred Stock	Cash Consideration	Shares of Common Stock
Parthenon Investors, L.P.	$10,035,720	554,140
PCIP Investors	$211,900	11,700
JMH Partners Corp.	$517,031	28,549
Shad Run Investments, L.P.	$387,773	21,412
Alan Langer*	$25,852	1,427
Southfield Communications LLC*	$77,556	4,282
C. Meade Sutterfield*	$25,852	1,427
Peter Sulick*	$12,926	714
Margaret Sulick*	$12,926	714
Thomas S. Shattan, FBO Cecily Shattan*	$7,755	428
Thomas S. Shattan, FBO Ward Shattan*	$7,755	428
Nancy Warshauer Mendel, FBO Erica Mendel*	$6,463	357
Nancy Warshauer Mendel, FBO David Mendel*	$6,463	357
Kevin Fechtmeyer*	$12,926	714
David W. Beale*	$25,852	1,427
* The successors-in-interest to TSG Co-Investors, LLC, which originally acquired shares of our series B preferred stock in 2001.

—	an aggregate of 2,179,152 shares of our common stock will be issued upon the conversion of all of the outstanding shares of our class B common stock, with each holder of shares of our class B common stock receiving the following upon conversion:

Holder of Class B Common Stock	Shares of Common Stock Upon Conversion of Class B Common Stock
Parthenon Investors, L.P.	1,922,616
PCIP Investors	40,608
JMH Partners Corp.	99,036
Shad Run Investments, L.P.	77,304
Alan Langer*	4,952
Southfield Communications LLC*	14,856
C. Meade Sutterfield*	4,952
Peter Sulick*	2,476
Margaret Sulick*	2,476
Thomas S. Shattan, FBO Cecily Shattan*	1,486
Thomas S. Shattan, FBO Ward Shattan*	1,486
Nancy Warshauer Mendel, FBO Erica Mendel*	1,238
Nancy Warshauer Mendel, FBO David Mendel*	1,238
Kevin Fechtmeyer*	2,476
David W. Beale*	4,952
* The successors-in-interest to TSG Co-Investors, LLC, which originally acquired shares of our class B common stock in 1999.

—	an aggregate of 2,100,060 shares of our common stock will be issued upon the conversion of all of the outstanding shares of our class C common stock, including 878,609 shares of our common stock issuable with respect to the minimum return provisions of our articles of incorporation, with each holder of shares of our class C common stock receiving the following upon conversion:

Holder of Class C Common Stock	Shares of Common Stock Upon Conversion of Class C Common Stock	Additional Shares of Common Stock Issuable with respect to Minimum Return Provisions
Parthenon Investors, L.P.	396,005	239,498
PCIP Investors	13,962	8,444
Wafra Acquisition Fund 14, L.P.	585,024	454,667
Westbury Equity Partners SBIC, L.P .	226,460	176,000

In addition, under the agreement, certain of our principal shareholders have agreed to exercise warrants to purchase an aggregate of 396,195 shares of common stock, immediately prior to the completion of this offering.

The sale of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder relating to sales not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Third Amended and Restated Articles of Incorporation of Kenexa Corporation

3.2	Form of Articles of Amendment to Third Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective prior to the completion of this offering)

3.3	Form of Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective immediately upon completion of this offering)

3.4**	Amended and Restated Bylaws of Kenexa Corporation

3.5**	Form of Amended and Restated Bylaws of Kenexa Corporation (to become effective immediately upon completion of this offering)

4.1*	Form of Specimen Common Stock Certificate of Kenexa Corporation

4.2**	Form of Class A-1 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-1 Warrants

4.3**	Form of Class A-2 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-2 Warrants

4.4**	Form of Amended and Restated Class B Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.5**	Form of Amended and Restated Class D Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.6**	Form of Amended and Restated Class E Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

5.1	Opinion of Pepper Hamilton LLP

10.1**	Kenexa Corporation 2000 Stock Option Plan

10.2**	Form of Non-Qualified Stock Option Award Agreement under the 2000 Stock Option Plan

10.3**	Form of Kenexa Corporation 2005 Equity Incentive Plan (to be effective upon completion of the offering)

10.4**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director)

10.5**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee)

10.6**	Second Amended and Restated Stockholders Agreement dated March 29, 2001 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.7**	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.8**	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein

Exhibit Number	Description of Document

10.9**	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001, by and among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.10**	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996

10.11**	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.12**	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.13**	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association, and Kenexa Technology Inc.

10.14**	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.15**	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.16**	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association

10.17**	Class B Common Stock and Warrant Purchase Agreement dated as of December 16, 1999 among Kenexa Corporation and the investors named therein

10.18**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation and Wafra Acquisition Fund 14, L. P.

10.19**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation, Parthenon Investors, L.P. and PCIP Investors

10.20**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated March 29, 2001 between Kenexa Corporation and Westbury Equity Partners SBIC, L.P.

10.21**	Kenexa Corporation Waiver by Stockholders and Amendment to Purchase Agreements

10.22**	Amendment No. 2 to the Series A Redeemable Participating Preferred Stock and Class A Common Stock Purchase Agreements dated September 26, 2002 between Kenexa Corporation and certain shareholders of Kenexa Corporation

10.23**	Form of Indemnification Agreement between Kenexa Corporation and each of its directors and certain officers

16.1**	Letter of PricewaterhouseCoopers LLP

21.1**	Subsidiaries of Kenexa Corporation

23.1	Consent of by BDO Seidman, LLP

23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included in the signature page to the registration statement)

*	To be filed by amendment.
**	Previously filed

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required or the required information is included in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wayne, Pennsylvania, on the 6th day of June, 2005.

KENEXA CORPORATION

By:	/s/ NOORUDDIN S. KARSAN
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 6, 2005:

Signature	Title

/s/ NOORUDDIN S. KARSAN Nooruddin S. Karsan	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)

/s/ DONALD F. VOLK Donald F. Volk	Chief Financial Officer (Principal Financial and Accounting Officer)

* Barry. M Abelson	Director

* Elliot H. Clark	Director

* Bill L. Erickson	Director

* Joseph A. Konen	Director

* John A. Nies	Director

* Richard J. Pinola	Director

* John C. Rutherford	Director

*By:	/S/ DONALD F. VOLK
Donald F. Volk Attorney-in-fact

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Third Amended and Restated Articles of Incorporation of Kenexa Corporation

3.2	Form of Articles of Amendment to Third Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective prior to the completion of this offering)

3.3	Form of Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective immediately upon completion of this offering)

3.4**	Amended and Restated Bylaws of Kenexa Corporation

3.5**	Form of Amended and Restated Bylaws of Kenexa Corporation (to become effective immediately upon completion of this offering)

4.1*	Form of Specimen Common Stock Certificate of Kenexa Corporation

4.2**	Form of Class A-1 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-1 Warrants

4.3**	Form of Class A-2 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-2 Warrants

4.4**	Form of Amended and Restated Class B Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.5**	Form of Amended and Restated Class D Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.6**	Form of Amended and Restated Class E Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

5.1	Opinion of Pepper Hamilton LLP

10.1**	Kenexa Corporation 2000 Stock Option Plan

10.2**	Form of Non-Qualified Stock Option Award Agreement under the 2000 Stock Option Plan

10.3**	Form of Kenexa Corporation 2005 Equity Incentive Plan (to be effective upon completion of the offering)

10.4**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director)

10.5**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee)

10.6**	Second Amended and Restated Stockholders Agreement dated March 29, 2001 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.7**	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.8**	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein

Exhibit Number	Description of Document

10.9**	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001, by and among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.10**	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996

10.11**	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.12**	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.13**	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association, and Kenexa Technology Inc.

10.14**	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.15**	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.16**	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association

10.17**	Class B Common Stock and Warrant Purchase Agreement dated as of December 16, 1999 among Kenexa Corporation and the investors named therein

10.18**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation and Wafra Acquisition Fund 14, L. P.

10.19**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation, Parthenon Investors, L.P. and PCIP Investors

10.20**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated March 29, 2001 between Kenexa Corporation and Westbury Equity Partners SBIC, L.P.

10.21**	Kenexa Corporation Waiver by Stockholders and Amendment to Purchase Agreements

10.22**	Amendment No. 2 to the Series A Redeemable Participating Preferred Stock and Class A Common Stock Purchase Agreements dated September 26, 2002 between Kenexa Corporation and certain shareholders of Kenexa Corporation

10.23**	Form of Indemnification Agreement between Kenexa Corporation and each of its directors and certain officers

16.1**	Letter of PricewaterhouseCoopers LLP

21.1**	Subsidiaries of Kenexa Corporation

23.1	Consent of by BDO Seidman, LLP

23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included in the signature page to the registration statement)

*	To be filed by amendment.
**	Previously filed